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05013217

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME	OJSC Mining and Metallurgical Company Norilsk Nickel
*CURRENT ADDRESS	Voznesensky Pereulok. 22 "Usadba Center" Moscow, 125993, Russia
New ~~**FORMER~~ NAME	OJSC MMC Norilsk Nickel
**NEW ADDRESS	

PROCESSED
JAN 10 2006
THOMSON
FINANCIAL

FILE NO. 82-~~5167~~ 4270 FISCAL YEAR 2003 12-31-03 AR/S

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	X
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min
DATE: 12/12/05

12-31-03
AR/S


Pd
O
H

NORILSK NICKEL

ANNUAL REPORT 2003

Contents



Mission and strategy

Open Joint Stock Company Mining and Metallurgical Company Norilsk Nickel ("MMC Norilsk Nickel" or the "Company") and its subsidiaries (the "Norilsk Nickel Group" or the "Group") are the leading producers of nickel and palladium, one of the largest producers of platinum, and one of the top ten producers of gold and copper in the world. The Group produces five joint products: nickel, copper, palladium, platinum and gold, and the following by-products: cobalt, rhodium, silver, iridium and ruthenium.

Mission – What is the key objective of the Norilsk Nickel Group?
To increase long-term shareholder value

Strategy – How can this objective be achieved?

- Sustainable and effective development of existing production base.
- Reduction of costs and expenditures in main production areas.
- Development of independent energy supplies.
- Focus on efficient distribution, promotion and marketing of joint products.
- Improvement of financial management and introduction of state-of-the-art information technologies that facilitate higher efficiency of business operations and executive decision-making.
- Adherence to world-class corporate governance and investor relations practices.
- Identification of strategic opportunities in base, precious and other metals where the Norilsk Nickel Group has a strategic interest or a competitive advantage.
- Divestment of non-core assets.



Operating and consolidated IFRS financial highlights

Operating highlights

(in '000 tons or as noted)

	2003	2002	2001
Production volume			
Nickel	239	218	223
Copper	451	450	471
Platinum-group metals (compared with previous year, %) (1)	103 %	101 %	100 %
Gold ('000 ounces)	968	209 (2)	132
Palladium ('000 ounces)	119 (3)	-	-
Platinum ('000 ounces)	34 (3)	-	-
Sales volume			
Nickel	308 (4)	225	215
Copper	467	442	449
Palladium (compared with previous year, %)	505 % (5)	37 %	63 %
Platinum (compared with previous year, %)	115 %	74 %	139 %
Gold ('000 ounces)	966	301 (2)	82
Palladium ('000 ounces)	119 (3)	-	-
Platinum ('000 ounces)	34 (3)	-	-

Notes:

(1) Production of platinum-group metals in Russia, which is subject to State Secrecy legislation.

(2) Including the Group's share of Polus's production or sales as noted for the two months of 2002, which amounted to 84,000 troy ounces and 92,000 troy ounces of gold respectively. The Group acquired Polus in November 2002. The production volume of Polus for the year ended 31 December 2002 was 807,000 troy ounces of gold.

(3) The Group's share of production or sales volumes of Stillwater Mining Company ("Stillwater") as noted for the last six months of 2003, production from the Group's Russian mines is not included. The Group initially acquired a 50.5% ownership in Stillwater at the end of the second quarter of 2003 and an additional 4.9% ownership at the end of the third quarter of 2003 thus increasing its ownership to 55.4%. The production volumes of Stillwater for the year ended 31 December 2003 were 450,000 ounces of palladium and 134,000 ounces of platinum, the sales volumes were 459,000 ounces of palladium and 131,000 ounces of platinum.

(4) Including 60,000 tons of pledged nickel sold.

(5) Excluding 877,169 ounces of palladium used as part of purchase consideration for Stillwater acquisition.

Consolidated IFRS financial highlights[1]

(in millions of US Dollars or as noted)

	2003	2002	2001
Metal sales revenue	5,196	3,094	4,382
Gross profit on metal sales	2,326	1,343	1,982
Net profit for the year	861	584	1,235
Headline earnings[2]	861	315	411
Cash and cash equivalents	954	424	978
Capital investments	446	351	510
Capital construction-in-progress	1,150	1,084	1,099
Property, plant and equipment	6,068	5,266	4,951
Total assets	11,253	9,739	10,859
Total borrowings	619	822	2,079
Share capital and reserves	8,547	7,305	6,860
Total liabilities	2,706	2,434	3,999
Total number of issued shares (rounded to the nearest millions)	211 [3]	211 [3]	211 [4]
Fully diluted headline earnings per share, US cents	409	150	195
Declared dividend per share, US cents	137 [5]	71 [6]	74 [7]

Notes:

(1) The consolidated annual financial statements of the Group were prepared in accordance with the International Financial Reporting Standards ("IFRS"). Deloitte & Touche were appointed by management to perform an audit of the consolidated annual financial statements for the years ended 31 December 2003 and 2002 and to perform a review of the consolidated annual financial statements for the year ended 31 December 2001, in accordance with International Standards on Auditing ("ISA") and to express an opinion in accordance with ISA on these consolidated annual financial statements.

(2) Excluding non-cash flow gains on an embedded derivative of USD 269 million and USD 824 million in 2002 and 2001, respectively.

(3) Excluding 3 million treasury shares.

(4) Excluding 39 million shares that were repurchased and cancelled in accordance with a resolution of the Extraordinary Meeting of Shareholders dated 29 March 2002, and excluding 6 million treasury shares.

(5) Recommendation of the Board of Directors to the Annual General Meeting of Shareholders to approve the annual dividend in the amount equal to 9 months of 2003 interim dividend declared on 13 November 2003 and paid in February 2004.

(6) Final dividend for the year ended 31 December 2002 declared on 30 June 2003 and paid within two months.

(7) Final dividend for the year ended 31 December 2001 declared on 30 June 2002 and paid within two months.

Revenue distribution by metal in 2003



Gold 7%
Nickel 55%
Platinum 10%
Palladium 12%
Copper 16%

Revenues

(in millions of US dollars)



6000
5000
4000
3000
2000
1000
0
4 382
3 094
5 916
2001
2002
2003

Revenue distribution by geographical market in 2003



Europe 62%
North America 13%
Asia 12%
Russia 13%

Headline earnings

(in millions of US dollars)



1000
800
600
400
200
0
411
315
861
2001
2002
2003

Volume of nickel production

('000 tons)


250
200
150
100
50
0
223
218
239
2001
2002
2003

Volume of copper production

('000 tons)


500
400
300
200
100
0
471
450
451
2001
2002
2003

Volume of PGMs production in Russia

(as % of the previous year)[1]


120
100
80
60
40
20
0
100%
101%
103%
2001
2002
2003

Volume of gold production

('000 ounces)[2]


1000
800
600
400
200
0
132
209
968
2001
2002
2003

Notes:

(1) Excluding platinum group metals (PGMs) produced by Stillwater.

(2) Including the Group's share of Polus' production for the two months of 2002, which amounted to 84,000 troy ounces of gold. The Group acquired Polus in November 2002. The production volume of Polus for the year ended 31 December 2002 was 807,000 troy ounces of gold.



Letter from the General Director and Chairman of the Management Board



Dear Shareholders,

During 2003, the Group's market capitalization exceeded USD 10 billion for the first time ever, reaching almost USD 14 billion at the end of the calendar year. The almost three-fold increase in the market value against the previous year resulted from the strong demand for most of the Group's products and the successful achievement of strategic objectives set by the management. Major accomplishments during 2003 included:

- Improvement of our financial performance;
- Adoption and commencement of the Group's Production Development Strategy to 2015;
- Re-engineering of our distribution network and improvement of our distribution results;
- Closing of the Stillwater acquisition;
- Consolidation of gold mining assets in Russia;
- Adoption of international environmental standards and further reduction of harmful emissions; and
- Termination of a labor dispute and preparation of the Group's Socio-economic Development Concept to 2015.

This annual report was prepared in line with our commitment to a greater information transparency. For the first time the annual report now includes information on audited base metal reserves in the Talnakh, Oktyabrsky and Zhdanovsky deposits.

Results for the year – financial review

The situation in the base and precious metal markets was favorable in 2003. Several factors influenced world prices for the Group's products last year:
- economic improvement in major developed economies;
- continued growth in China;
- higher domestic demand in Russia; and
- development of stability at palladium market.

As a result of a combination of these factors prices for almost all Group's products increased. The average annual nickel price increased by 42%, the average annual platinum price grew by 28% while copper and gold prices were 14% and 17% respectively higher compared with the year before. Nickel prices hit a 14-year high, while platinum and gold prices hit 24 and 9-year highs respectively.

The only metal produced by the Group, which experienced a continued decline in price in 2003 was palladium. However, the Group's policy aimed at ensuring reliable and stable supplies of palladium to the market among other things, through expansion of supplies to the United States of America, the largest consumer market for palladium, halted the decline of world palladium prices in early 2004.

During 2003, the Group increased nickel production by 9.6% to 239,000 tons, while the copper production remained almost unchanged increasing by 0.2% to 451,000 tons. The production of platinum group metals ("PGMs") increased by 3% as compared with the year before. As a result of continued consolidation of the gold mining assets the consolidated gold production of the Group grew to 968,000 ounces.

In 2003, the Group's metal sales revenue increased by 68% thus amounting to USD 5,196 million, mainly due to higher selling prices of metals and growth in physical volumes of metal sales.

In 2003, nickel sales increased by 67% in USD terms and reached 308,000 tons in physical volume, including the sale of 70,000 tons from stock. Copper sales increased by 15% in USD terms to 467,000 tons, including the sale of 17,000 tons from stock. 95% of nickel and 79% of copper sales were sold outside Russia. Sales of palladium produced by the Group in Russia increased by 300% in USD terms and by 405% in physical volume. Sales of platinum produced in Russia increased by 5% in USD terms and by 15% in physical volume.

Revenue from sales of gold produced by the Group in Russia increased by 215% in USD terms due to the consolidation of 2003 annual sales of Polus, Russia's largest gold producer, acquired in November 2002, and strong market prices.

Cost of metal sales in 2003 increased by 64% to USD 2,870 million. The main reason for this was the growth of sales and the consolidation of Polus and Stillwater Mining Company (USA). The growth of consumables and spares, labor and transportation costs was due to both higher physical production volumes and higher domestic prices for resources and services in the context of inflation in Russia and the appreciation of Rouble against US Dollar.

Net profit for 2003 increased by 47% to USD 861 million. Headline earnings of USD 861 million grew by more than 2.7 times as compared with the year before. The Group increased its headline earnings from 10% in 2002 to 17% of metal sales revenues in 2003.

Shaping the future

The Production Development Strategy to 2015 for our operations on the Taimyr and Kola Peninsulas was published in early 2003 after its approval by the Board of Directors. The Production Development Strategy to 2015 is based on the following four principles:

- adjusting metal production volumes in line with expected market demand;
- increasing efficiency of production;
- identifying solutions to mitigate the environmental impact of the Group's operations; and
- ensuring sustainability and cost-efficiency of the Group's operations.

In 2003, the Company began implementation of the Production Development Strategy to 2015 at its operations on the Taimyr and Kola Peninsulas. In 2003, we continued to invest in our operations. Capital expenditures totaled USD 446 million, of which USD 142 million were spent on mining, USD 34 million on enrichment, USD 62 million on metallurgy and USD 42 million on energy.

Strengthening our management team

During 2003, we continued strengthening our management team. We appointed Sergey Alexeev, formerly an Advisor to the General Director on ecology matters, to the newly introduced position of Deputy General Director for the Environment and Ecology Management. Sergey Gryaznykh, a senior executive with leading Russian commercial banks from 1997 to 2003, was appointed Deputy General Director and Chief Treasurer of the Group.

In April 2004, Tav Morgan was appointed Deputy General Director. He is responsible for current operations, production and technical development, mineral and resource base development, fuel and energy complex development and capital construction. Before joining us Mr. Morgan was a Partner at McKinsey & Company.

Improvement of distribution

As part of our foreign market-oriented distribution policy, since October 2003 Norilsk Nickel Europe Limited (UK) has been phased in as the main distributor of our products to the European market. In 2004, Norilsk Nickel USA (located in Pittsburg, USA) and Norilsk Nickel Asia (located in Hong Kong) will become part of our worldwide distribution network. Norilsk Nickel USA will be responsible for sales to the United States of America and Norilsk Nickel Asia for sales to Asia. Norimet Limited, formerly the main foreign distributor of the Group will focus on the management of some of the Group's foreign assets, in particular, the shares of Stillwater Mining Company (USA).

In 2003, we made significant strides in our long-term distribution policy to target sales directly to end consumers and major regional distributors. The share of long-term contracts in 2003 accounted for 95% of nickel sales and 96% of copper sales. In 2003, export sales to end consumers continued to grow accounting for almost all nickel sales (99%) and 85% of copper sales.

In 2003, the Group successfully expanded its nickel sales globally: sales to the fast growing Asian markets, mainly to China, increased by USD 259 million and sales to the North American market increased by USD 60 million.

In 2003, our PGMs sales were outstanding. The Group sold its total annual palladium production volume and reduced its palladium inventories. The volume of palladium contracted in 2003 increased five fold as compared with the year before.

Gold business expansion

Following the 2002 acquisition of Polus, Russia's largest gold producer, the Group continued the active development of its gold business. During 2003, companies representing the interests of the Group announced the acquisitions of interests in Lenzoloto and the Matrosov Mine. The acquisition of these companies by the Group was closed in 2004 and their financial and operating results will be consolidated into the Group's financial statements from the second quarter of 2004.

The acquisition of a 20% ownership in Gold Fields Limited (South Africa), a world leading gold producer with gold deposits in South Africa, Australia, Ghana and Peru, in April 2004 was another important event.

Securing energy supplies and transportation links

Working under extreme conditions in the Taimyr Peninsula above the Arctic circle, we are committed to ensure our own stable and reliable energy supplies and secure transportation links. Consequently, during 2003 we increased our shares in Arkhangelsk Commercial Sea Port and Krasnoyarskenergo. We also acquired a 1% interest in RAO Unified Energy Systems (RAO UES) to expand our strategic opportunities during the reform of RAO UES.

In February 2003, the first four wells of the Pelyatka gas condensate deposit were put into operation and the pilot operation of the field was started.

Hydrogen energy

On 9 December 2003, MMC Norilsk Nickel and the Russian Academy of Sciences signed a Comprehensive Hydrogen Energy and Fuel Cells Exploration, Research and Development Plan. The comprehensive plan was developed within the framework of the General Agreement for Cooperation between the Russian Academy of Sciences and MMC Norilsk Nickel. This agreement is the first of its kind signed by the Academy of Sciences and a leading Russian industrial group.

The objective of the cooperation is to finance, develop and implement priority high-technology projects, create competitive import substitution hydrogen energy and fuel cells equipment and materials. It also provides for the use of palladium produced by the Group in building power units.

Investing in environment protection

We are committed to mitigate the environmental impact of our operations. During 2003, despite a significant increase in production the environmental situation on the Taimyr Peninsula continued to improve, total sulfur dioxide emissions reduced by 0.2%. In the Kola Peninsula, sulfur dioxide emissions have been reduced by 2.3%. Our Production Development Strategy to 2015 outlines the plan to further reduce these emissions.

Social policies

In 2003, the Group continued its sustainable social development, which included growth of employees' salaries accordingly with productivity increases, professional development as well as optimization of number and structure of personnel.

The past year was marked by the development of the Group's Socio-economic Development Concept to 2015. Employee representatives and the Group gave a positive assessment of the implementation of the 2001-2004 collective agreement, which was decided to be extended for another 3 years.

On behalf of the Group's management I would like to thank all employees for their conscientious work, the shareholders and investors for their support and trust and express a deep confidence that with the joint and harmonious work of the staff and the support from shareholders, MMC Norilsk Nickel will continue to strengthen its positions among the leaders of the world mining industry.

Sincerely,

Michael D. Prokhorov
General Director and Chairman of the Management Board

Moscow, 1 June 2004



Letter from the Chairman of the Board of Directors



Dear Shareholders,

The past year was an outstanding year in the life of the Group. The Group achieved a significant progress in the implementation of its long-term strategy aimed at increasing the shareholder value – the market capitalization of the Group increased three-fold compared with the previous year exceeding USD 10 billion. We strengthened our management team and continued to improve the efficiency of our operations. We carried out strategic acquisitions and continued to bring our corporate governance in compliance with international standards. In the context of the favorable situation in the metals markets the Group demonstrated good financial results.

Production development strategy

In March 2003, the Board of Directors approved the Production Development Strategy to 2015 and its major components: the mining plan and required investments in mining, enrichment and metallurgy at the Taimyr and Kola Peninsulas for the next 12 years.

The expected annual investments for the implementation of the Production Development Strategy to 2015 will amount from USD 300 to 450 million (USD 300-400 million per annum to 2005 inclusive). The Group's Board of Directors believes that the successful implementation of the Production Development Strategy to 2015 will help to increase shareholder value and ensure a return on investments and an average internal rate of return on investments in production assets, that would significantly exceed 20%.

Strategic acquisitions

During the year we obtained all required approvals to close the acquisition of a controlling interest in Stillwater Mining Company (USA). After the acquisition of a 50.5% ownership in Stillwater, in June 2003 the Group made a public tender offer to the remaining shareholders of Stillwater, as a result of which the Group's interest in Stillwater increased to 55.4%.

In December 2003, the Board of Directors approved the Group's gold development strategy with the objective to diversify cash flow and to make the Group a leading global gold producer. As part of this strategy companies representing the interests of the Group acquired to Russian gold producers: OJSC "Lenzoloto" and OJSC "Matrosov Mine".

As part of the implementation of our gold development strategy, in 2004, we also acquired a 20% ownership in Gold Fields (South Africa), a world leading gold producer with gold deposits in South Africa, Australia, Ghana and Peru. This is a strategic acquisition contributing to the achievement of the Group's objective of becoming the world's leading gold producer.

Working towards securing our energy supplies and transportation links, we increased our shareholding in Arkhangelsk Commercial Sea Port and Krasnoyarskenergo in 2003. We also acquired a 1% interest in RAO Unified Energy Systems (RAO UES) to expand our strategic opportunities during the reform of RAO UES. In the beginning of 2004 we increased our shareholding in Krasnoyarskenergo to 25.5%.

Corporate governance improvement

The Group seeks to improve corporate governance and increase transparency. We achieved significant progress in both directions.

Upon completion of the audit of base metal reserves at the Talnakh and Oktyabrsky deposits on the Taimyr Peninsula and the Zhdanovsky deposit on the Kola Peninsula, this annual report has incorporated information on the Base metal reserves prepared in accordance with the principles of the Joint Ore Reserves Committee ("JORC") Code of the Australasian Institute of Mining and Metallurgy. The JORC Code is one of the most widely recognized systems of mineral resources and ore reserves classification in the world.

In 2003, the majority on the Board of Directors was composed of independent directors. In order to increase the role and efficiency of the Board of Directors, the General Director and Chairman of the Management Board of MMC Norilsk Nickel, Mr. Michael D. Prokhorov has joined the Board of Directors.

In accordance with the international standards of corporate governance, the remuneration and reimbursement of expenses of independent directors were approved by the General Meeting of Shareholders. The Group also purchased a directors' and officers' liability insurance policy.

The Group continued to work towards increasing the efficiency of its top management. In early 2004, the restructuring of the Group's non-core assets was allocated into a new business project. Mr. Khagazheev, a former head of the production division of the Group, was appointed first vice-president in charge of this project.

Improved financial performance

In the context of a favorable situation in the world metals markets the Group increased its metals sales revenue in 2003 to USD 5,196 million and headline earnings to USD 861 million.

Taking into account the extraordinary performance reflecting the favorable metal prices during the first nine months of 2003, the Board of Directors recommended the distribution of an interim dividend for the first time ever in the Group's history. The Board of Directors is confident that the decision was in line with the mission of the Group to create value for shareholders. Following an approval of an Extraordinary General Meeting of the Group's shareholders the distribution of an interim dividend in the amount of USD 1.37 (RUR 42.1) per share was made.

On behalf of the Board of Directors, I would like to express satisfaction and thanks to both the Management and the Group's employees for their contribution to the achievement of these results.

I would also like to thank the Group's shareholders for their support of our efforts aimed at transforming MMC Norilsk Nickel into a world-class mining company.

Sincerely,

Andrey A. Klishas
Chairman of the Board of Directors

Moscow, 1 June 2004



Review of plans made for 2003 and plans for 2004

Plans fulfilled in 2003	Plans for 2004
Operations	
✔ Optimize ore extraction and metal production volume in accordance with the Production Development Strategy to 2015 ✔ Publish the Production Development Strategy to 2015 ✔ Commence pilot operation of the Pelyatka gas condensate deposit	• Optimize the production process as part of the new production strategy implementation process • Continue restructuring the flash smelters at Nadezhda Metallurgical Plant • Examine collective flotation and high grade matte leaching technologies • Commission additional wells at the Pelyatka gas condensate deposit
Distribution	
✔ Increase sales under long-term contracts and to end consumers ✔ Cease palladium sales to traders on the spot market – Sign the PGM distribution agreement with Stillwater	• Increase sales under long-term contracts and to end consumers • Sign long-term sales contracts with major auto manufacturers
Finance	
✔ Continue to improve financial and working capital management ✔ Continue to reduce operating costs ✔ Prepare for the introduction of a management information system	• Improve financial and working capital management • Introduce a management information system over the next two years

Plans fulfilled in 2003	Plans for 2004
Corporate development	

✔ Complete the integration of Polus into the Group
✔ Complete the purchase of 50.5% stake in Stillwater Mining Company
✔ Review and pursue new strategic opportunities in Russia and abroad:
  ✔ Acquisition of a 20% ownership in Gold Fields (in 2004)
  ✔ Acquisition of interests in Lenzoloto and the Matrosov Mine (in 2004)
  ✔ Acquisition of interest in Arkhangelsk Commercial Sea Port and RAO UES
	• Complete the consolidation of Lenzoloto and Matrosov Mine into the Group
	• Review and pursue new strategic opportunities in Russia and abroad, in particular, in gold mining in Russia:
	  • Participate in the auction (tender) for the Sukhoy Log deposit
	  • Examine opportunities for further cooperation with Gold Fields

Corporate governance improvement	
✔ Raise the role of the Board of Directors ✔ Increase the number of independent directors – Create Committees of the Board of Directors	• Create Committees of the Board of Directors • Introduce a top management performance-based compensation system

Notes:

"✔" defines a plan that has been implemented;

"–" defines a plan that has not been implemented;

"•" defines a plan for 2004.

Plans fulfilled in 2003	Plans for 2004
Information disclosure and transparency improvement	
✔ Issue the audited IFRS financial statements for 2002 before the Annual General Meeting of Shareholders – Publish quarterly IFRS financial reports ✔ Disclose quarterly base metals production ✔ Remove state secrecy from the data on PGMs reserves and production (respective amendments have been made to the law, by-laws are expected to be amended in 2004) ✔ Conduct international audit of the base metal reserves at the Talnakh, Oktyabrsky, and Zhdanovskoye deposits ✔ Organize regular presentations and telephone conferences for investors	• Publish international audit results of the base metals reserves at the Talnakh, Oktyabrsky and Zhdanovskoye deposits • Conduct international audit of PGM and gold reserves • Disclose PGMs production volumes • Obtain a credit rating assigned by a leading rating agency

Notes:

"✔" defines a plan that has been implemented;

"–" defines a plan that has not been implemented;

"•" defines a plan for 2004.



Overview of operations

The Group's main operating divisions are:

- the Polar Division of MMC Norilsk Nickel and ancillary activities, located in the Taimyr Peninsula;
- Kola MMC and ancillary activities, located in the Kola Peninsula (incorporating the Pechenganickel and Severonickel Combines)[(1)];
- Polus located near Severo-Eniseysk in the Krasnoyarsk Region[(1)]; and
- Stillwater Mining Company located in Columbus, in the State of Montana in the United States of America, 55.4% of the ordinary shares were acquired by the Group during 2003.

The Group has its headquarters in Moscow. The Group's research institute, Gypronickel, is located in St. Petersburg.



Stillwater Mining Company
Kola Division
Polar division
Gypronickel
Headquarters
CJSC "Polus"
Norimet
Lenzoloto
Montana, USA
Matrosov Mine
Magadan
Murmansk
Norilsk
London
St. Petersburg
Irkutsk
Krasnoyarsk
Moscow

Notes:

(1) Throughout this annual report, we will refer to mining and processing activities on:
- the Taimyr Peninsula as "Taimyr Peninsula";
- the Kola Peninsula as "Kola Peninsula"; and
- Polus as "Severo-Eniseysk".

Mining

Location, deposit and mines	Type of mine	Types of ore extracted [1]
Taimyr Peninsula		
Talnakh and Oktyabrsky deposits		
Oktyabrsky mine	Underground	Rich, cuprous and disseminated
Taimyrsky mine	Underground	Rich and cuprous
Talnakh mining department [2]		
Komsomolsky	Underground	Rich and cuprous
Mayak	Underground	Rich and disseminated
Skalistaya (under construction)	Underground	Rich
Norilsk-1 deposit		
Medvezhy Ruchey mine	Open pit	Disseminated
Zapolyarny mine	Underground	Disseminated
Kola Peninsula		
Zhdanovskoye deposit		
Tsentralny mine	Open pit	Disseminated
Severny Gluboky (under construction)	Underground	Disseminated
Zapolyarnoe deposit		
Severny mine	Underground	Disseminated
Kaula-Kotselvaara mine	Underground	Disseminated
Severo-Eniseysk [3]		
Olimpiadinskoe deposit	Open pit	Oxidized and sulphide
Montana, United States of America		
J-M Reef deposit		
Stillwater mine	Underground	Sulphide
East Boulder mine	Underground	Sulphide

Notes:

(1) Rich ores have a higher content of base and precious metals. Cuprous ores have a higher content of copper. Disseminated ores have a lower content of all metals. Oxidized ores mined at the Olimpiadinskoe deposit have a higher content of gold than sulphide ores.

(2) In 2003, the Mayak, Skalistaya and Komsomolsky mines were included in the Talnakh mining department.

(3) Polus also holds licenses for the development of the Tyradinskoye, Olenye and Blagodatnoye fields. In the late 2003, Polus also won a tender to explore and extract gold at the Titimukhta deposit, located near the Olimpiadinskoe gold deposit.

Taimyr Peninsula

The Group mines Talnakh, Oktyabrsky and Norilsk-1 deposits in the Taimyr Peninsula, where it operates seven mines extracting rich, cuprous and disseminated ores containing nickel, copper, palladium, platinum, gold and sundry by-products.

In the Taimyr Peninsula, the Group operates the Norilsk and Talnakh Enrichment Plants. The Talnakh Enrichment Plant processes some of the rich and cuprous ores mined at the Talnakh and Oktyabrsky deposits to produce nickel, copper and pyrrhotite concentrates. The Norilsk Enrichment Plant processes the entire volume of disseminated ores from deposits located on the Taimyr Peninsula, a portion of rich and cuprous ores from the Talnakh and Oktyabrsky deposits, and stored pyrrhotite concentrate to produce nickel and copper concentrates.

In the Taimyr Peninsula, the Group has the Agglomeration Plant (a division of the Nickel Plant) and operates Nadezhda Metallurgical Plant, Nickel and Copper Plants. The Nadezhda Metallurgical Plant processes all nickel and pyrrhotite concentrates produced by the Talnakh Enrichment Plant, some part of the nickel concentrates from the Norilsk Enrichment Plant (about 15%), all copper concentrate of the high-grade matte separation shop at the Nickel Plant to produce high-grade matte, copper anodes and elementary sulphur. The Nickel Plant processes the major part of the nickel concentrate produced by the Norilsk Enrichment Plant (about 85%), all enriched stored pyrrhotite concentrate, and some high-grade matte from the Nadezhda Metallurgical Plant, to produce nickel cathodes and cobalt. The Copper Plant processes copper concentrates produced by the Norilsk and Talnakh Enrichment Plants and copper anodes from the Nadezhda Metallurgical Plant to produce copper cathodes, elementary sulphur and sulfuric acid. The precious metals concentrate production shop, which is a division of the Copper Plant, recycles sludge from the copper electrolysis shops of the Copper Plant and the Nickel Plant to produce precious metal and metallic silver concentrates, selenium and tellurium.

The Group has outsourced the refining of its precious metal concentrates from the Taimyr Peninsula under toll refining agreements to independent precious metals refineries (Krasnoyarsk Precious Metals Plant, Prioksk Precious Metals Plant and Ekaterinburg Precious Metals Plant).

The Taimyr Peninsula is completely isolated from Russia's road and railroad networks. As a result, all goods are shipped to and from the Peninsula by sea, river or air. The Group ships refined nickel and copper to end-users and high-grade mattes to the Kola Peninsula using the North Sea Route via the Group-owned Dudinka Port, located 80 kilometers from Norilsk on the Enisey River. The Group also uses the North Sea Route to receive raw materials and other supplies from Murmansk Commercial Sea Port and Arkhangelsk Commercial Sea Port and during summer months by the Enisey river. The North Sea Route is available for navigation with icebreakers throughout the whole year, other than for several weeks in late spring when the ice melts and water levels rise. The only company providing shipping services on the North Sea Route is the Murmansk Sea Shipping Company.

To secure these critical transportation links, the Group recently signed a 10-year agreement with the Ministry of Transport of the Russian Federation under which the Government guarantees open shipping lanes via the North Sea Route. In 2002, the Group increased its ownership in the Enisey River Shipping Company to 43.9%, the company providing shipping services on the Enisey River. In 2003, the Group increased its ownership in Arkhangelsk Commercial Sea Port to 53.1% (see details on page 38).

The main supplier of electrical power (60% of electric power and 100% of heat power) to the Group's operations on the Taimyr Peninsula is Norilskenergo, a division of the Group, operating three thermal power plants. The other 40% of electric power is supplied by OJSC "Taimyrenergo", an entity wholly-owned by RAO Unified Energy Systems (RAO UES) and which has two hydro power plants.

The Taimyr Peninsula receives gas to support its operations from OJSC "Norilskgasprom" and OJSC "Taimyrgas", a subsidiary of the Group, which develops the Pelyatka gas condensate deposit.

Kola Peninsula

The Group mines Zhdanovskoe and Tsentralnoe deposits in the Kola Peninsula, where it operates four mines extracting disseminated ores containing nickel, copper, palladium, platinum, gold and sundry by-products.

The Group operates the Pechenganickel's Enrichment Plant, which processes disseminated ores extracted from the Kola Peninsula mines to produce collective copper and nickel concentrates.

The roasting and smelting shops at Pechenganickel process concentrate produced by the Enrichment Plant, to produce high-grade matte for further processing at Severonickel.

Severonickel processes high-grade matte received from the Taimyr Peninsula and high-grade matte from Pechenganickel, along with scrap, waste and raw materials from both domestic and foreign suppliers. The key products are nickel and copper cathodes, precious metals concentrates, and sulfuric acid.

The Group has outsourced the refining of its precious metal concentrates from the Kola Peninsula under toll refining agreements to independent precious metals refineries (Krasnoyarsk Precious Metals Plant, Prioksk Precious Metals Plant and Ekaterinburg Precious Metals Plant).

The Kola Peninsula operations are fully connected to other parts of Russia and Europe by roads and railroads. The Kola Peninsula also benefits from its proximity to the Murmansk Commercial Sea Port.

The Kola Peninsula receives electric power from a subsidiary of RAO UES of Russia, OJSC "Kolaenergo".

Severo-Eniseysk (Polus)

The Group's wholly-owned subsidiary, Polus, mines the Olympiadinskoe deposit in the Krasnoyarsk region and extracts oxidized and sulphide ores containing gold.

At Severo-Eniseysk the Group operates two gold-extraction plants:
- Gold extraction plant No. 1, which was commissioned in 1996, uses the hydrometallurgical production technology to process rich oxidized ore, and
- Gold extraction plant No. 2, which was commissioned in 2001, uses the biohydrometallurgical production (bioleaching) to process sulphide ore.

The Group has outsourced the refining of gold from Polus under toll refining agreements to an independent precious metals refinery – Krasnoyarsk Precious Metals Plant

The Severo-Eniseysk operations are fully connected to other parts of Russia and Europe by roads and railroads.

Polus receives electric power from a subsidiary of RAO UES of Russia, OJSC "Krasnoyarskenergo". In 2003, the Group increased its stake in Krasnoyarskenergo to 25.5% and acquired a 1% interest in RAO UES of Russia (see details on page 38).

Montana, USA

Stillwater Mining Company, a majority-owned Group subsidiary, mines the J-M Reef deposit located in Montana, USA. Stillwater operates two mines, extracting sulphide ores containing predominantly palladium and platinum.

Stillwater operates two enrichment plants located adjacent to its two mines.

Stillwater processes concentrate produced by the enrichment plants at Stillwater Mine and East Boulder Mine at its smelter in Columbus, Montana. Granulated matte with a 2% PGMs content is delivered for further processing to the Stillwater's refinery located next to the smelter where the PGMs content is upgraded to 55-60%.

The precious metal refinery of the PGM filter cake produced by Stillwater has been outsourced to independent precious metal refineries in New Jersey and California, USA.

Geological and geodesic exploration

The Group carries out geological exploration in the Taimyr and Kola Peninsulas and in some other Russian regions. The Group is committed to the maximum disclosure of information limited only by the applicable state secrecy legislation.

For the fist time the Group discloses in this annual report base metal reserves at Talnakh and Oktyabrsky deposits located in the Taimyr Peninsula and Zhdanovsky deposit located in the Kola Peninsula audited by Micon International.

Stillwater's exploration focus is on its current delineated PGM reserves and adjacent mineralization along the J-M Reef within the company's mining claims.

Distribution

Since October 2003, as part of the improvement in the foreign market-oriented distribution policy Norilsk Nickel Europe Limited (UK) has been phased-in as the main distributor of metals to the European market. In 2004, the distribution network will incorporate Norilsk Nickel USA (located in Pittsburgh, USA), the distributor for the North American market, and Norilsk Nickel Asia (located in Hong Kong), which will sell metals to the Asian market.

Norimet Limited (London), formerly the main foreign distribution arm of the Group, is now focusing on the management of the Group's foreign assets, in particular, the shares in Stillwater Mining Company (USA).

In 2003, Norimet Limited acted as the main foreign distribution arm for base and precious metals produced by the Group. After signing a contract in the first half of 2002 between Norimet Limited and GUP V/O Almazyuvelirexport, Norimet began selling PGMs produced by the Group directly to end consumers abroad. Under the contract Almazyuvélirexport acts as an export agent for the Group by taking metals out from Russia and storing them abroad. Almazyuvelirexport continues to receive commission fee for the export of metals to Norimet.

RAO Norilsk Nickel has a 10-year quota (expiring in 2008) for the export of palladium. MMC Norilsk Nickel has a 5-year quota for the export of platinum.

In the domestic market gold, silver, and platinum group metals are sold by the Group's sales and marketing division located in the headquarters in Moscow.



Mineral resources and ore reserves

The Russian legislation was amended during 2002 lifting the secrecy of the base metal reserves in the Talnakh, Oktyabrsky and Zhdanovsky deposits of the Group. For the purposes of disclosing information in conformity with the generally accepted international standards the Group engaged Micon International, a leading mineral industry consultant, to audit its reserves located in the Taimyr and Kola Peninsulas. The audit results are presented below.

Mineral resources and ore reserves of the Talnakh, Oktyabrsky and Zhdanovsky deposits as of 1 January 2003(1)

Deposit and mine	Type of ore	Volume Million tons	Nickel %	Copper %	Metal content Nickel '000 tons	Metal content Copper '000 tons
Talnakh and Oktyabrsky deposits						
Proved and probable ore reserves (2)						
Oktyabrsky mine	Rich	40.0	2.99	6.11	1,197	2,445
	Cuprous	51.3	1.14	5.20	583	2,667
	Subtotal	**91.3**	**1.95**	**5.60**	**1,780**	**5,112**
Taimyrsky mine	Rich	74.8	2.87	3.17	2,147	2,370
	Cuprous	0.4	0.73	1.94	3	7
	Subtotal	**75.1**	**2.86**	**3.16**	**2,150**	**2,377**
Komsomolsky mine	Rich	2.2	3.74	3.28	84	74
	Cuprous	19.5	0.74	2.54	145	496
	Subtotal	**21.7**	**1.05**	**2.62**	**229**	**569**
Mayak mine	Disseminated	1.3	0.57	1.12	7	14
Skalistaya mine	Rich	32.3	3.62	3.26	1,170	1,052
Total proved and probable reserves	Rich	149.3	3.08	3.98	4,597	5,940
	Cuprous	71.1	1.03	4.46	731	3,170
	Disseminated	1.3	0.57	1.12	7	14
	Total	**221.7**	**2.41**	**4.12**	**5,335**	**9,124**
Measured and indicated mineral resources						
Talnakh ore field (3,4)	Rich	21.5	4.22	6.01	906	1,291
	Cuprous	0.3	0.35	3.09	1	10
	Disseminated	1,397.8	0.52	1.04	7,238	14,468
	Total	**1,419.6**	**0.57**	**1.11**	**8,146**	**15,769**
Inferred mineral resources						
Talnakh ore field (3,4)	Rich	67.2	3.16	5.18	2,125	3,480
	Cuprous	108.1	0.80	2.64	864	2,853
	Disseminated	308.5	0.48	0.95	1,495	2,921
	Total	**483.9**	**0.93**	**1.91**	**4,484**	**9,254**
Zhdanovskoye deposit						
Proved and probable ore reserves (2)		173.3	0.75	0.35	1,302	600
Inferred mineral resources		63.5	0.73	0.37	466	233

Notes:

(1) The Talnakh and Oktyabrsky deposits in the Taimyr Peninsula and the Zhdanovsky deposit in the Kola Peninsula were classified according to the Australasian Code for Reporting of Mineral Resources and Ore Reserves ("JORC Code") developed by the Australasian Joint Ore Reserves Committee ("JORC") formed by the Australian Mining Industry Council, The Australasian Institute of Mining and Metallurgy, and The Australian Institute of Geoscientists. The classification of the reserves in accordance with JORC principles have been prepared by the following competent persons: Stanley C Bartlett, PGeo, the senior geologist-economist, and D William Hooley, FAusIMM, senior mining engineer and managing director of Micon International Co Limited.

(2) Proved and probable ore reserves are not included in mineral resources.

(3) The Talnakh ore field includes Talnakh and Oktyabrsky deposits.

(4) Including mineral resources of Gluboky and Severny mines.

Resource and reserve definitions

To interpret the classification of the mineral resource and ore reserve classification meaningfully it is a prerequisite that the following mineral resources and ore reserves definitions are fully understood:

- *A "Mineral Resource"* is a concentration or occurrence of material of intrinsic economic interest in or on the earth's crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are subdivided, in order of increasing geological confidence into Inferred, Indicated and Measured categories.
- *An "Inferred Mineral Resource"* is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with **a low level of confidence.** It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations, such as outcrops, trenches, pits, workings and drill holes, which is limited or of uncertain quality and reliability.
- *An "Indicated Mineral Resource"* is that part of a Mineral Resource, for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with **a reasonable level of confidence.** It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.
- *A "Measured Mineral Resource"* is that part of a Mineral Resource, for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with **a high level of confidence.** It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.
- *An "Ore Reserve"* is the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur, when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are subdivided in order to increase confidence into Probable Ore Reserves and Proved Ore Reserves.
- *A "Probable Ore Reserve"* is the **economically mineable part of an Indicated,** and in some circumstances, a Measured Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. **These assessments demonstrate at the time of reporting that extraction could reasonably be justified.**
- *A "Proved Ore Reserve"* is the **economically mineable part of a Measured Mineral Resource.** It includes diluting materials and allowances for losses, which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

Micon reviewed all aspects related to the mineral reserves estimation in the Taimyr and Kola Peninsulas. The review involved all the geologic research and ore geology activities, including the methods used to collect geologic information and determine mineral reserves through drilling and sampling, and to estimate and classify the reserves. Meetings were held with persons responsible for each mine and for each unit relating to the issue reviewed. Operating mines were inspected as well as auxiliary geological facilities and analytical laboratories. Micon examined the drilling techniques used and respective equipment, the core sample log and methods of sample collection, samples chemical analysis methods and the quality of the control methods used to check the integrity of the drill holes and the sampling database.

Micon performed a detailed examination of the reserve valuation protocols and methods of metal content and volume estimation, and checked some of those estimates. In addition, Micon re-estimated the mineral reserves in some ore sections at the Oktyabrsky, Taimyrsky, Komsomolsky, Skalistaya and Gluboky mine ore zones located at the Talnakh ore field in the Taimyr Peninsula and the Central ore zone of the Zhdanovsky deposit at the Kola Peninsula. The results obtained by Micon were compared to the booked reserves for each of the ore sections examined.

Micon examined the reserve classification system used by Norilsk Nickel and compared it to that adopted by the JORC Code. The JORC Code is the most widely used system of classification of mineral resources and ore reserves in the world. Micon classified the Talnakh and Zhdanovsky deposits mineral reserves in accordance with the JORC Code principles.



Review of corporate developments in 2003

The major events in corporate development were:

- the closing of the acquisition of a controlling interest in Stillwater Mining Company (USA);
- the acquisition of interests in two Russian gold-mining companies: OJSC "Lenzoloto" and OJSC "Matrosov Mine"; and
- the acquisition of a 20% ownership in Gold Fields Limited (South Africa) in April 2004.

II

Acquisition of Stillwater Mining Company (USA)

In 2003, the Group acquired a 55.4% stake of the ordinary shares of Stillwater Mining Company ("Stillwater"). The acquisition of interest in Stillwater was completed in two phases:

- Pursuant to the Stock Purchase Agreement signed in November 2002 between the Group and Stillwater, and after obtaining all the required approvals, the Group acquired in June 2003, 45.5 million newly issued ordinary shares of Stillwater, or 50.5% of the total issued ordinary shares. The shares were paid for in cash totaling USD 100 million and 877,169 ounces of palladium at USD 179 per ounce amounting to USD 157 million.
- As a result of a tender offer to the remaining shareholders of Stillwater, the Group acquired an additional 4.4 million shares in September 2003 at cost of USD 32 million, thus increasing its total stake in Stillwater to 55.4% and bringing the Group's total investment in Stillwater to USD 289 million.

The acquisition of the controlling interest in Stillwater was carried out as part of the implementation of the Group's new distribution strategy aiming at the establishment of long-term relationships with end users of the metals produced by the Group. The United States of America is the largest international market accounting for 39% of the global consumption of palladium and 47% of the global consumption of palladium for automobile catalysts. The acquisition of Stillwater facilitated development of a solid distribution platform in the USA for PGMs produced by the Group in Russia, as well as for joint promotion and marketing of palladium. All these factors contributed to an increase in the reliability and stability of palladium supply to the market, thus pre-empting the substitution effect and promoting the use of palladium.

The use of palladium as part of the purchase price consideration for Stillwater allowed the Group to realize value of its palladium inventory. Taking the metal stock involved in the transaction outside the Russian Federation contributed to an increase in consumer confidence in the reliability of metal supplies to the market and stimulated its demand.

The Stillwater acquisition resulted in geographical diversification of the Group's resource base.

Stillwater is located near Columbus in Montana, USA, and is the only producer of palladium and platinum in the USA. Proven and probable reserves amounted to 23.6 million ounces of PGMs as of 31 December 2003. Stillwater's production in 2003 amounted to 584,000 ounces of PGMs. The company has long-term sales contracts with three of the largest automotive producers in the USA – Ford, General Motors and Mitsubishi. Stillwater's shares are listed on the NYSE.

Acquisition of a controlling interest in OJSC "Lenzoloto"

During 2003, companies representing the interests of the Group acquired 44.9% and 5.6% of the ordinary shares (58.6% and 7.3% of voting shares respectively) of OJSC "Lenzoloto" from the State and Irkutsk Region Administration, respectively, at auctions for USD 174 million.

Acquisition of OJSC "Lenzoloto" was closed in April 2004 with the ownership rights held by Polus. The financial and operating results of OJSC "Lenzoloto" will be consolidated into the Group's financial statements starting from the second quarter of 2004.

Acquisition of the controlling stake in Lenzoloto provided to the Group additional competitive advantages at the auction (competition) for Sukhoy Log gold deposit scheduled in 2004. The Group has obtained access to the regional infrastructure needed for the development of Sukhoy Log. The Group also intends to study Lenzoloto's experience of processing the ores of the western section of Sukhoy Log.

OJSC "Lenzoloto" is a holding company, which owns the controlling interest in nine different gold-mining companies in the Bodaibo area, Irkutsk region. The company mines alluvial gold and ores bordering the western section of the Sukhoy Log deposit. Gold production in 2003 was approximately 280,000 ounces. The gold reserves are estimated at 4 million ounces.

Acquisition of a controlling interest in OJSC "Matrosov Mine"

During 2003, companies representing the interests of the Group acquired 38% of ordinary shares (50.7% of voting) of OJSC "Matrosov Mine" for USD 34.5 million at an auction held to sell the controlling interest owned by the state.

Acquisition of OJSC "Matrosov Mine" was closed in April 2004 with the ownership rights held by Polus. The financial and operating results of OJSC "Matrosov Mine" will be consolidated into the Group's financial statements starting from the second quarter of 2004.

In May 2004 an additional 5.2% of the ordinary shares outstanding and 2.2% of the preference shares outstanding of OJSC "Matrosov Mine" were acquired by the Group from individuals for USD 1.5 million.

OJSC "Matrosov Mine" develops the Natalka gold deposit in the Magadan region. Gold production in 2003 was approximately 23,000 ounces. The measured gold resources are estimated at 8 million ounces. The Group intends to conduct an additional geological survey of the Natalka deposit in 2004-2005. According to the estimates made by the Group's geologists, OJSC "Matrosov Mine" may book additional 19-26 million ounces of gold.

Acquisition of a 20% interest in Gold Fields Limited (South Africa)

In April 2004, the Group acquired 98.5 million ordinary shares, representing approximately 20% of the total number of common shares outstanding of Gold Fields Limited (South Africa) ("Gold Fields"), for ZAR 77.5 per share from Anglo South Africa Capital (Proprietary) Limited for a total consideration of ZAR 7.6 billion (approximately USD 1.2 billion).

To finance the acquisition the Group received an unsecured loan of USD 800 million for 6 months arranged by Citigroup Global Markets Limited. This loan bears interest rate of LIBOR plus 1.5% per annum.

The acquisition of a stake in Gold Fields presented a unique opportunity for the Group:

- Acquisition at a discount of a significant stake in one of the leading global gold-mining companies, ranking among the leaders of the international gold-mining industry;
- First class gold deposits of Gold Fields, which are geographically diversified between the world's major gold-mining regions;
- Potential partnership with the company having one of the best management teams in the industry and cutting edge production technologies, which may facilitate more efficient development of the Group's gold assets in Russia;
- Additional geographical diversification of the Group's operations; and
- Entering the South African mining industry.

The purchase of Gold Fields's shares will be consolidated in the Group's finansial statements starting from the second quarter of 2004.

Gold Fields is one of the largest global gold producers and the second largest gold producer in South Africa. In 2003, Gold Fields produced 4.58 million ounces of gold including minority interest. The company has over 80 million ounces of gold in reserves and approximately 196 million ounces in resources. Gold Fields mines gold in South Africa, Ghana, Australia and Peru. Gold Fields' shares are listed on the Johannesburg Stock Exchange, its ADRs are traded on the New York Stock Exchange and the London Stock Exchange.

Strategic acquisitions in transportation and energy

Operating above the Arctic Circle, the Group aims at securing control over its main transportation links and energy suppliers. In 2003, the Group acquired the following stakes:

- Additional shares in OJSC "Archangelsk Commercial Sea Port" for USD 2 million, increasing the Group's ownership from 35.1% to 53.1%;
- A 1% equity stake (comprised of common and preferred shares) in RAO UES of Russia for USD 115.6 million;
- Investments in the Pelyatka gas condensate field near Norilsk.

In 2004, were acquired additional shares in OJSC "Krasnoyarskenergo" for USD 5 million, increasing the Group's ownership by 2% to 25.5%.

Other strategic opportunities in Russia

In 2003, Polus, a Group subsidiary, won a tender to develop Titimukhta, a gold deposit located in the Krasnoyarsk region. The reserves are estimated at 1.6 million ounces of gold.

According to its diversification strategy the Group conducts geological exploration of gold and other minerals in Russia. The Group plans to participate in a number of privatization projects of gold companies scheduled in 2004 and 2005.

The Group also conducts geological exploration of the Yugo-Vostochnaya Gremyaha titanium deposit in the Kola Peninsula (Murmansk region) and at the Tsentralnoe titanium-zirconium deposit in Tambov region. The Group's geologists estimate that the combined resources of these two deposits contain approximately 40 million tons of titanium oxide. Similar exploration work is done in the Taimyr Peninsula, which is considered to be the most promising region in the world in terms of potential discovery of the Norilsk type ore deposits, characterized by a high base and precious metals content.



Review of market developments in 2003

Nickel

During 2003, the average annual price of nickel on the London Metals Exchange ("LME") increased more than 42% as compared with 2002 (USD 6,772 per ton) and amounted to USD 9,640 per ton, hitting a 14-year high.

Demand

The world-wide nickel consumption grew almost 7% amounting to 1.25 million tons in 2003. The growth in the nickel consumption was mainly due to the growth of stainless steel production and a reduction in the use of scrap. The main growth in the stainless steel production was in China where nickel consumption grew by 30%, amounting to at least 120,000 tons.

Supply

The world-wide nickel production grew 3% and amounted to 1.22 million tons in 2003. The world-wide growth of production in 2003 was restrained due to a strike at INCO.

The Group expects that the restrictions on a significant increase in nickel production at existing facilities, the delays in launching new large nickel projects and the low level of reserves will limit the mid-term nickel supply.

Average annual nickel price *(US Dollars per ton)*		2003	2002	2001
	Nickel	9,640	6,772	5,948

Source: London Metal Exchange

Nickel prices at the London Metal Exchange in 2003
(in US Dollars per ton)


18,000
16,000
14,000
12,000
10,000
8,000
6,000
January
March
May
June
August
October
December

Source: London Metal Exchange

Copper

During 2003, the average annual LME price of copper increased by 14% as compared with 2002 and amounted to USD 1,780 per ton. By the end of 2003, there was a deficit of copper on the market, estimated at 300,000 tons (approximately 2% of the global consumption), which led to reduction of exchanges' stockpiles and price growth. The deficit in the market was caused by the increased demand, which was not supported by production growth and by the limited supply resulting from the creation of a buffer stock by Codelco.

Demand

The global copper consumption grew by 3% from 2002 and amounted to 15.5 million tons in 2003. The main growth in consumption was in South East Asia and, in particular, in China which remains the world main consumer of refined and crude copper, as well as copper semi-finished products and scrap.

Supply

The world-wide refined copper production decreased by 1% to 15.2 million tons in 2003. Reduction of refined copper production was mainly due to a decrease of supply of copper concentrate and numerous problems of various producers. The copper production was reduced in North America, Australia, Indonesia, Kazakhstan and Germany.

In Russia, the refined copper production decreased by 2.5% to 835,000 tons in 2003. The decrease of production at plants in the Urals, experiencing shortages of raw material supplies, was compensated in part by the steady production at the Group's plants accounting for 55% of the copper production in Russia.

The Group expects that the copper demand in 2004 will mainly depend on the growth rates of the world economy and on China maintaining its active demand.

Average annual copper price *(US Dollars per ton)*		2003	2002	2001
	Copper	1,780	1,560	1,578

Source: London Metal Exchange

Copper prices at the London Metal Exchange in 2003
(in US Dollars per ton)


2,400
2,200
2,000
1,800
1,600
1,400
January
March
May
June
August
October
December

Source: London Metal Exchange

Palladium

In 2003, palladium prices declined further. The average annual price for palladium in the London Platinum and Palladium Market ("LPPM") decreased by 41% from 2002 and amounted to USD 200 per ounce. During the 2003 year the price declined from USD 271 per ounce in early 2003 to USD 193 per ounce at the end of the year.

Demand

The main factor for the deterioration of palladium prices in 2003 was the supply of surplus palladium stocks to the market, accompanied by the low demand from the end consumers. Overall demand for palladium increased 16% from 2002 to 6.1 million ounces, lagging behind the supply growth of 2003.

In 2003, as a result of depletion of metal reserves of auto catalysts producers, they increased demand for palladium by 18.8%, to 3.7 million ounces. At the same time, recovery of palladium demand was somewhat halted due to the increase in the share of diesel engines production, consuming less palladium.

The electronics industry demand rose by 31.3% and amounted to 985,000 ounces. The demand from other industries, including chemistry, jewelry and dentistry remained stable.

Supply

In 2003, there was a surplus of palladium in the market leading to the growth of supply to 6.7 million ounces from 5.6 million ounces in 2002. Overall, during the year the palladium stabilized.

Average annual palladium price *(US Dollars per troy ounce)*		2003	2002	2001
	Palladium	200	337	603

Source: London Platinum and Palladium Market

Palladium prices on spot market in 2003

(in US Dollars per ounce)



300
250
200
150
100
January
March
May
June
August
October
December

Source: Bloomberg

Platinum

In 2003, the platinum market was characterized by a sharp rise in prices. The average annual price for platinum on the LPPM increased by 28% from 2002 and amounted to USD 692 per ounce. During the year the platinum price reached a record high since 1980, over USD 800 per ounce.

Demand

The demand for platinum increased by 1.5% to 7.2 million ounces, due to increased metal consumption in the automotive industry, while demand from the jewelry industry declined.

The USA automotive industry became the leader in the demand growth for platinum in 2003, posting a 54.4% growth rate to 880,000 ounces. The platinum consumption in Europe grew by 8.7% to 1,370,000 ounces, and in Japan to 490,000 ounces (growth by 14.0%). The overall platinum demand from the automotive industry increased by 20% to 3.2 million ounces mainly due to the increase in sales of diesel cars, stricter standards of emissions and a higher use of platinum in catalysts.

Higher platinum prices led to a 13% demand reduction by the jewelry industry to 2.5 million ounces. Purchases of platinum by Chinese jewelers declined 20% to 1.2 million ounces.

Supply

Despite the fact that in 2003 the platinum supply increased by 2.8% to 6.4 million ounces, there was a deficit of platinum in the market estimated at about 0.8 million ounces (compared with 0.6 million ounces in 2002).

Average annual platinum price *(US Dollars per troy ounce)*		2003	2002	2001
	Platinum	692	540	529

Source: London Platinum and Palladium Market

Platinum prices on spot market in 2003
(in US Dollars per ounce)



900
800
700
600
500
January
March
May
June
August
October
December

Source: Bloomberg

Gold

In 2003, the average annual gold price increased by 17% and amounted to USD 364 per ounce, reaching USD 417 per ounce by the year-end.

Demand

In 2003, the demand grew 3.7% to 132.9 million ounces due to the weakened dollar exchange rate and reduced stock market returns, which traditionally drive investment demand for gold.

Due to the growth of gold price, especially in the fourth quarter of 2003, when it exceeded the important psychological mark of USD 400 per ounce, the consumption of gold by the jewellery industry declined to 81.9 million ounces against 86.5 million ounces in 2002.

Supply

In 2003, gold supply was estimated at 132.9 million ounces which was 4% higher that in 2002. Total gold production in 2003 grew by 0.3 million ounces from 2002. Sales from governments' reserves increased by 5.7%, to 19.0 million ounces. High gold prices stimulated the inflow of gold scrap totalling 30.2 million ounces (a 12.7% increase against 2002).

Average annual gold price *(US Dollars per troy ounce)*		2003	2002	2001
	Gold	364	311	271

Source: London Bullion Market Association

Gold prices on spot market in 2003
(in US Dollars per troy ounce)


450
400
350
300
January
March
May
June
August
October
December

Source: Bloomberg



Risk factors

Outlined below are the main risk factors that may affect the Group's operations. Risks outlined below may have a significant effect on operations, sales, profits, assets, liquidity and capital resources of the Group. These risks should be considered in the context of all estimates and projections presented in this annual report. In addition, certain risks, which at present are regarded as insignificant may eventually become material.

II

Market risks

Metal prices, as well as global demand, depend largely on the growth rate of the global economy. World prices of the Group's metals have a direct effect on the Group's financial results.

National currency exchange rate

A large portion of the Group's sales are in US dollars. At the same time, a large portion of its expenses are in Russian roubles. Therefore, the changes in the national currency (rouble) exchange rate against the US dollar have an effect on the Group's financial results.

Work safety and environment protection

Operations of the Group are regulated by a number of legislative acts on worker safety and environment protection. Changes in legislation in these areas may have adverse effects on production costs and, consequently, the Group's financial results.

Labour regulations

The Group's operations are regulated by a number of legislative acts on labour and social issues. Changes in legislation in these areas, specifically impacting tax and insurance payments related to social insurance and pensions, may have adverse effects on production costs and, consequently, the Group's financial results.

Production

There are a number of risks which cannot be predicted or controlled by the management, such as the harsh weather conditions in the Far North or any force-majeure circumstances that may have a direct effect on the Group's operations. Transportation of supplies and products may be suspended due to bad weather conditions. Major accidents involving energy supply systems, mines, enrichment or metallurgical plants may have a negative effect on the financial results of the Group.

Mergers and acquisitions

The development of the Group is effected, among other ways, through acquisition of other companies in Russia and abroad. Such activities carry significant risks that relate to the ability of the Group's management to integrate efficiently the acquired company, as well as the expected economy on costs and the synergies on acquisition.

Mineral resources and ore reserves

There are risks related to the valuation of mineral resources and ore reserves, in particular, the classification of reserves and resources may change, when new facts become available. The decline of metal prices, the increase of the cost of production or reduction of the metal extraction rates may lead to changes in the classification of mineral resources and ore reserves.



Review of operating performance in 2003

Mining

Ore was mined on the Taimyr and Kola Peninsulas in 2003 in accordance with the mining plans developed in line with the Production Development Strategy to 2015.

Taimyr Peninsula

The total ore production in the Taimyr Peninsula remained unchanged from 2002 and amounted to 13.1 million tons.

In accordance with the approved mining plan, the Taimyr Peninsula reduced production of rich ore (with higher PGM content) insignificantly in 2003 from 7.2 million tons to 7.1 million tons and increased production of cuprous ores from 3.0 million tons in 2002 to 3.3 million tons. Rich ore production was reduced mainly at the Oktyabrsky mine, from 4.1 million tons in 2002 to 4.0 million tons in 2003. Rich ore production decline was offset by growth in cuprous ore production at the Oktyabrsky mine, from 0.6 million tons in 2002 to 0.9 million tons in 2003.

The Oktyabrsky mine is the most productive mine in the Taimyr Peninsula, accounting for 37% of the total mining output; contributed 49% of nickel extraction, 63% of copper extraction and 55% of PGM extraction. The Taimyrsky mine (the second largest in terms of base metals extraction in the Taimyr Peninsula) contributed 35% of nickel extraction, 21% of copper extraction and 17% of PGM extraction.

As a result of an insignificant reduction of rich ore production and increase in cuprous ore production in the Taimyr Peninsula, the content of base metals in the ore almost did not change in 2003: the grade of nickel was 1.73% (1.78% in 2002), the grade of copper was 3.13% (3.11% in 2002). At the same time, the PGM content of the Taimyr Peninsula ores increased by 3% from 2002.

Kola Peninsula

The Kola Peninsula experienced a decline in ore production from 6.9 million tons in 2002 to 6.6 million tons in 2003 due to a planned production reduction in connection with the depletion of the Centralny mine.

The Kola Peninsula mines only disseminated ores, which are characterized by higher nickel content as compared to disseminated ores of the Taimyr Peninsula, and by a lower palladium and platinum content. The Centralny mine produces the bulk of ore and metals in the Kola Peninsula. Metal content in disseminated ore mined on the Kola Peninsula remained at the level of 2002: the nickel grade was 0.68% (0.66% in 2002), the copper grade was 0.29% in both 2002 and 2003 and the PGM content rose by modest 0.5% from 2002.

Severo-Eniseysk

In 2003, Polus increased the mining of oxidized ores by 25% to 1.7 million tons from 1.4 million tons in 2002, and of sulphide ores by 8% to 4.1 million tons from 3.8 million tons in 2002. The gold content in the sulphide ore remained unchanged at 3.7 g/ton in 2003. The gold content in the oxidized ore fell from 11.6 g/ton to 11.1 g/ton.

Ores mined in the Taimyr and Kola Peninsulas
by type in 2003


Disseminated 47%
Cuprous 17%
Rich 36%

Nickel extraction by mine
in the Taimyr Peninsula in 2003


Talnakh 13%
Zapolyarny 2%
Taimyrsky 35%
Medvezhy Ruchey 1%
Oktyabrsky 49%

PGM extraction by mine in the Taimyr Peninsula in 2003


Zapolyarny 6%
Oktyabrsky 55%
Talnakh 18%
Taimyrsky 17%
Medvezhy Ruchey 4%

Copper extraction
by mine in the Taimyr Peninsula
in 2003


Zapolyarny 2%
Talnakh 13%
Taimyrsky 21%
Medvezhy Ruchey 1%
Oktyabrsky 63%

Enrichment

Taimyr Peninsula

Due to improvements in the efficiency of enrichment of rich and cuprous ores at Norilsk Enrichment Plant, in particular:

- improved process of multi-stage grinding in the copper and nickel cycles, and
- automation of the technological process management in the nickel cycle, levels of nickel and copper extraction to marketable nickel and copper concentrates have increased.

Hence, the extraction rate of nickel to nickel concentrate increased from 68% in 2002 to 73% in 2003, and the extraction rate of copper to copper concentrate increased from 70% to 72%, respectively. Extraction rate of nickel into enriched "stored" pyrrhotite concentrate increased to 80.1% in 2003 from 75.7% in 2002.

The Talnakh Enrichment Plant continued to develop the selectively-collective-selective enrichment process, which yielded the extraction rates of nickel to nickel concentrate and copper to copper concentrate as high as in 2002, with the quality of nickel and copper concentrate preserved at almost the same level. In 2003, the Talnakh Enrichment Plant extracted nickel to nickel concentrate at 73% extraction rate and copper to concentrate at the extraction rate of 76%.

The selectively-collective-selective enrichment process, comparing to the direct selection process, is characterized by increased rates of nickel and copper extraction to nickel and copper concentrates and reduced metal losses with enrichment tails, which makes it possible to further use the waste in the tailings to fill in the developed mining areas.

Kola Peninsula

In 2003, an insignificant reduction in nickel and copper extraction rates at the enrichment facilities of Pechenganickel in the Kola Peninsula was due to:

- implementation of measures to increase the quality of concentrate, which resulted in the nickel content of the concentrate growing from 7.8% to 8.0% and the same for copper from 3.3% to 3.4%; and
- processing of 578,000 tons of poor ores from stockpiles, with nickel content of 0.4% and copper content of 0.1%.

Metallurgy

Metallurgy extraction rates

In 2003, the Group continued to reduce losses and increase extraction of base metals at its metallurgical plants, located in the Taimyr and Kola Peninsulas. In the Taimyr Peninsula, extraction of nickel to final products increased from 92.8% in 2002 to 93.2% with an insignificant reduction of copper extraction, and at Severonickel nickel extraction to marketable products increased from 96.2% to 96.9%.

Metal production in the Taimyr and Kola Peninsulas

In 2003, production of nickel from own ores increased 9%, from 218,000 tons in 2002 to 239,000 tons (including 1,000 tons of nickel produced from purchased ores). The main reasons for the increase were as follows:

- processing of work-in-progress with a high level of completion in the Taimyr Peninsula; and
- increased volumes of the Taimyr Peninsula's nickel in high-grade matte processing at the Kola Peninsula facilities from 65,000 tons to 72,000 tons.

The total copper production declined from 454,000 tons in 2002 to 451,000 tons in 2003. The copper output of the Taimyr Peninsula decreased from 365,000 tons to 345,000 tons in 2003, due to production in 2002 of almost 22,000 tons of copper from work-in-progress with a higher level of completion, whereas the current production of copper remained at the same level.

Reduction of copper production in the Taimyr Peninsula was partially offset by the increase in copper production in the Kola Peninsula to 107,000 tons in 2003 from 100,000 tons in 2002. This increase was mainly due to the increased copper production using copper scrap purchased by the Group, which increased from 24,000 tons in 2002 to 49,000 tons in 2003. Reduction of copper production from own ores in the Kola Peninsula in 2003 against 2002 was also due to the processing of work-in-progress in 2002.

The total production of PGMs in the Taimyr and Kola Peninsulas increased by 3% against 2002.

The total gold production by the Taimyr and Kola Peninsulas increased from 126,000 ounces in 2002 to 136,000 ounces in 2003.

Metal production at Severo-Eniseysk

The total production of gold at Severo-Eniseysk, consolidated by the Group, grew from 84,000 ounces in 2002 to 832,000 ounces in 2003 (the total 2002 annual production at Severo-Eniseysk amounted to 807,000 ounces of gold).

Metal production at Montana, USA

The Group's share in production volumes of Stillwater Mining Company for the six months of 2003 amounts to approximately 119,000 ounces of palladium and 34,000 ounces of platinum. In 2003, Stillwater produced 584,000 ounces of PGM, comprised of 450,000 ounces of palladium and 134,000 ounces of platinum.

The main reasons for the decline in Stilwater's production include increased ore mining output in the upper western section of the Stillwater mine with a relatively lower metal content, a number of factors related to the activities of MSHA regarding the equipment noise level, and a new interpretation of the standard and increased attention to the use and handling of explosives according to the directives of the US Department of Homeland Security.

Processing of base metal scrap in Russia

The only base metals' scrap processed by the Group is the electrotechnical copper scrap. In 2003, the Severonickel plant in the Kola Peninsula processed 51,800 tons of copper scrap.

Ore mined and metal grades at the Group's mines (excluding Stillwater)

(in '000 tons or as noted)

Location and mine	Type of ore	2003	2002	2001
Taimyr Peninsula				
Oktyabrsky mine	Rich	3,960	4,139	4,245
	Cuprous	896	572	451
	Disseminated	28	28	22
	Subtotal	4,884	4,739	4,718
Taimyrsky mine	Rich	2,971	2,925	2,725
	Disseminated	-	-	38
	Subtotal	2,971	2,925	2,763
Talnakh mining department(1)	Rich	128	172	556
	Cuprous	2,419	2,396	1,726
	Disseminated	518	477	422
	Subtotal	3,065	3,045	2,704
Zapolyarny mine	Disseminated	1,195	1,388	1,464
Medvezhy Ruchey mine	Disseminated	1,006	993	931
Total ore mined	Rich	7,059	7,236	7,526
	Cuprous	3,315	2,968	2,177
	Disseminated	2,747	2,886	2,877
	Total	**13,121**	**13,090**	**12,580**
Average metal grades				
Nickel, %		1.7	1.8	1.7
Copper, %		3.1	3.1	3.0
PGM (compared with previous year, %)		103.0 %	98.7 %	87.0 %
Kola Peninsula				
Tsentralny mine	Disseminated	5,305	5,618	6,398
Severny mine	Disseminated	656	649	630
Kaula-Kotselvaara mine	Disseminated	657	641	616
	Total	6,618	6,908	7,644
Average metal grades				
Nickel, %		0.7	0.7	0,6
Copper, %		0.3	0.3	0.3
PGM (compared with previous year, %)		100.5 %	104.3 %	100.0 %
Severo-Eniseysk				
Polus(2)	Oxidized	1,709	227	-
	Sulphide	4,074	626	-
	Total	5,783	853	-
Average gold grade (g/ton)	Oxidized	11.1	11.6	-
	Sulphide	3.7	3.7	-

Note:

(1) In 2003, the Mayak, Skalistaya and Komsomolskaya mines were included in the Talnakh mining department.

(2) Polus was acquired by the Group in November 2002. The volumes of ore mined by Polus in 2002 represent the Group's share. The annual volume of ore mined by Polus in 2002 amounted to 1,366,000 tons of oxidized and 626,000 tons of sulphide ores.

Metal extraction by the Group's enrichment plants (excluding Stillwater)

(%)

	2003	2002	2001
Taimyr Peninsula			
Extraction of metal in the enrichment processes			
Norilsk Enrichment Plant			
Nickel concentrate			
Nickel	72.7	68.0	67.5
Copper	21.6	21.5	22.1
Copper concentrate			
Nickel	7.6	6.9	8.7
Copper	72.2	69.8	70.0
Enriched stored pyrrhotite concentrate			
Nickel	-	75.7	81.2
Copper	-	76.9	82.4
Talnakh Enrichment Plant			
Nickel concentrate			
Nickel	73.4	73.8	72.9
Copper	21.0	22.2	21.9
Copper concentrate			
Nickel	5.4	5.4	5.1
Copper	76.2	75.2	75.2
Pyrrhotite concentrate			
Nickel	7.2	6.8	7.8
Copper	1.2	0.9	1.3
Total Taimyr Peninsula			
Nickel	84.2	83.6	83.7
Copper	96.7	96.6	96.7
Extraction of metal in the metallurgical processes (from concentrate)			
Nickel	93.2	92.8	92.5
Copper	94.5	94.6	94.0
Kola Peninsula			
Pechenganickel Enrichment Plant No. 1			
Collective concentrate			
Nickel	76.3	74.4	73.0
Copper	82.6	74.6	74.0
Severonickel metallurgical operations			
Nickel	96.9	96.2	95.1
Copper	96.5	96.6	96.2

Volume of metal produced by the Group

(in '000 tons or as noted)

	2003	2002	2001
Taimyr Peninsula			
Electrolytic nickel	132	120	125
Electrolytic copper	345	365	385
Platinum-group metals (compared with previous year, %)	102 %	101 %	101 %
Gold ('000 ounces)	122	115	122
Kola Peninsula			
Nickel			
From own ores	35	33	33
Tolling for Taimyr Peninsula [1]	72	65	65
Tolling for external customers	-	2	7
Total nickel	107	100	105
Electrolytic copper			
From own ores	15	21	45
Tolling for Taimyr Peninsula [1]	91	64	42
Tolling for external customers	-	4	13
Total electrolytic copper	106	89	100
Platinum-group metals (compared with previous year, %)	143 %	68 %	58 %
Gold ('000 ounces)	14	10	10
Severo-Eniseysk [2]			
Gold ('000 ounces)	832	84	-
Stillwater Mining Company [3]			
Palladium ('000 ounces)	119	-	-
Platinum ('000 ounces)	34	-	-
Total Group production volumes			
Electrolytic and carbonyl nickel			
Produced from own ores [1.4]	239	218	223
Tolling for external customers	-	2	7
Total nickel	239	220	230
Electrolytic copper			
Produced from own ores [1.4]	451	450	471
Tolling for external customers	-	4	13
Total copper	451	454	485
Platinum-group metals (compared with previous year, %) [5]	103 %	101 %	100 %
Gold ('000 ounces)	968	209	132
Palladium ('000 ounces) [3]	119	-	-
Platinum ('000 ounces) [3]	34	-	-

Notes: – see page 56

Notes:

(1) Includes own production by the Group companies from purchased materials, including 1,000 tons of nickel in 2003, 49,000 tons of copper in 2003 and 24,000 tons of copper in 2002.

(2) The Group's share of Polus' production for the two months of 2002. The Group acquired Polus in November 2002. The production volume of Polus for the year ended 31 December 2002 was 807,000 troy ounces of gold.

(3) The Group's share of production of Stillwater for the last six months of 2003, production from the Group's Russian mines is not included. The Group initially acquired a 50.5% ownership in Stillwater at the end of the second quarter and an additional 4.9% ownership at the end of the third quarter, thus increasing its ownership to 55.4%. The production volumes of Stillwater for the year ended 31 December 2003 were 450,000 ounces of palladium and 134,000 ounces of platinum.

(4) The nickel and copper production also includes insignificant volumes of metals produced for internal needs, and also value-added metal with respect to copper.

(5) PGM refining in Russia was outsourced to the following independent refineries: the Krasnoyarsk Precious Metals Plant, Prioksk Precious Metals Plant, and Ekaterinburg Precious Metals Plant.



Review of distribution in 2003

In 2003, in line with the new distribution strategy, the Group diversified sales, increased the share of long-term contracts with end users, and developed further its distribution network, expanding coverage of medium and small consumers. As a result of restructuring of the Group's distribution, since October 2003, Norimet Limited (London) ceased operating as the exclusive distributor of the Group's base and precious metals. A new distribution company, Norilsk Nickel Europe Limited, was launched to sell base metals in Europe. In 2004, Norilsk Nickel USA will become the Group's distributor in the USA, and Norilsk Nickel Asia in Asia. During 2003, Norimet Limited continued to act as the sales agent for PGM's export.

II

Sales of metals produced by the Group

(in '000 tons or as noted)

Products and sales	2003	2002	2001
Nickel			
Export sales(1)	296 (2)	214	206
Domestic sales	12	11	9
Total nickel	**308**	**225**	**215**
Copper			
Export sales(1)	370	357	396
Domestic sales	97	85	53
Total copper	**467**	**442**	**449**
Palladium (compared with previous year, %)(3)	505 %(4)	37 %	63 %
Platinum (compared with previous year, %) (3)	115 %	74 %	139 %
Gold ('000 ounces)	966	301 (5)	82
Palladium ('000 ounces) (6)	119	-	-
Platinum ('000 ounces) (6)	34	-	-

Notes:

(1) In 2001 – 2002 the metals were sold abroad by Norimet Limited and the Group directly. Excluding sales of metals purchased from third parties.

(2) Including 60,000 tons of pledged nickel sold.

(3) Sales of platinum group metals produced by the Group in Russia, which is subject to State Secrecy legislation.

(4) Excluding 877,169 ounces of palladium used as part of the purchase consideration of Stillwater.

(5) Including the Group's share of Polus sales for the two months of 2002, which amounted to 92,000 troy ounces of gold. The Group acquired Polus in November 2002. The production volume of Polus for the year ended 31 December 2002 was 807,000 troy ounces of gold.

(6) The Group's share of sales volumes of Stillwater for the last six months of 2003, sales from the Group's Russian mines are not included. The Group initially acquired a 50.5% ownership in Stillwater at the end of the second quarter and an additional 4.9% ownership at the end of the third quarter, thus increasing its ownership to 55.4%. In 2003, Stillwater sold 459,000 ounces of palladium and 131,000 ounces of platinum.

Nickel

Using the favourable market conditions, the Group significantly increased sales of nickel to 308,000 tons in 2003 from 225,000 tons in 2002. Export sales amounted to 296,000 tons in 2003 (214,000 tons in 2002), of which 60,000 tons were sold from inventories pledged against a syndicated loan from banks. In 2003, sales of nickel in the domestic market grew to 12,000 tons from 11,000 tons in 2002.

Pursuant to the Group's distribution strategy, the share of export sales to end users of nickel increased from 77% in 2002 to 99% in 2003. At the same time, the share of nickel sales under long-term contracts (for one and more years) increased from 86% in 2002 to 95% in 2003.

In 2003, the Group also successfully expanded its nickel sales globally: sales to the fast growing Asian markets, mainly to China, increased by USD 259 million and sales to the North American market increased by USD 60 million.

To reduce speculative pressure on the nickel market and to facilitate more efficient use of its metal inventories the Group pledged 60,000 tons of nickel in 2002. During 2003, all the pledged nickel was sold to meet high market demand.

Copper

Responding to the growing copper prices in 2003, the Group increased copper sales to 467,000 tons from 442,000 tons in 2002. Export sales amounted to 370,000 tons in 2003 (357,000 tons in 2002), and domestic sales to 97,000 tons in 2003 (85,000 tons in 2002).

The share of copper sales to end users increased from 73% in 2002 to 85% in 2003, while the share of sales under long-term contracts increased to 96% compared to 70% in 2002.

During 2003, the Group continued to export copper rods, a value-added product, that has a higher sales margin compared to cathodes. Sales of copper rods grew by 70% in physical terms in 2003 and amounted to 75,000 tons.

Most of 2003 export sales were to Europe. In the meantime, the share of sales in the domestic market increased to 21% in 2003 from 18% in 2002.

Palladium and platinum

In 2002, pursuant to a contract signed with Almazyuvelirexport, the Group started to sell precious metals to end users directly through its foreign distribution network represented by Norimet.

In 2003, the Group successfully established direct contacts with most major PGM consumers. The contracted palladium sales increased five-fold from 2002, while the customer base increased two-fold.

The share of medium and long-term sales contracts in the total sales of palladium increased from 86% in 2002 to 95% in 2003, while the share of direct contracts with end consumers increased to 77% (2002 – 71%). The sales of palladium have been distributed between the following industries: automotive manufacturers (35%), electronics (13%), dentistry (9%) and other (43%).

After the start of realization of the new distribution strategy in 2003, and the reform of the distribution in 2003 the Group has managed to nearly restore its PGM export sales. Annual palladium sales increased by 405% in physical terms, and platinum by 15% in 2003.

With the overall increase in sales, their geographical distribution has become more balanced. The new markets for the Group – South East Asia (other than Japan) accounted for approximately 23% of the total palladium sales in 2003 and USA for 41%, with the remaining 36% sold in Europe. Although Europe remained the principal market for the sale of platinum in 2003, accounting for 64% of sales, export to North America grew significantly from 13% of total platinum sales in 2002 to 32% in 2003.

The Group's share in platinum and palladium sales by Stillwater amounted to 34,000 and 119,000 ounces respectively in 2003.

Gold

The Group sells almost all gold produced in Russia to Gokhran and to commercial banks at a minimum discount from the global gold price. Gokhran is the division of the Ministry of Finance of the Russian Federation, which purchases, stores and sells precious metals on behalf of the Russian government.

In 2003, sales of gold increased significantly to 966,000 ounces (301,000 ounces in 2002), mostly due to consolidation of Polus results. Polus became a 100%-owned subsidiary of the Group in November 2002. The 2002 financial results of the Group consolidated two months of Polus sales, which amounted to 92,000 ounces of gold (807,000 ounces for the whole year).

In monetary terms, sales of gold increased from USD 113 million in 2002 to USD 367 million in 2003. As a result, gold revenues reached approximately 7% of total metals sales revenues.



Review of financial performance in 2003

Consolidated IFRS [1] financial highlights as of December 31

(in millions of US Dollars or as noted)

	2003	2002	2001
Metal sales revenue			
Nickel	2,824	1,689	1,673
Copper	828	718	834
Palladium	640	187	1,304
Platinum	537	387	544
Gold	367	113	27
Total metal sales revenue	5,196	3,094	4,382
Cost of metal sales	(2,870)	(1,751)	(2,400)
Gross profit on metal sales	2,326	1,343	1,982
Selling, general and administrative expenses	(750)	(561)	(668)
Other (expense)/income	(60)	27	(259)
Operating profit	1,516	809	1,055
Net profit for the year	861	584	1,235
Headline earnings [2]	861	315	411
Cash and cash equivalents	954	424	978
Capital investments	446	351	510
Capital construction-in-progress	1,150	1,084	1,099
Property, plant and equipment	6,068	5,266	4,951
Total assets	11,253	9,739	10,859
Short-term loans, borrowings and bank overdrafts	438	675	2,064
Long-term borrowings	181	147	15
Share capital and reserves	8,547	7,305	6,860
Total liabilities	2,706	2,434	3,999
Total number of issued shares (rounded to nearest millions)	211 [3]	211 [3]	211 [4]
Fully diluted headline earnings per share, US cents	409	150	195
Declared dividend per share, US cents	137 [5]	71 [6]	74 [7]

Notes:

(1) The consolidated annual financial statements of the Group are prepared in compliance with International Financial Reporting Standards ("IFRS"). Deloitte & Touche were appionted by management to perform an audit of the consolidated annual financial statements for the years ended 31 December 2003 and 2002 and to perform a review of the consolidated annual financial statements for the year ended 31 December 2001, in accordance with the International Standards of auditing ("ISA") and to express an opinion in accordance with ISA on these consolidated annual financial statements.

(2) Excluding non-cash gains on an embedded derivative of USD 269 million and USD 824 million in 2002 and 2001, respectively.

(3) Excluding 3 million treasury shares.

(4) Excluding 39 million shares that were repurchased and cancelled in accordance with a resolution of the Extraordinary Meeting of Shareholders dated 29 March 2002, and excluding 6 million treasury shares.

(5) Recommendation of the Board of Directors to the Annual General Meeting of Shareholders to approve the annual dividend in the amount equal to the 9 months of 2003 interim dividend declared on 13 November 2003 and paid in February 2004.

(6) Final dividend for the year ended 31 December 2002, declared on 30 June 2003 and paid within two months.

(7) Final dividend for the year ended 31 December 2001, declared on 30 June 2002 and paid within two months.

Income statement

In 2003, the Group's revenues from metal sales increased by 68% from 2002 and totalled USD 5,196 million. The main reasons for revenue growth were the increase of physical sales volumes and growth of the average annual realized prices of base metals, gold and platinum.

The favourable conditions in the nickel market, coupled with the increase of the physical sales volumes by 37% to 308,000 tons, contributed to the growth of revenues from the sales of this metal by 67% from 2002. Similarly, as a result of increase in copper sales in physical terms by 6% and higher copper realized prices, copper sales grew by 15% to USD 828 million in 2003.

The average realized export sales price of nickel increased from USD 6,728 per ton in 2002 to USD 8,991 per ton in 2003, while the average realized export sales price of copper – from USD 1,563 per ton to USD 1,765 per ton respectively.

Average realized prices of base metals by Norimet Limited

(in US Dollars per ton)

Metal	2003	2002	2001
Nickel	8,991	6,728	5,906
Copper	1,765	1,563	1,559

Higher sales of palladium produced in Russia in physical terms and consolidation of the last two quarters of 2003 of Stillwater's financial results contributed to palladium sales increase by 242%, amounting to USD 640 million in 2003 against USD 187 million in 2002. The contribution of palladium sales has increased from 6% of revenues in 2002 to 12% in 2003. Platinum sales increased by 39% and amounted to USD 537 million in 2003 against USD 387 million in 2002.

Having consolidated the 2003 annual results of Polus and also due to the growth of gold prices, the share of Group's gold revenues increased from 4% in 2002 to 7% in 2003. The sales of gold more than doubled in cash terms from USD 113 million in 2002 to USD 367 million in 2003.

Total cost of metal sales increased by 64% in 2003 and amounted to USD 2,870 million. Ignoring the effect of the decrease in the cost of metal sales in 2002 of USD 407 million due to the supply of palladium metal to repay the Ministry of Finance loan, the actual increase in the cost of metal sales, year-on-year amounted to 33% in 2003.

Cash operating costs

(in millions of US Dollars or as noted)

	2003		2002		2001	
Labour	756	33%	545	32%	589	27%
Consumables and spares	694	31%	565	33%	584	27%
Cost of refined metals purchased from third parties	163	7%	195	11%	500	23%
Tax on mining	117	5%	42	2%	200	9%
Transportation of metals	117	5%	63	4%	20	1%
Scrap copper metals purchased	81	4%	38	2%	-	-
Repairs and maintenance	81	4%	45	3%	67	3%
Insurance	71	3%	51	3%	56	3%
Utilities	70	3%	77	4%	73	3%
PGM toll refining cost	45	2%	47	3%	52	2%
Tailing pipe maintenance and moving	16	1%	36	2%	30	1%
Other costs	50	2%	16	1%	21	1%
Total	2,261	100%	1,720	100%	2,192	100%

Cash operating costs in total increased by USD 541 million to USD 2,261 million in 2003. The breakdown of cash operating cost remained relatively constant in 2003. Two key cost items – labour and consumables and spares – accounted for 33% and 31% of total cash operating costs each respectively (accordingly 32% and 33% in 2002).

In 2003, labour costs grew by USD 211 million to USD 756 million. The costs increased due to the consolidation of the full annual operating cost of Polus and Stillwater's operating costs for the last six months of 2003, and the recording of changes in the costs related to the existing social programs. The labour costs have also increased in accordance with the provisions of the Collective Agreement, which ties the payroll increases to the productivity increase, coupled with the establishment of a joint bonus pool for the employees in the Taimyr and Kola Peninsulas.

In 2003, consumables and spares costs increased USD 129 million to USD 694 million from 2002. This increase was mainly due to the consolidation of Polus for the full year and Stillwater for the last six months of 2003, as well as the increase in provision for obsolete stores and materials.

Tax on mining increased by USD 75 million to USD 117 million in 2003 as a result of consolidation of this tax paid by Polus, higher natural resource tax contributions due to the growth of mining in physical terms, as well as the higher tax payments for the environment pollution caused by the operations in the Taimyr and Kola Peninsulas.

Metal transportation costs increased by USD 54 million in 2003 to USD 117 million mainly as a result of the increased tariff for freight transportation by ice breakers via the North Sea route, in particular, the transportation of high-grade matte produced by the Taimyr Peninsula for toll refining in the Kola Peninsula, and a higher cost of transportation of refined metals from Russia to European warehouses. The ice breakers' tariffs grew from USD 24 per ton in 2002 to USD 39 per ton in 2003. The increase of loading and off-loading costs in the Murmansk Sea Port and the growth of railway tariffs in Russia were additional factors contributing to the growth of metal transportation costs.

In 2003, the copper scrap purchased costs increased by USD 43 million to USD 81 million due to the growth of copper scrap purchased volumes in physical terms for subsequent processing, while copper prices were strong.

Repairs and maintenance costs grew by USD 36 million to USD 81 million in 2003 due to the consolidation of the full annual cost of Polus, Stillwater's costs for the last six months of 2003 and the reconstruction of the flash smelter furnace at the Nadezhda Metallurgical Plant.

In 2003, insurance costs increased by USD 20 million to USD 71 million due to the expansion of the insurance coverage (additional risks were insured) and increasing the number of insured properties in the Taimyr Peninsula in line with the corporate insurance policy approved in 2003 and also due to the consolidation of Stillwater's insurance costs for the last six months of 2003.

Despite the consolidation of Stillwater, the Group's total utilities costs decreased by USD 7 million to USD 70 million in 2003. This reduction was due to the lowered standard electricity consumption rates introduced at the plants of both the Taimyr and Kola Peninsulas.

PGM toll refining costs decreased slightly as compared to 2002 (USD 47 million) to USD 45 million in 2003.

Tailing pipes maintenance and relocation costs decreased by USD 20 million to USD 16 million in 2003 as a result of improvement of pricing for third party suppliers' services related to loading and transportation of tailings in the Taimyr Peninsula.

As a result of the additions to fixed assets in the normal course of business as well as the acquisition of fixed assets of Stillwater and Polus, depreciation charges on operating assets increased from USD 386 million in 2002 to USD 422 million in 2003.

In 2003, the Group reduced its refined metal inventory stock which resulted in an increase of cost of sales on the account "Decrease in metal inventories" by USD 187 million as compared with USD 52 million in 2002.

Unit cost of production per metal

(in US Dollars per ton or as noted)

Metal	Taymir Peninsula			Kola Peninsula			Polus	
	2003	2002	2001	2003	2002	2001	2003	2002
Nickel	3,972	2,916	2,907	4,595	4,465	4,004	–	–
Copper	931	756	638	836	1,032	846	–	–
Gold *(USD per troy ounce)*	222	180	133	–	–	–	133	113

In 2003, the cost of nickel production in the Taimyr Peninsula increased from USD 2,916 per ton to USD 3,972 per ton. In the Kola Peninsula cost of production per ton of nickel increased from USD 4,465 per ton in 2002 to USD 4,595 per ton in 2003. Cost of nickel production by both operating divisions remained at a low level, guaranteeing highly competitive margins in the world market.

In the Taimyr Peninsula, cost of copper production increased from USD 756 per ton in 2002 to USD 931 per ton in 2003, while in the Kola Peninsula cost of copper production declined from USD 1,032 per ton to USD 836 per ton respectively.

The principal reason for the increase in the production cost per unit of base metals, primarily nickel, was a relative increase of their share in the total relative sales value[1] of the Group, based on which production costs are allocated between joint products of the Group in accordance with the cost calculation methodology.

Cost of production per troy ounce of gold in the Taimyr Peninsula increased by USD 42 per troy ounce and amounted to USD 222 per troy ounce in 2003. Cost of a troy ounce of gold produced by Polus increased from USD 113 per troy ounce in 2002 to USD 133 per troy ounce in 2003.

In 2003, the Group's selling, general and administrative expenses increased by USD 189 million to USD 750 million. Export customs duties increased by USD 112 million to USD 258 million in 2003 and transportation costs increased by USD 20 million to USD 51 million in 2003 due to the growth of base metals and PGMs export sales. The growth of salaries by USD 50 million to USD 129 million in 2003 was due to the consolidation of salaries of head offices of Polus and Stillwater and also due to expansion of the Group's head office in Moscow. The abandonment of road users tax levied on sales at a rate of one and a half percent caused a reduction of taxes other than mining and income tax of USD 46 million to USD 95 million in 2003.

Other non-operating expenses declined by USD 15 million to USD 131 million in 2003 mainly due to the decrease in charitable donations.

Net profit for the year amounted to USD 861 million in 2003 a 47% growth from USD 584 million in 2002.

Headline earnings (before non-cash flow gain from derivatives transactions) increased from USD 315 million in 2002 to USD 861 million in 2003.

Balance sheet

In 2003, the Group continued to improve its working capital. Refined metal and materials inventories were reduced by USD 264 million to USD 1,582 million, including a reclassification of USD 90 million of refined metal stock, which will only be realised in terms of a long-term sales contract until January 2006.

(1) All extraction and processing costs are allocated amongst the five joint products, i.e. nickel, copper, palladium, platinum and gold using the Relative Sales Value (RSV) of joint products as a mechanism for the allocation. RSV of joint products is calculated as the actual saleable production during the period multiplied by the ruling market prices on the London Metal Exchange or the London Platinum and Palladium Market or the London Bullion Market Association over the same period. All extraction and processing costs allocated to joint products are reduced by the sales revenue generated by by-products, i.e. cobalt, rhodium, ruthenium, iridium and silver as well as the net realizable value of any by-product stock holdings by year end. Unit cost of production for each joint product is calculated by dividing the net production cost related to joint product by the actual saleable output of each joint product.

Trade accounts and other receivables increased by USD 79 million to USD 426 million in 2003 mainly due to significant growth of sales because of higher metal prices. Other current assets grew by USD 92 million to USD 668 million in 2003 due to increase in value-added tax recoverable, because of an increase in expenditure.

Trade accounts and other payables increased by USD 45 million to USD 368 million in 2003 mainly due to the consolidation of Stillwater.

The Group reduced its short-term borrowings by USD 260 million to USD 122 million in 2003 as a result of repayment of a syndicated loan from banks, as well as the reduction of other debt.

In 2003, property, plant and equipment increased by USD 868 million, mainly, due to the initial recognition of property, plant and equipment on the acquisition of Stillwater and further capital investments.

In 2003, shareholders' equity continued to grow (by USD 1,242 million) and reached USD 8,547 million at year end. This is mainly due to the effect of adopting the USD as the presentation currency of the Group, and the subsequent translation from the measurement currency (i.e. Russian Rouble) to the presentation currency (i.e. USD), resulted in an increase in shareholders' equity of USD 585 million. Net profit for the year after paying and declaring dividends during 2003, amounted to USD 423 million. Minority interest, disclosed as part of shareholders' equity, increased by USD 243 million mainly as a result of the acquisition of Stillwater.

Cash flows

In 2003, a considerable increase in operating cash flow enabled the Group to invest into operating assets and make strategic acquisitions, as well as accumulate significant cash resources. Resulting from a significant growth of metal sales, operating cash flow increased by USD 1,050 million to USD 1,653 million.

Cash outflow from investing activities increased by USD 152 million to USD 616 million in 2003, including capital investments of USD 440 million and the acquisition of shares of Stillwater and RAO UES.

Cash used in financing activities decreased to USD 486 million in 2003 as a result of the restructuring of the debt portfolio.

Therefore, net cash[2] increased by USD 576 million to USD 781 million in 2003. The cash generated by the Group in 2003 will be used for capital expenditures, further expansion of gold business and payment of dividends.

Capital investments

Priority directions of the Group's investment policy in 2003 included:

- the construction and commissioning of mining facilities to ensure timely replacement of decommissioned facilities and the preservation of the current volume of extracted ores;
- upgrade and technical re-equipment of capacities related to the ore enrichment processes and metallurgic processes, and implementation of automatic systems for the management of technological processes; and
- performance of environment protection activities to reduce emission and improve natural environment.

(2) The difference of USD 173 million and USD 219 million in 2003 and 2002, respectively, between the "Cash and cash equivalents" balance sheet line and net cash at year end represents the bank overdraft received by the Group, secured by refined metal of joint and by-product stock.

Pursuant to the Production Development Strategy to 2015, the total amount of the Group's capital investment grew to USD 446 million in 2003 from USD 351 million in 2002. Capital investment in production assets increased by 26% from 2002 and amounted to USD 294 million, or 66% of the total volume of capital construction; investment in equipment not budgeted in the construction projects and in replacement of the obsolete equipment increased by USD 16 million and amounted to USD 132 million.

The Group's capital investments per IFRS[1]
(in millions of US Dollars)

Purpose	2003	2002	2001
Production assets			
Mines	142	117	117
Enrichment	34	20	47
Metallurgy	62	45	70
Energy	42	28	36
Auxiliary facilities	14	23	42
Total production assets	**294**	**233**	**313**
Non-production assets	20	2	
Equipment not budgeted by construction projects and in replacement of obsolete equipment	132	116	197
Total capital investment[1]	**446**	**351**	**510**

Notes:
(1) Additions at cost in capital construction in progress

Mining

In 2003, the Group invested a total of USD 142 million in the development of the mining operations, which was USD 25 million more than in 2002. Most of mining capital investments (USD 102 million) was invested in the Taimyr Peninsula, of which USD 22 million were invested in the Taimyrskiy mine, USD 30 million were invested in the Oktyabrsky mine, and USD 35 million were invested in the Komsomolsky mine.

At the Taimyrsky mine investments were used for the reconstruction of the existing facilities and developing new horizons: 1100m, 1300m (parts of deposit "S-2"), 1400m of deposit "X-1(0)" and to replace extracted ore reserves.

At the Oktyabrsky mine, existing facilities for the mining of sulphide ores in the western flank of "X-1(0)" deposit on 650m horizon were reconstructed, as well as facilities for the preparation and development of cuprous ores.

At the Komsomolsky mine investment was used at the Skalistaya mine under construction, to replace decommissioned facilities and install facilities for the mining of disseminated ore and development of rich and cuprous ores flank reserves.

In 2003, the principal investment in the mining facilities in the Kola Peninsula (USD 29 million) went to construct the Severny-Gluboky underground mine. USD 4 million were used to develop ore reserves on 620m and 740m horizons of the Severny mine.

Enrichment

In 2003, the total Group's investments in enrichment increased by USD 14 million to USD 34 million. Investments in the Taimyr Peninsula in 2003 amounted to USD 26 million, including capital investments of USD 11 million in the Norilsk Enrichment Plant and USD 14 million in the Talnakh Enrichment Plant. The crushing, milling and floatation workshop was reconstructed at the Norilsk Enrichment Plant, with an ore preparation complex installed including high volume mills.

Construction work started for a set of projects addressing enrichment tailings storage at the Lebyazhye tailings pit. Reconstruction of the Lebyazhye tailings pit will provide the necessary tailings storage capacities for the Taimyr Peninsula plants.

Technological process automation was implemented at the Talnakh Enrichment Plant. Two high performance Geho pumps, No. 11 and No. 12 were installed to provide for reliable hydraulic transportation of enrichment products. The Dobersek pump and hydro-cyclone equipment were installed at the Norilsk and Talnakh Enrichment Plants for improving the extraction of nickel into collective concentrate by 0.2-0.3%.

In the Kola Peninsula USD 4 million were invested in reconstruction of the Pechenganickel Enrichment Plant No. 1 to bring the quality of concentrate with the nickel content to 9-10%.

Metallurgical production

In 2003, the total Group's capital investment in metallurgy increased by USD 17 million to USD 62 million. Investments in the Taimyr Peninsula amounted to USD 55 million, of which USD 40 million were spent to reconstruct the technological line of flash smelter No. 1 at the Nadezhda Metallurgical Plant and to increase the capacity of the nickel ore processing line to one million tons per year.

In 2003, the roasting shop of Pechenganickel in the Kola Peninsula was reconstructed to start production of hardened briquettes from the enrichment factory's floatation concentrate. USD 2 million were invested for these purposes in 2003.

In 2003, upon completion of Gypronickel's research project on the reconstruction of metallurgical facilities of Pechenganickel, construction of a testing model of the two zones Vanukov furnace was initiated at Severonickel in the Kola Peninsula in order to test technological and construction solutions of the furnace.

Energy

In 2003, the Group continued construction of the Pelyatka gas condensate deposit in the Taimyr Peninsula, with expenditure of USD 14 million. In 2003, the start-up facilities of four wells were constructed and commissioned. It is planned to prepare and commission two additional wells during 2004. The commissioning of the overall gas condensate deposit is planned for late 2005. This will allow to meet the critical daily demand spikes in gas supplies for the Taimyr Peninsula entities to at least 2010. Pilot-industrial operation of the Pelyatka gas condensate deposit, which started in 2003, will continue for 5 years followed by 18 years of commercial operation.



Commitment to environmental protection in 2003

ANNUAL REPORT 2003

A key goal of the Group is to reduce harmful emission in the atmosphere and improve the environmental situation in the Taimyr and Kola Peninsulas.

The Production Development Strategy to 2015 approved by the Board of Directors provides for a set of initiatives aimed at addressing the environmental problems. In 2003, the Group continued to improve the environmental situation by:

- modernizing technological facilities;
- installing state-of-the-art dust and gas purification facilities;
- reconstructing and overhauling gas purification systems; and
- hermetically sealing technological equipment.

In spite of a significant increase in production in the Taimyr Peninsula, the total emissions of atmospheric pollutants in 2003 decreased by 0.2% against the previous year, including a reduction in sulphur dioxide emission by 0.3% and hard elements by 2.3%. In the Kola Peninsula, the total atmospheric emissions of pollutants were reduced by 2.3% as compared to the previous year, with the total emissions of sulphur dioxide down by 0.8% and hard elements by 13.9%.

In 2003, the Group embarked on a program aimed at the implementation of an integrated system of quality and environment protection management in the core management and productive divisions, meeting the requirements of ISO 9001:2000 and ISO 14001:1996 international standards. The Kola Peninsula has currently certified its quality management system, with the certification of all other divisions of the Group according to ISO 9000 standards planned for the forthcoming years.

Taimyr Peninsula

The Production Development Strategy to 2015 approved by the Board of Directors provides for two approaches to addressing the environment problems:

- the minimization of sulphur input in the metallurgical operation on the basis of changing the mix of the mined ores, through replacement of disseminated ores with cuprous ores, and thus, reduction of the sulphur contents and implementation of technical solutions to provide for deeper extraction of the principal sulphur mineral – pyrrothite – into discard tailings; and

- the reclamation of sulphur from rich metallurgic production gases, as a result of reconstruction of pyrrometallurgic facilities at the Copper and Nadezhda Plants that will result in converting a considerable portion of sulphur (up to 80%) into rich gases of autogenous facilities; close-down of the Agglomeration Plant and the Nickel Plant's smelter that emit sulphur in hardly reclaimable poor gases; and construction of sulphur reclamation facilities to reclaim sulphur from the rich metallurgical production gases.

Key activities to protect atmospheric air in 2003:

- reconstruction of the first flash smelter with gas emission purification systems at the Nadezhda Metallurgical Plant and design work for the reconstruction of the second flash smelter;
- installation of a gas purification system including hose filters after the cylinder concentrate dryer at the Nadezhda Metallurgical Plant;
- reconstruction of the technological and suction gas evacuation system and gas purification facilities at the roasting shop of the Copper Plant; and
- replacement of medium pressure turbine units, reconstruction of the peak boiler shop and replacement of the water heating boiler at the Norilskenergo power plants.

Activities aimed at protection and effective use of water resources included, among others:

- development of the reconstruction plan for cooling towers No. 1 and No. 2 of the Copper Plant;
- research on the environmental effect of pollutant effluent on water reservoirs of the Norilsk Industrial District and development of purification methods for sewer water; and
- development of effluent limits and initiatives to reduce pollutants effluent into water sources.

Kola Peninsula

The Group also complies with the guidelines of the Convention on Trans-Border Air Pollution and is significantly ahead of schedule with the targets set by the Convention to reduce sulphur dioxide emission in the Kola Peninsula.

In order to reduce harmful emissions and normalize the ecological situation in the Kola Peninsula, the Group is reconstructing the metallurgical facilities at Pechenganickel with the assistance of the Norwegian and Swedish governments.

In 2003, Pechenganickel reconstructed its roasting shop, installed and tested new equipment (briquette-presses) to replace existing sinter machines. Full implementation of the program for the roasting shop will lead to reduction of sulphur dioxide emission by approximately 55,000 tons per year and emission of dust containing non-ferrous metals by approximately 5,300 tons per year.

In 2003, initiatives aimed at reducing pollutant emissions at Severonickel included the following:

- reconstruction of the suction systems in the refining shop, implementing purification of suction gases of dust containing non-ferrous metals;
- replacement of the furnace gas cooler in the refining shop and reconstruction of the gas duct, which increased the rate of sulphur dioxide utilization from the technological gas emission; and
- construction of storm-water drainage in the transportation shop that allowed to stop effluent of dirty storm water into natural water reservoirs.

Charity projects addressing biological diversity preservation

The Group is cooperating with the Lapland wildlife sanctuary and the Putoransky state sanctuary and supports organizations whose activities are aimed at preserving the biological diversity in the Taimyr and Kola Peninsulas. In particular, the Group supports the project of preserving the Taimyr population of the small Arctic goose (Anser crythropus) included in the International Red Book of endangered species and Russia's Red Book.



Overview of human resources and social policies in 2003

ANNUAL REPORT 2003

The main focus in the human resource and social policies of the Group in 2003 were:

- implementing new staffing technologies consistent with strategic tasks of the Group's production development;
- the restructuring of social responsibilities of the Group's entities; and
- developing of a new model to support the territories in which the Group conducts business based on mutual responsibility and sustainable development.

Social partnership

The key document regulating social and labour relations in the Group is the Collective Agreement which sets the social standard at a level amongst the highest for Russian companies. In March 2004, the Group held an emloyees conference, which was attended by delegates from all the Group's divisions. The conference decided to prolong the Collective Agreement for three years (till 5 March 2007), thus providing conditions of social stability for employees. The decision to prolong the Collective Agreement was signed by the Group's management and all employees' representatives (trade unions representing approximately 30% of employees and other representative bodies of employees).

To address the strategic tasks formulated in the Group's Production Development Strategy to 2015, the Group, together with its employees, developed the Concept of social and economic development to 2015, envisaging in particular:

- consistent pursuit of a socially responsible policy by the Group, harmoniously taking into account the interests of all employees and the local communities in the locations of the Group's operations and the society as a whole; strict compliance with legislation and obligations undertaken by the Group;
- providing grounds for the participation of all employees and employees groups in the development, adoption and implementation of decisions relating to various aspects of the Group's activities; and
- ensuring a competitive level of salary and other social benefits to employees being closely linked to labour productivity, professional growth, level of qualifications, discipline, responsibility, accuracy, counselling to young employees and other performance characteristics relevant to the Group.

The Group's Concept of social and economic development to 2015 was approved by the Group's staff conference in March 2003.

Personnel development

In 2003, 26,000 employees completed the training and advanced education program. The participants included:

- 7,500 (69% of the total number) managers and specialists;
- 18,800 workers (37% of the total number), out of which re-training was received by 3,900 employees; a second (allied) profession was received by 1,900 workers, advanced vocational training was passed by 13,000 employees.

Additionally, in 2003 the Group introduced the advanced training programs for target employee groups which have a major significance for operations and enhancement of the Group's innovative potential. The work was conducted within the framework of special programs: "Master's University", "Counsellor's Academy", "Leader Movement of young specialists".

The aforementioned personnel development activities were conducted both using in-house personnel training system and leading educational institutions and consulting firms. Furthermore, selected managers were sent for training to leading international mining and metallurgical companies.

Social programs

Being aware of its social responsibility, the Group assumes additional obligations, through developing programs providing benefits to employees (additional pension, resort treatment, sport and cultural events, etc). In addition, the Group runs charity programs aimed at support and development of the local communities.

Additional pensions

In view of the Group's position, a special emphasis is put on solidarity schemes of additional pension benefits, and providing incentives for savings by employees. Starting in late 2002, the Group launched "Joint corporate pension", a new non-government pension plan. Under this plan the employees contribute directly to the Fund and the Group accrues its portion of the contributions to accumulate future pension benefits. During 2003, approximately 1,300 highly skilled workers and engineering staff of mining, metallurgical and enrichment divisions of the Group joined the new plan, and around 100 people started to receive these benefits.

"Additional corporate pension", a new social program was launched in April 2003. The new program targets working pensioners of senior age finishing to work for the Group. The employee selects the form of payment on his own – either a monthly corporate pension for 5 years or one-off payment upon resignation and relocation to the "Mainland". In 2003, 332 employees applied for and received additional pension from the Group.

The "Six pensions" plan in operation since March 1999, and the "Lifelong professional pension" plan launched in June 2001 address a number of current social and economic problems: provision of social guarantees to the Group's pensioners and inflow of younger employees through hiring younger workers and specialists in lieu of the retired people.

Thanks to the pension programs, approximately 1,000 employees of the Taimyr Peninsula who reached their retirement age were able to relocate to the Mainland in 2003.

The programs run at the Kola Peninsula – the "Age structure optimization" short-term special program and "Severance payments upon Old Age Resignation" social program – provided one off compensation payments to 1,059 employees of the Kola Peninsula who reached their retirement age.

Programs supporting healthy lifestyle

Considering the working conditions in the Far North regions and the year-round operating cycle at most of the Group divisions, the Group runs an annual program of resort treatment and health protection for its employees.

In 2003, over 20,000 employees and their families had their vacation travel paid for by the Group. The Group reimburses the employees a portion of the vacation package cost of a resort hotel or a centre that employees select at their own discretion. Employees are also provided with discounts on stay of their children in the children summer camps. In 2003, over 1,500 children spent their summer vacation in summer camps on the Black Sea Coast, in the Krasnoyarsk region and in the Central Russia.

Regular fitness and sport activities are essential for normal work and life, especially in the harsh climate conditions of the Norilsk Industrial District, and, therefore the Group's priority list includes a physical culture and sport development programs.

In 2003, the Taimyr Peninsula held the 42nd Corporate Sports Games that included competitions in 22 sports with more than a quarter of the employees participating. There were mini-football and volleyball tournaments, the family competition "Dad, mam and I are an athletic family", and the "Mini-soccer week in Norilsk", which became the top mass corporate event attended by more than 25,000 spectators. For the first time beyond the Polar Circle, a 104.5 km long Dudinka-Alykel-Norilsk race was held to celebrate the Metallurgist Day and the 50th anniversary of the city of Norilsk. The total number of participants in the race exceeded 350 people.

Charity

Pursuing a socially responsible policy, the Group pays great attention to creating a favourable environment for normal reproduction of labour resources and sustained social development of communities in its operating locations – the Norilsk municipality and Taimyr (Dolgano-Nenetsky) Autonomous District (TAD), the Murmansk region and the Krasnoyarsk region.

In 2003, the Group continued to sponsor 74 general education institutions in the cities of Norilsk and Dudinka. The sponsorship involved assistance in:

- organization of vocational guidance for students and training of school students in vocational skills;
- organization of tours to operating companies;
- assistance in repairs and preparation of schools for the new academic year; and
- purchase of furniture, sport equipment, books, and spare parts for computer and office equipment.

The Group also allocated centralized funds to acquire gifts for 34 schools and 17 pre-school institutions located in the small villages in TAD.

The Kola Peninsula renders support to school graduates, who successfully completed their school course with gold and silver medal awards, assists with the development of educational environment and strengthens relationships with educational institutions of the cities of Monchegorsk and Zapolyarny and Nickel settlement. The Group has established an annual "Medallist of Kola MMC" award.

The Group provides regular assistance to orphanages in Norilsk and Dudinka: The Norilsk Orphanage, Viktoria Centre for physically disabled children, Antipins' Family children's home, Romashka orphanage and a number of other specialized institutions. The Group assists these institutions in addressing current needs (purchase of equipment, provision of vehicles, repair of buildings, etc.) and in organizing summer leisure and cultural programs. In 2003, the Group organized a trip to Moscow for children from low-income families during the spring vacation; in summer the children from the Norilsk orphanage had a vacation in the Krasnoyarsk region in the Solnechny summer camp. 30 children from low-income families living in remote Taimyr settlements visited Moscow during winter vacation.

As part of assistance to social organizations the Group supports associations of war veterans and disabled person societies, as well as public organizations whose activities have a significant positive effect on the community as a whole (fighting drug abuse, protection of socially vulnerable categories of the population, etc.).

The Group sponsors free meals to low-income people and provides financial aid to people exonerated from the sentences served during Stalin times. Every year, on the V-Day a festival is organized for WWII veterans living in Norilsk, who also receive monetary benefits from the Group. The Group covers a portion of utility charges for lonely pensioners retired from the Group and living in Norilsk. Annually over one thousand low-income non-working pensioners, who worked for the Group for 15 and more years receive one-off monetary benefits.

A traditional charitable activity for the Group is providing assistance and help to the natives of TAD. During 2003, sponsoring corporate entities rendered assistance to 23 settlements in TAD. The sponsors purchased schoolbooks and training aids, furniture, equipment for medical institutions, schools and pre-school institutions.

Traditionally, the Group also organized festive events and competitions on the Reindeer-Breeder and Fisherman Days with prizes awarded to winners in the contests as well as gifts to the distinguished residents of the settlements, such as snowmobiles, boats and other things necessary for living in tundra. The Group participated in the projects undertaken by the District government to revive traditional crafts, develop national sports and support tundra population of the Taimyr Peninsula.



Share capital and share prices

As of 31 December 2003, MMC Norilsk Nickel had an issued share capital of 213,905,884 ordinary shares with a par value of RUR 1 per share. Of these, the Group held 3,263,368 shares as treasury stock.

In June 2001, the Company signed the depository agreement with the Bank of New York, persuant to which Level-1 ADRs for MMC Norilsk Nickel shares were issued. Custodial services for ADR transactions are rendered by ING Bank (Eurasia) ZAO. The number of ADRs in circulation amounted to 55.1 million as at 31 December 2003, respresenting 25.8% of the MMC Norilsk Nickel issued share capital. ADRs are converted into the Company shares at a 1:1 ratio.

In February 2004, the Russian Federal Commission for the Securities Market ("FCSM") granted an approval to the Group to increase the number of authorized ADRs by 30.4 million. Consequently, the total number of ADRs for the Group's shares grew to 85.5 million in March 2004.

As a result, the total number of MMC Norilsk Nickel shares, converted to ADRs and allowed for circulation outside the Russian Federation will not exceed 40% of the Company's issued share capital. ADRs for the ordinary shares of MMC Norilsk Nickel are issued by the Bank of New York and are traded over-the-counter ("OTC") in the USA, UK and Germany.

MMC Norilsk Nickel shares and ADRs are traded on the following exchanges:

Exchanges	Tickers
Shares	
RTS - Moscow	GMKN (classical market) GMKNG (exchange market)
MICEX - Moscow	RU14GMKN0408 (4th issue) RU14GMKN0507 (5th issue)
St.-Petersburg stock exchange	GMKNG
ADRs	
The OTC Market in the USA	NILSY US
The OTC section of the London Stock Exchange	MNOD LI
The Berlin Stock Exchange	NNIA GR

Performance of MMC Norilsk Nickel shares and selected mining indicies

(MMC Norilsk Nickel shares in US dollars; indicies adjusted to MMC Norilsk Nickel share' price)


70.00
50.00
30.00
10.00
Share price of MMC Norilsk Nickel on RTS
Morgan Stanley Global mining and metallurgical companies index
HSBC – Global mining companies index
HSBC – Global nickel producers index
HSBC – Global platinum producers index
January
March
May
July
September
December

The market capitalization of MMC Norilsk Nickel is used in calculation of the key Russian stock indices, such as RTS, MICEX, Interfax, Moscow Times, AK&M, as well as stock indices of the leading international investment institutions and stock exchanges, including the MSCI, CSFB, HSBC, the Bank of New York, and the Vienna Stock Exchange.

MMC Norilsk Nickel Share Price*

(in US dollars)

RTS share prices

	Minimum	Maximum	At end of the period
1998	0.25	6.70	0.40
1999	0.42	7.00	7.00
2000	6.10	12.05	7.30
2001	6.50	20.85	17.02
2002	15.00	25.00	20.25
2003			
1st quarter	20.25	26.50	24.00
2nd quarter	23.40	35.50	34.20
3rd quarter	30.00	49.50	49.50
4th quarter	49.80	66.00	65.15

ADR prices at the London Stock Exchange

	Minimum	Maximum	At end of the period
2001	10.90	17.05	17.00
2002	15.03	24.85	20.00
2003			
1st quarter	19.80	26.70	23.75
2nd quarter	22.75	36.00	34.80
3rd quarter	30.00	49.50	49.25
4th quarter	49.15	66.50	66.50

ADR price on electronic OTC section of Nasdaq

	Minimum	Maximum	At end of the period
2001	10.71	17.50	17.25
2002	14.90	24.75	20.18
2003			
1st quarter	20.05	26.60	23.70
2nd quarter	22.63	36.15	34.38
3rd quarter	30.25	49.50	49.00
4th quarter	49.00	67.25	67.25

* Before the 4th quarter of 2001 – RAO Norilsk Nickel shares, after the 4th quarter 2001 – OJSC "MMC Norilsk Nickel"

MMC Norilsk Nickel major shareholders [1]

(Shareholder holding over 1% of MMC Norilsk Nickel shares as of 7 May 2004)

Shareholder	Total number of shares, million	% of the total issued shares
The Bank of New York International Nominees	54.8	27.3%
Pharanco Holdings Co. Limited [2]	26.7	12.5%
Bektanco Holdings Co. Limited [2]	26.7	12.5%
Dimonsenco Holdings Co. Limited [3]	26.7	12.5%
Rinsoco Trading Co. Limited [3]	26.7	12.5%
CJSC "Holding Company Interros"	15.0	7.0%
UBS AG	5.0	2.3%
Safaiser Investments Ltd [4]	3.3	1.5%
Terpaly Holdings Co. Limited	2.4	1.1%
Total major shareholders	187.3	87.5%

Notes:

(1) The total number of shareholders registered in the shareholders' register of the Company included 60,924 individuals, 1,004 legal entities and 20 nominal holders.

(2) The beneficiary of these companies is Mr. Vladimir O. Potanin.

(3) The beneficiary of these companies is Mr. Michael D. Prokhorov.

(4) Subsidiary of the Group. The nominal holder of shares is AKB Rosbank.



Corporate governance report

Board of Directors of OJSC MMC Norilsk Nickel[1]



Andrey Alexandrovich Klishas
Chairman of the Board of Directors since 2001.

General Director and Chairman of the Management Board of CJSC "Holding Company Interros". From 2001 to 2002 member of the Board of Directors at OJSC "Federal Contracting Corporation Roskhlebprodukt". Since 2000 member of the Board of Directors at OJSC "AKB Rosbank". From 2000 to 2001 member of the Board of Directors, OJSC "Sidanko". Since 2002 member of the Board of Directors at CJSC "APK Agros", OJSC "Energomashexport – Power machines". Mr. Klishas is 31.



Andrey Evgenevich Bugrov
Member of the Board of Directors since 2002.

Chairman of the Board of Directors and President of AKB Rosbank, Deputy Chairman of the Board of Directors of CJSC "Interros", member of the Board of Directors of OJSC "Energomashexport – Power machines". From 1993 to 2002 – Representative of the Russian Federation in the World Bank group, executive director of MBRD and IFC. Mr. Bugrov is 52.



Guy de Selliers
Member of the Board of Directors since 2002.

Since 1994 member of the Board of Solvay S.A. Since 2001 member of the International Advisory Council, Fortis Group, and member of the Board of Directors of Wimm Bill Dann.
Mr. Selliers is 51.



Vladimir Ivanovich Dolgikh
Member of the Board of Directors since 2001.

Pensioner, since 1997 Chairman of the Board of "Krasnoyarskoe Zemliachestvo Society".
Mr. Dolgikh is 79.



Vladimir Sergeevich Lisin
Member of the Board of Directors since 2002.

Chairman of the Board of Directors of OJSC "Novolipetsk Metal Works". Since 2001 member of the Board of Directors of Zenit Bank.
Mr. Lisin is 47.

Board of Directors of OJSC MMC Norilsk Nickel [1]



Michael Dmitrievich Prokhorov
Member of the Board of Directors since 2003.

General Director and Chairman of the Management Board of MMC Norilsk Nickel. From 2000 to 2001, President of AKB Rosbank. From 1998 to 2000 President and Chairman of the Management Board of Unexim bank.
Mr. Prokhorov is 39.



Leonid Borisovich Rozhetskin
Member of the Board of Directors since 2002.

Since 2001 Adviser to General Director and Deputy Chairman of the Management Board, MMC Norilsk Nickel. From 1998 to 2003 President of LV Finance and member of the Board of Directors at CJSC "Sonic Duo", OJSC "National Pay Phone Network", OJSC "Svyazinvest-Media", OJSC "Megafon". Former co-founder and managing director of Renaissance Capital.
Mr. Rozhetskin is 37.



Ronald Freeman
Member of the Board of Directors since 2003.

Honorary co-chairman of the International Tax and Investment Center. Member of the Board of Troika-Dialog, member of the investment committee of the European Real Estate investment Fund of Doughty Hanson & Company. From 2001 to 2002, CEO of Lipper & Company International. From 1997 to 2000, CEO and Vice-Chairman of Schroder Salomon Smith Barney. Mr. Freeman is 64.



Heinz Schimmelbusch
Member of the Board of Directors since 2003.

Executive director, partner and founder of Safeguard International Fund (US), Chairman of the Board and CEO of Allied Resource Corporation (US). Chairman of the Board of Alanx Corporation (US), Puralube, Inc. (US), and in Germany: ALD Vacuum Technologies, Pfal-Flugzengwerke, KWH Katalystorenwerke GmBH and Sudamin Holdings (Belgium). From 1998 President, CEO and Member of the Board of Metallurg Holdings, Inc. Former Chairman of the Board of Metallgeselschaft AG (Germany). Mr. Schimmelbusch is 60.

Notes:

(1) The Board of Directors was elected by the General Meeting of Shareholders of MMC Norilsk Nickel on 30 June 2003. The following directors were newly elected to the Board: Michael Prokhorov, Ronald Freeman and Heinz Schimmelbusch. The other 6 directors were re-elected.

Management Board of OJSC MMC Norilsk Nickel



Michael Dmitrievich Prokhorov [1]

General Director and Chairman of the Management Board.

Former Chairman of the Management Board at AKB Uneximbank and member of the Board of Directors at CJSC "Holding Company Interros", AKB Rosbank and CJSC "International Financial Company".

Mr. Prokhorov is 39.



Johnson Talovich Khagazheev

First Deputy General Director and First Deputy Chairman of the Management Board.

Before 2002, General Director and of Zapolyarny branch of MMC Norilsk Nickel. Member of the Board of Directors of OJSC "Kola MMC" and OJSC "Krasnoyarsk Precious Metals Refining Plant".

Mr. Khagazheev is 64.



Igor Anatolievich Komarov

Deputy Chairman of the Management Board and Deputy General Director.

Member of the Board of Directors of AKB Rosbank. Until 2001, deputy Chairman of the Management Board of OJSC "AKB Savings Bank of the Russian Federation". Mr. Komarov is 40.



Yuri Alexeevich Kotlyar

Deputy Chairman of the Management Board.

General Director and Chairman of the Management Board of RAO Norilsk Nickel, General Director of OJSC "Gypronickel". Former first chairman of Russian committee for Precious Metals.

Mr. Kotlyar is 65.

Management Board of OJSC MMC Norilsk Nickel



Jacque Iosifovich Rozenberg

Deputy Chairman of the Management Board and Deputy General Director.

Member of the Board of Directors of Norilskgazprom, Chairman of the Scientific and Technical Council of MMC Norilsk Nickel.

Mr. Rozenberg is 60.



Leonid Borisovich Rozhetskin (1)

Deputy Chairman of the Management Board and Adviser to the General Director.

President, LV-Finance, member of the Boards of Directors at CJSC "Sonic Duo", OJSC "National Pay Phone Network", OJSC "Svyazinvest-Media", OJSC "Megafon". Former co-founder and managing director of Renaissance Capital.

Mr. Rozhetskin is 37.



Maxim Valerievich Finsky

Deputy Chairman of the Management Board and Deputy General Director.

Member of the Board of Directors of Murmansk Shipping Company. Former Chairman of the Board of AKB Mezhdunarodnaya Finansovaya Companya.

Mr. Finsky is 38.

Note:

(1) Member of the Board of Directors of MMC Norilsk Nickel.

Members of the Management Board and the Board of Directors – OJSC MMC Norilsk Nickel shareholdings

Full name and position	Number of shares	% of issued share capital
Michael D. Prokhorov General Director and Chairman of the Management Board	800,000 [1]	0,3740 [1]
Johnson T. Khagazheev First Deputy General Director, First Deputy Chairman of the Management Board	37,400	0,0175
Jacque I. Rozenberg Deputy Chairman of the Management Board	897	0,0004
Vladimir I. Dolgikh Member of the Board of Directors	479	0,0002
Total Members of the Management Board and the Board of Directors	838,776	0,3921

Notes:

(1) Not including shares in beneficial ownership (see page 84).

Declaration on Corporate Governance

MMC Norilsk Nickel has declared its intention to adhere to the standards and recommendations in corporate governance laid out in the Corporate Governance Code issued by the Federal Commission for the Securities Market of Russia (FCSM Code). MMC Norilsk Nickel's shareholders approved changes in the Company's charter and by-laws to ensure compliance with of the FSCM Code at the Annual General Meeting of shareholders held on 30 June 2002.

The FCSM recommendations are categorized as follows, the General Meeting of Shareholders, Board of Directors, executive bodies, corporate secretary, major corporate actions, disclosure of information, control over financial and economic operations, dividends, and resolution of corporate conflicts. Except for a number of provisions and recommendation of the FCSM Code described in the end of this report, the Company follows all significant provisions and recommendations of the FCSM Code. The principal provisions on the implementation of the FCSM Code are given below.

In accordance with the Methodical recommendations approved by the Ruling of FCSM No. 03-849/r dated 30 April 2003, the Company prepared a report on compliance with the FSCM Code. The compliance report is in Appendix #1 of this annual report.

Board of Directors

In accordance with the requirements of the Federal Law "On Joint Stock Companies", the Board of Directors of MMC Norilsk Nickel is elected by the Annual General Meeting for one year. The Board of Directors is comprised of 9 directors.

The Annual General Meeting of MMC Norilsk Nickel's shareholders held on 30 June 2003 elected the new Board of Directors. The following six directors were re-elected: Andrey E. Bugrov, Guy de Selliers, Vladimir I. Dolgikh, Andrey A. Klishas (re-elected as the Chairman of the Board) Vladimir S. Lisin and Leonid B. Rozhetskin. Sergey V. Aleksashenko, Larisa G. Zelkova and Ekaterina M. Salnikova were not re-elected.

Three new directors were elected to the Board:

- Michael D. Prokhorov – General Director and Chairman of the Management Board of MMC Norilsk Nickel;
- Ronald Freeman – Honorary co-chairman of the International Tax and Investment Center;
- Heinz Schimmelbusch – Managing director of Safeguard International Fund.

To comply with the recommendation set forth in Chapter 3 of the FCSM Code five of nine directors are considered by the Company as independent directors: Guy de Selliers, Vladimir I. Dolgikh, Vladimir S. Lisin, Ronald Freeman and Heinz Schimmelbusch.

Attendance by the Directors of the Board Meetings held in person in 2003

Director	Number of meetings [1]	Number of meetings attended
Sergey V. Alexashenko [2]	3	3
Andrey E. Bugrov	7	6
Guy de Selliers	7	6
Vladimir I. Dolgikh	7	6
Lariza G. Zelkova [2]	3	3
Andrey A. Klishas	7	7
Vladimir S. Lisin	7	1
Michael D. Prokhorov [3]	4	3
Leonid B. Rozhetskin	7	5
Ronald Freeman [3]	4	4
Ekaterina M. Salnikova [2]	3	3
Heinz Schimmelbusch [3]	4	4

Notes:

(1) Number of meetings of the Board of Directors held in person, available for a director to attend.

(2) Was not elected to the Board of Directors at the General Meeting of Shareholders on 30 June 2003.

(3) Elected to the Board of Directors at the General Meeting of Shareholders on 30 June 2003.

In 2003, the Board met regularly to review financial matters, in particular, the consolidated annual accounting statements prepared in accordance with the Russian Accounting Standards for 2002, consolidated budget for 2003, consolidated annual financial statements for 2002 prepared in accordance with IFRS, management reports for 6 and 9 months of 2003 and the first half of the year IFRS financial results.

In 2003, the Board approved the Production Development Strategy to 2015.

In 2003, the Board regularly reviewed acquisitions/sales of assets and companies, and the Group's participation in the shareholders' capital of other companies. A total of seven meetings were devoted to these matters in 2003. In particular, the Board of Directors approved the following transactions:

- Participation in OJSC "Taimyr airlines";
- Participation in LLC "Norilsk Telecom";
- Participation in OJSC "Norilskgazprom";
- Acquisition of a 18% interest in OJSC "Arkhangelsk Commercial Sea Port";
- Acquisition of a 2% interest in OJSC "Krasnoyarskenergo";
- Acquisition of a 1% interest in RAO UES;
- Divestiture of LLC "Prominvest".

In compliance with the requirement of the current legislation in Russia, the Board of Directors reviewed interested party transactions. In 2003, 50 interested transactions were approved, of which the Group entered into 34 arm-length transactions with OJSC "AKB Rosbank" as part of the Group's regular business operations and 16 transactions represented intra-group transactions with subsidiaries and associates.

In complaince with FCSM Resolution No. 17/ps dated 31 May 2002, a list of interested party transactions approved by the Board of Directors in 2003 is disclosed in this Annual report (see Appendix #2).

Liability insurance

In accordance with international corporate governance practices, the Company purchased directors' and officers' liability insurance policy from AIG and an additional liability insurance policy through Marsh insurance broker from Liberty Mutual Insurance and Lloyds with a total liability limit of USD 20 million.

Information disclosure

The Group strives for a maximum transparency in its operations limited only by applicable legislation, specifically the state secrets laws and competitive environment.

The Company also seeks to ensure equal and timely access to the information disclosed to its shareholders and market community. The most important source of information disclosure is the Company's Internet site **www.nornik.ru**, which contains press releases, management presentations at conferences, RAS and IFRS financial statements, quarterly and material events' reports to the FSCM of Russia.

Notices of a General Meeting of Shareholders with the basic information, including time, venue and the format of holding the meeting, the agenda, and the minutes of the General Meeting of Shareholders are available on the Company's website.

Another important source of information disclosure is the annual report freely available on the Company's website. The Company seeks to follow the best international industry practices with respect to presentation and contents of the annual reports.

To cover the most important events, such as release of IFRS consolidated financial statements and major corporate transactions, the Company holds special telephone conferences for investors and equity research analysts.

In accordance with the Russian Federation Law "On State Secrets" and the Russian Federation Presidential Decree "On Approving a List of Data Recognized as State Secret", the Group was prohibited from disclosing its physical production volumes and mineral reserves. Following the amendments to these laws, it became possible for the Company to audit its base metal reserves of the Talnakh and Oktyabrskoe deposits, located in the Taimyr Peninsula and the Zhdanovskoe deposit, located in the Kola Peninsula, in accordance with international standards and to disclose the reserves information in this annual report.

The adoption of the Federal Law "On amending article 5 of the Law of the Russian Federation "On State Secret" dated 11 November 2003 No. 153-FZ removed the information on reserves, extraction, production and consumption of platinum and PGMs from the list of information regarded as state secret. Related by-laws regulating the state secrecy of PGMs are expected to be amended in 2004. The Group is preparing to disclose this information in 2004.

Audit of annual RAS financial statements

Audit of the Group's 2003 RAS financial statements have been prepared by Rosexpertiza.

Audit of IFRS consolidated annual financial statements

The consolidated annual financial statements of the Group are prepared in compliance with the International Financial Reporting Standards (IFRS). Deloitte & Touche were appionted by management to perform an audit of the consolidated annual financial statements for the years ended 31 December 2003 and 2002 in accordance with the International Standards on Auditing (ISA) and to express an opinion in accordance with ISA on these consolidated annual financial statements. Deloitte & Touche has placed no reliance on 2003 RAS financial statements.

Audit of metal reserves

The audit of base metal reserves at the Oktyabrsky and Talnakh deposits in the Taimyr Peninsula, and Zhdanovskoe deposit in the Kola Peninsula was done by Micon International.

Dividends

In 2002, the Board of Directors approved a dividend policy for the Group. According to the dividend policy, 20-25% of IFRS net income after taxes should be paid in the form of annual dividends on common shares.

Based on the 9 months of 2003 financial results, an Extraordinary General Meeting of shareholders approved the distribution of interim dividends in the amount of USD 1.37 (RUR 42.1) per share. The interim dividends were paid in February 2004.

The Board of Directors recommended to the Annual General Meeting of Shareholders to approve a declaration of the annual dividend for 2003 in the amount equal to the interim dividend for the 9 months of 2003 – RUR 42.1 per share.

The payment of dividends above the limits set by the dividend policy (provides for the payment of 20% to 25% of IFRS net income) is a one-time extraordinary event and allows the shareholders of the Company to benefit from a very favourable situation on metal markets as well as from extraordinary financial and production results of the Company in 2003.

The Board of Directors nevertheless confirms that the dividend policy of the Company approved by the Board of Directors in 2002 remains unchanged. It provides for 20% to 25% of IFRS net income to be paid out as dividends.



Information for shareholders

Annual General Meeting of Shareholders

The Annual General Meeting of Shareholders will be held on June 24, 2004 in Moscow at 49, Leningradsky prospect. Registration of the participants of the General Meeting of Shareholders of OJSC "MMC Norilsk Nickel" will start on 30 June 2004 at 9:00.

Registrar of MMC Norilsk Nickel

The register holder of the Company is CJSC "National Registration Company".
CJSC "National Registration Company" operates under FCSM License No. 10-000-10-00252 dated 6 September 2002 effective indefinitely.

Address: 6 Veresaeva St., Moscow, Russia
Telephone: (095) 440-63-45
Fax: (095) 440-63-55
E-mail: nrc@relline.ru, info@nrcreg.ru

Shareholders' assistance offices

Address	Telephone	E-mail address	MMC Norilsk Nickel representative
16 Leninsky Prospect, Norilsk, Krasnoyarsk Krai, 663301	(3919) 46-28-64	Nornrc.zaonrc@Norcom.ru info@nrcreg.ru	Pavel A. Negrin
45-a Metallurgov pr-t, Monchegorsk, Murmansk region, 184500	(81536) 7-28-01 7-23-13	Ergardt@monb.com Nrc@relline.ru	Tatyana I. Filipova
1-a Lenina St., Zapolyarny, Murmansk Oblast, 184415	(81554) 7-89-01	Filial_Zapolar@monb.com	Irina Yu. Kostareva
15 Bograda St., Krasnoyarsk, 660049	(3912) 59-18-09	Nornic@krsn.ru	Vladimir A. Mikhailov

Contacts

Regarding share ownership, the shareholders should contact the registrar of MMC Norilsk Nickel and shareholders' assistance offices at the phone numbers listed above.

Shareholders may also contact the Investor Relations Department at (095) 797-82-44 or write to:

Head of Investor Relations Department
MMC Norilsk Nickel
Moscow, Russia 123104, Voznesensky Per., 22

The Internet site of MMC Norilsk Nickel is **www.nornik.ru**



Appendix

Appendix 1. Report on compliance with the Corporate Governance Code of the Federal Commission for the Securities Market

#	Provision of the Code of Corporate Governance	Compliance[1]	Notes
	General Meeting of the shareholders		
1.	Not less than 30 days prior notice of the General Meeting given to shareholders regardless of the issues on the agenda, unless legislation provides for a longer notice	Not complied[2]	According to Clause 7 of the Regulation on the General Meeting, "Notice of the meeting shall be given to shareholders in the manner and in time determined by the Federal law and the Charter of the Company". According to Article 52 of the Law On Joint-Stock Companies the Company should give at least a 20 day prior notice of the General Meeting to shareholders (unless explicitly provided by the Law).
2.	Access of the shareholders to the list of persons entitled to attend the General Meeting, starting from the date of announcement of the General Meeting until the closing of the General Meeting held in person, and in the case of a General Meeting held by correspondence – until the deadline for the collection of voting ballots	Complied	In accordance with Article 51 of the Law On Joint Stock companies Clause 12 of the Regulation on the General Meeting stipulates that the "Access to the list of persons authorized to participate in the Meeting shall be made available by the Company at the request of persons included in such list and having at least 1 percent of votes".
3.	Access of the shareholders to information (materials) to be provided during the preparation for the General Meeting through electronic media, including the Internet	Complied	The shareholders have access to such materials 20 days before the date of the General Meeting at shareholder assistance offices – CJSC "National Registration Company", and at the Company (including through electronic media and the web).

Notes:

(1) For the purposes of this Report, "complied"/"not complied" answers with respect to a specific provision of the Corporate Governance Code should be interpreted as compliance/non-compliance by the Company with the principal (material) part of the provision based on the Company's Charter or by-laws effective at the time of preparation of this compliance report and/or based on the existing corporate governance practices at the Company. For the purposes of preparation of this compliance report, "not applicable" with respect to a specific provision of the Corporate Governance Code should be interpreted as the Code's provision was not applicable to the Company, since the Code's provision refers to an institution/a procedure which does not exist at the Company.

(2) The Group should comply with this regulation subject to the amendments to the Group's Charter approved by the Annual General Meeting of Shareholders in June 2004.

# Provision of the Code of Corporate Governance	Compliance[1]	Notes
4. Opportunity for a shareholder to put an issue on the agenda of the General Meeting or require a General Meeting to be called without presenting an extract from the shareholder register where title to shares is recorded in the shareholder register system, and by presenting only a statement from the depot account where title to shares is recorded in a depot account	Complied	When collecting proposals for the agenda of the General Meeting, including those regarding the candidates to the Board of Directors, the Company requests confirmation from the shareholder register on its own.
5. The Charter or internal By-laws of the company contain a requirement on obligatory presence of the General Director, members of the Management Board, members of the Board of Directors, members of the audit commission and the external auditor of the company at the General Meeting	Not complied	Such persons are actually present at the General Meetings held by the Company; however the Charter and By-laws have no provisions stipulating their duty to be present at the General Meetings.
6. Obligatory presence of the nominees to positions of members of the Board of Directors, the General Director, members of the Management Board, members of the audit commission and external auditor during consideration by the General Meeting of their election and appointment	Complied	According to Article 29 of the Company's Regulation on the General Meeting "if the agenda of the Meeting includes election of the directors and/or approval of the auditor the persons included in the list of nominees for director voting and/or authorized representatives of the auditors (auditor) proposed for approval by the Meeting should be invited to the Meeting". According to Clause 6.3.3.9 of the Charter, formation and termination of authorities of the executive bodies of the Company are covered by the competence of the Board of Directors. Usually, candidates to the Audit commission are present at the General Meetings, when their election is considered, however the Charter and By-laws have no provisions stipulating their obligation to be present at the General Meetings.

# Provision of the Code of Corporate Governance	Compliance[1]	Notes
7. By-laws of the company establish a registration procedure for the participants in the General Meeting	Complied	According to Clause 19 of the Company's Regulation on the General Meeting "the Registrar of the Company exercising the functions of the Counting Commission, verifies the authorities and registers persons participating in the Meeting... " and the time of the start of the registration is determined by the Board of Directors (Regulation on the General Meeting, Clause 4).
Board of Directors		
8. The Charter of the company provides for the authority of the Board of Directors to approve annual financial and operating plans	Complied	Charter, Clause 6.3.3.1.
9. The company has a risk management procedure approved by the Board of Directors	Not complied	According to Clause 6.3.3.35 of the Charter the competence of the Board of Directors includes "Identification of main risks related to Company operations and implementation of measures and procedures to control such risks". Currently, By-laws, in particularly, Sales risk management and Treasury Policy, are in the process of development.
10. The Charter of the company provides for the right of the Board of Directors to take a decision on suspending the authorities of the General Director appointed by the General Meeting	Complied	Charter, Clause 6.3.3.9.
11. The Charter of the company provides for the right of the Board of Directors to establish requirements to the qualifications and the level of compensation of the General Director, members of the Management Board, and managers of the key structural divisions of the company	Complied	Charter, Clauses 6.3.3.9, 6.3.3.27, 6.3.3.28, 6.3.3.30, 6.3.3.31, 6.3.3.32. The Board of Directors has such authorities in respect of the General Director, members of the Management Board, staff of the Internal audit service and the Corporate Secretary.

#	Provision of the Code of Corporate Governance	Compliance(1)	Notes
12.	The Charter of the company provides for the right of the Board of Directors to approve the terms of the contracts with the General Director and members of the Management Board	Complied	Charter, Clause 6.3.3.9.
13.	The Charter and By-laws of the company contain a requirement that votes of the members of the Board of Directors who act as the General Director and members of the Management Board should not be taken into account when the terms of the contracts with the General Director (managing entity, manager) and members of the Management Board are approved	Complied	Charter, Clause 6.2.5.
14.	The Board of Directors includes at least 3 independent directors meeting the requirements of the Code of Corporate Conduct	Complied	The Board includes 5 independent directors.
15.	There are no persons on the Board of Directors recognized guilty of committing offences in the sphere of economic activity; against the government, against interests of the federal, regional and local government service; or that have been subjected to administrative penalties for offences in the sphere of entrepreneurial activities or in the sphere of finance, taxes and levies and the securities market.	Complied	According to Clause 5.3 of the Charter, proposals made by shareholders regarding candidates to the Board of Directors should include, among other, the following information on such candidates: – past convictions for crimes in the economic sphere and crimes against government.
16.	There are no persons on the Board of Directors who serve as members, the General Director (manager), members of the management body or employees of any competitor of the company	Complied	Regulation on the Board of Directors, Clause 1.5.

#	Provision of the Code of Corporate Governance	Compliance[1]	Notes
17.	The Charter of the company contains a requirement that the Board of Directors be elected by cumulative vote	Complied	According to Clause 6.1.2 of the Charter "Members of the Board of Directors shall be elected by the Annual Meeting in the manner contemplated by the Federal Law". In accordance with Clause 4 of Article 66 of the Law "On Joint Stock Companies" members of the Board of Directors are elected by cumulative vote.
18.	By-laws of the company include the obligation of the members of the Board of Directors to refrain from any actions that will or may potentially lead to a conflict of interests with the company, and in the case of such conflict - their obligation to disclose information on such conflict to the Board of Directors	Complied	Regulation on the Board of Directors, Clause 4.1.
19.	By-laws of the company provide for the obligation of the members of the Board of Directors to notify the Board of Directors in writing of their intention to perform any transactions and disclose information on any transactions performed with securities of the company or subsidiaries (associates) of the company	Complied	Regulation on the Board of Directors, Clause 4.1.
20.	By-laws of the company contain a requirement that a meeting of the Board of Directors should be held at least once in six weeks	Complied	Charter, Clause 6.2.2. Regulation on the Board of Directors, Clause 3.1
21.	Meetings of the Board of Directors of the company were held at least once in six weeks in the year for which the annual report is presented	Complied	In 2003, the Board held 34 meetings, including voting by bellot, at least once in every six weeks.
22.	By-laws of the company establish a procedure for the conducting of the meetings of the Board of Directors	Complied	Regulation on the Board of Directors, section 3 "Meetings of the Board of Directors of the Company".

# Provision of the Code of Corporate Governance	Compliance[1]	Notes
23. By-laws of the company include a provision on the need to have approval of the Board of Directors for the company's transactions amounting to 10 and more percent of the company's assets value, other than transactions performed in the ordinary course of business	Complied	Charter, Clause 6.3.3.34. According to Clause 6.3.3.34. of the Charter the Board of Directors decides on any transactions for an amount of 2 (two) and more percent of the carrying value of the Company's assets.
24. By-laws of the company provide for the right of the members of the Board of Directors to receive information necessary for the performance of their functions from the executive bodies and managers of the key structural divisions, and liability of the latter for non-provision of such information	Complied	Regulation on the Board of Directors, Clause 1.6. Meantime, By-laws of the Company have no provisions establishing liability for failure to provide such information.
25. There is a strategic planning committee of the Board of Directors or functions of such committee are assigned to some other committee (other than the Audit Committee or the personnel and compensation committee)	Not complied	According to the Charter the competence of the Board of Directors includes "Identification of priorities in the operations of the Company, the vision and strategy for the development of the Company and approaches to their implementation". The Charter (Clause 6.3.3.39) and Regulation on the Board of Directors (Clause 1.8) provide for possible creation of committees of the Board of Directors.
26. There is a committee (Audit Committee) of the Board of Directors that recommends an external auditor to the Board of Directors and communicates with the external auditor and the internal audit commission of the company	Not complied[2]	The Charter (Clause 6.3.3.39) and Regulation on the Board of Directors (Clause 1.8) provide for possible creation of committees of the Board of Directors, including "Audit Committee, Nomination and Compensation Committee, etc.)" Currently the Company considers creating committees of the Board of Directors.

# Provision of the Code of Corporate Governance	Compliance[1]	Notes
27. The Audit Committee includes only independent and non-executive directors	Not complied	Currently the Company has no Audit Committees of the Board of Directors (see explanations above for p. 26). Meantime, in accordance with Clause 1.8 of the Regulation on the Board of Directors "... Committees of the Board of Directors shall be chaired by members of the Board of Directors that are not members of the executive bodies of the Company, and they shall include independent directors".
28. The Audit Committee is chaired by an independent director	Not applicable	Currently the Company has no Audit Committee of the Board (see explanations above for p. 26). Yet, in accordance with Clause 1.8 of the Regulation on the Board of Directors "... Committees under the Board of Directors shall be headed by members of the Board of Directors that are not members of the executive bodies of the Company, and they shall include independent directors".
29. By-laws of the joint stock company provide for the access of all the members of the Audit Committee to any documents and information of the company subject to non-disclosure of confidential information	Not applicable	Regulation on the Board of Directors (Clause 1.6 and 1.5) provide for the right of all directors to "obtain any information relating to the activities of the Company from any divisions and functions of the Company" and the responsibility of the directors "not to disclose confidential information that became known to them about the activities of the Company and not to disclose insider information". The Company does not have Audit Committee of the Board (see explanations above for p. 26).

# Provision of the Code of Corporate Governance	Compliance[1]	Notes
30. There is a committee (personnel and compensation committee) of the Board of Directors that is responsible for the determination of the criteria for the selection of candidates to the Board of Directors and development of the company's compensation policies	Not complied	The Charter (Clause 6.3.3.39) and Regulation on the Board of Directors (Clause 1.8) provide for possible creation of committees of the Board of Directors, including Audit Committee, Nomination and Compensation Committee, etc. Currently the Company is considering to create committees of the Board of Directors.
31. The personnel and compensation committee is headed by an independent director	Not applicable	The Company does not have Nomination and Compensation Committee of the Board (see explanations above for p. 30). Meantime, in accordance with Clause 1.8 of the Regulation on the Board of Directors "... Committees under the Board of Directors shall be chaired by members of the Board of Directors that are not members of the executive bodies of the Company, and they shall include independent directors".
32. There are no executives of the company in the personnel and compensation committee	Not applicable	The Company does not have Nomination and Compensation Committee of the Board (see explanations above for p. 30).
33. There is a risk committee of the Board of Directors or functions of such committee are assigned to some other committee (other than the Audit Committee or the personnel and compensation committee)	Not complied	The Company does not have committees of the Board of Directors.

#	Provision of the Code of Corporate Governance	Compliance[1]	Notes
34.	There is a committee for the settlement of corporate conflicts of the Board of Directors or functions of such committee are assigned to some other committee (other than the Audit Committee or the personnel and compensation committee)	Not complied	The Company does not have committees of the Board of Directors.
35.	There are no executives of the company in the committee for the settlement of corporate conflicts	Not applicable	The Company does not have committees of the Board of Directors.
36.	The committee for the settlement of corporate conflicts is headed by an independent director	Not applicable	The Company does not have committees of the Board of Directors.
37.	The company has internal By-laws approved by the Board of Directors providing for the procedure of formation and operation of the committees of the Board of Directors	Not applicable	Currently the Company has no committees under the Board of Directors.
38.	The Charter of the company provides for a procedure to determine the quorum of the board that would ensure obligatory participation of independent directors at the board meetings	Complied	Charter, Clause 6.2.8.
	Executive bodies		
39.	The company has a collective executive body (Management Board)	Complied	Charter, section 7 "Executive bodies of the Company".
40.	The Charter or By-laws of the company contain provisions on the need to have approval of the Management Board for real estate transactions and loans received by the company unless such transactions are major deals or are performed in the ordinary course of business	Complied	Charter, Clauses 7.8.3., 6.3.3.34 and 6.3.3.29.

#	Provision of the Code of Corporate Governance	Compliance[1]	Notes
41.	The By-laws of the company establish procedures for the approval of transactions which are outside the scope of the company's financial and operational plan	Complied	According to Clause 6.3.29 of the Charter of the Company, competence of the Board of Directors includes "Decision on incurring expenses in the amount exceeding the rouble or foreign currency equivalent of five million US dollars at the RF Central Bank exchange rate at the decision date for the purposes not provided for by the Company budget." This issue is brought for consideration of the Board of Directors using the standard procedure established at the Company for the raising the issues for consideration by the Board of Directors.
42.	There are no persons in the executive bodies who serve as members, the General Director (manager), members of the management body or employees of any competitor of the company	Complied	The recommendation is complied with; however, the Charter and By-laws contain no provisions that would require compliance with the limitations established for the members of the Company's executive bodies.
43.	There are no persons in the management bodies recognized guilty of committing offences in the sphere of economic activity; against the government, against interests of the federal, regional and local government service; or that have been subjected to administrative penalties for offences in the sphere of entrepreneurial activities or in the sphere of finance, taxes and levies and the securities market. If the functions of the sole executive body are performed by a managing entity or a manager - whether the General Director and members of the Management Board of the managing entity or manager meet the requirements established for the General Director and members of the Management Board of the company	Complied	The recommendation is complied with; however, the Charter and By-laws contain no provisions that would require compliance with the limitations established for the members of the Company's executive bodies.

#	Provision of the Code of Corporate Governance	Compliance[1]	Notes
44.	The Charter or By-laws of the company contain a prohibition for the managing entity (manager) to perform similar functions for a competitor or have any other property relations with the company other than the provision of management services	Not applicable	The functions of the sole executive body of the Company have not been transferred to a managing organization (manager).
45.	The By-laws of the company include the obligation of the members of the executive bodies to refrain from any actions that will or may potentially lead to a conflict of interests with the company and in the case of such conflict - their obligation to inform the Board of Directors on such conflict	Not complied	The By-laws of the Company do not provide for such obligation. Meantime, according to the Charter (Clause 7.9) "The General Director and members of the Managing Board, in exercising their rights and responsibilities, shall act in the interests of the Company, and exercise their rights and responsibilities in respect of the Company faithfully and reasonably...".
46.	The Charter or By-laws of the company contain criteria for the selection of the managing entity (manager)	Not applicable	The functions of the sole executive body of the Company have not been transferred to a managing organization (manager).
47.	Executive bodies provide monthly reports on their activities to the Board of Directors	Not complied	Reports on the Company's operations are provided to the Board of Directors on a quarterly basis.
48.	The contracts made by the company with the General Director (managing entity, manager) and members of the Management Board stipulate liability for violation of the provisions on the use of confidential and insider information	Complied	This responsibility is determined by the Charter, Clause 9.5. "Members of executive bodies of the Company shall be liable for disclosure of confidential and insider information in accordance with the current legislation of the Russian Federation".

Secretary of the Company

#	Provision of the Code of Corporate Governance	Compliance[1]	Notes
49.	There is a special official in the company (company secretary) whose function is to ensure that the company's bodies and officials comply with procedural requirements guaranteeing the exercise of the legal rights and interests of the company's shareholders.	Complied	Charter, Clause 6.5.

# Provision of the Code of Corporate Governance	Compliance[1]	Notes
50. The Charter or By-laws of the company prescribe a procedure for the appointment (election) of the company secretary and responsibilities of the company secretary	Complied	Charter, Clauses 6.3.3.32, 6.3.3.33, 6.4., 6.5.
51. The Charter of the company contains requirements to the candidate for the position of the company secretary	Not complied	These qualifications are not defined in the Charter.
Major corporate actions		
52. The Charter or By-laws of the company contain a requirement on approval of any major deal before it is concluded	Complied	Charter, Clause 6.6.
53. Obligatory engagement of an independent appraiser to determine the market value of any property that is subject to a major transactions	Complied	Charter, Clause 6.7.
54. In the event of acquisition of any large stakes in the company (takeover), the Charter of the company prohibits to take any actions aimed at the protection of interests of the executive bodies (members of such bodies) and members of the Board of Directors, and also such actions that make the position of shareholders worse than their current position (in particular, prohibition of a decision by the Board of Directors to issue additional shares, securities convertible into shares or securities granting right to acquire shares in the company before the end of the expected time of the acquisition of shares, even if the right to take such decision is granted by the Charter)	Not complied	These requirements are not defined in the Charter.

#	Provision of the Code of Corporate Governance	Compliance[1]	Notes
55.	The Charter of the company contains a requirement on obligatory engagement of an independent appraiser to determine the current market value of shares and potential changes in their market value as a result of takeover	Not complied	Company's shares traded on the leading Russian stock exchanges: RTS and MICEX, and in the form of ADRs over-the-counter on the international stock exchanges, and therefore have current market value.
56.	The Charter of the company contains no exemption of the acquirer from the obligation to offer buyout of the company's ordinary shares (other securities convertible into ordinary shares) to the shareholders upon takeover	Not complied	According to Clause 4.3 of the Charter "A person that, on its own or jointly with its affiliated entity (entities) acquired 30 and more percent of outstanding ordinary shares of the Company shall be relieved of the obligation to offer other shareholders buying the ordinary shares held by them and other securities convertible into ordinary shares".
57.	The Charter or By-laws of the company contain a requirement of obligatory engagement of an independent appraiser to determine the proportion for the conversion of shares on reorganization	Not complied	This requirement is not defined in the Charter or By-laws.
	Disclosure		
58.	There is an internal document approved by the Board of Directors determining policies and procedures used by the company for the disclosure of information (Regulation on Information Policies)	Not complied	These policies and procedures are in the process of being developed.
59.	By-laws of the company contain a requirement to disclose purposes of placement of shares, persons, who intend to acquire shares placed, including large stakes, and participation of officials of the company in the acquisition of the shares placed	Not complied	This requirement is not defined in the By-laws.

#	Provision of the Code of Corporate Governance	Compliance[1]	Notes
60.	By-laws of the company contain a list of information, documents and materials that should be provided to shareholders for the decision on issues put for the consideration of the General Meeting	Complied	Charter, Clause 5.7 ; Regulation on the General Meeting, Clause 9.
61.	The company has a web site and regularly discloses information about the company on the web site	Complied	Charter, Clause 5.4.
62.	By-laws of the company contain a requirement to disclose information on the deals of the company with persons, who are senior executives of the company, in accordance with the Charter, and deals of the company with entities, where senior executives of the company directly or indirectly hold 20 or more percent of the share capital or on which such persons may otherwise exercise significant influence	Not complied	This requirement is not defined in the By-laws.
63.	By-laws of the company contain a requirement to disclose information on all transactions that may affect the market value of the company's shares	Not complied	This requirement is not defined in the By-laws of the Company, yet the Company regularly discloses information on all material trasnactions via press releases, filing reports on material facts with the Federal Commissions on the Securities Market and placing the information on the Company's web site.
64.	There is an internal document approved by the Board of Directors on the use of significant information on the activity, shares and other securities of the company and transactions with such shares and other securities, which is not publicly available and the disclosure of which may have material impact on the market value of shares and other securities of the company	Not complied	This document is in the process of development (may become part of the Information Disclosure Policies and Procedures).

# Provision of the Code of Corporate Governance	Compliance(1)	Notes
Control of Financial & Economic Operations of the Company		
65. There are internal control procedures over financial and operational activities of the company approved by the Board of Directors	Not complied	In accordance with the Charter (Clause 6.3.3.26) the competence of the Board of Directors covers approval of internal control systems and procedures and management information system. However, no internal document that would stipulate specific internal control procedures has been approved by the Board of Directors.
66. There is a special division in the company ensuring compliance with the internal control procedures (internal control service)	Not complied	The current version of the Charter (Clause 6.3.3.27, 6.3.3.28, 6.3.3.30) provides for the creation of an internal control service at the Company, and includes approval of the requirements to the candidates for officers of the service as well as decision-making regarding hiring of the head of such service in the competence of the Board of Directors. The Company has a division ensuring compliance with the internal control procedures – the Control and Audit Department, which does not comply with the requirements for the internal control service.
67. By-laws of the company contain a requirement that the structure and members of the internal control service are to be determined by the Board of Directors	Complied	Charter, Clauses 6.3.3.27, 6.3.3.28, 6.3.3.30.
68. There are no persons in the internal control service recognized guilty of committing offences in the sphere of economic activity; against the government, against interests of the federal, regional and local government service; or those, who have been subjected to administrative penalties for offences in the sphere of entrepreneurial activities or in the sphere of finance, taxes and levies and the securities market.	Not applicable	The company has a division ensuring compliance with the internal control procedures - the Control and Audit Department, which does not comply with the requirements for the internal control service.

# Provision of the Code of Corporate Governance	Compliance[1]	Notes
69. There are no persons in the internal control service who serve as members of the executive bodies of the company, as well as members, the General Director (manager), members of the management bodies or employees of any competitor of the company	Not applicable	The Company has a division ensuring compliance with the internal control procedures – the Control and Audit Department, which does not comply with the requirements for the internal control service.
70. By-laws of the company establish dates for the submission of documents and materials to the internal control service for the assessment of financial and operational transactions performed, and liability of officials and employees of the company for failure to provide them in time	Not complied	This requirement is not defined in the By-laws.
71. By-laws of the company provide for the obligation of the internal control service to report any detected violations to the Audit Committee, and where there is no such committee to the Board of Directors	Not complied	This requirement is not defined in the By-laws.
72. The Charter of the company contains a requirement of preliminary assessment by the internal control service of the practicality of transactions, not envisaged by the company's financial and operational plan (unusual transactions)	Not complied	This requirement is not defined in the By-laws.
73. By-laws of the company establish a procedure for the agreement of any unusual transactions with the Board of Directors	Complied	According to Clause 6.3.29 of the Charter, the competence of the Board of Directors includes "Decision on incurring expenses in the amount exceeding the rouble or foreign currency equivalent of five million US dollars at the RF Central Bank exchange rate at the decision date for the purposes not provided for by the Company budget". This issue is brought for consideration of the Board of Directors using the standard procedure established at the Company for the raising of issues for consideration by the Board of Directors.

#	Provision of the Code of Corporate Governance	Compliance[1]	Notes
74.	There is an internal document determining the procedure of audits of the financial and operating activities by the internal audit commission, approved by the Board of Directors	Complied	Regulation on the Inspection commission, section 5 "Procedure of audits (inspections)".
75.	The Audit Committee performs an assessment of the auditor's report before it is presented to shareholders at the General Meeting	Not applicable	Currently the Company has no Audit Committee of the Board of Directors.
Dividends calculation			
76.	There is an internal document approved by the Board of Directors and used as guidance by the Board of Directors in developing recommendations on the size of dividends (Regulation on Dividend Polices)	Complied	Protocol of the Board of Directors No. MMC/18-pr-sd dated 4 June 2002.
77.	The Regulation on Dividend Policies contains a procedure for the determination of the minimum share of the net profit of the company used for the payment of dividends, and conditions under which dividends are not paid or are not paid in full on preferred shares, for which the amount of dividends is determined in the Charter of the company	Complied	Protocol of the Board of Directors meeting No. MMC/18-pr-sd dated 4 June 2002. Recommendations regarding terms of dividend payment on preferred stock are not applicable to the Company due to absence of this class of shares.
78.	Publication of information on dividend policies of the company and any amendments thereto in a periodical stipulated in the Charter of the company for publication of announcements on General Meetings, and on the web site of the company in the Internet	Complied	Information on Dividend Policy (when approved by the Board of Directors) was placed on the Company's web site in its annual reports and distributed in the form of a press release; whereas no such information was placed in periodic publications as envisaged by the Charter of the Company.

Appendix 2. Interested party transaction of MMC Norilsk Nickel approved by the Board of Directors in 2003

Date of transaction	Description of transaction
Transactions with OJSC "AKB "Rosbank"	
01.28.2003	Signing a loan agreement No. VK/154/02 totalling USD 125 million.
01.28.2003	Pledge of goods in turnover totalling USD 61 million
01.28.2003	Signing a surety agreement No. PR/309/02 totalling USD 1.400,000.
01.28.2003	Transfer of deposits to secure the surety agreement No. PR/309/02 totalling USD 1.400,000.
02.04.2003	Sale of refined gold bullions
02.14.2003	Signing a surety agreement No. PR/008/03 totalling USD 11.700,000.
04.01.2003	Signing an Agreement for providing security guards to the Client's representative carrying values
06.16.2003	Placement of deposits in the amount of 800 million roubles
06.25.2003	Sale of refined gold bullions
06.25.2003	Placement of deposits in the amount of 500 million roubles
07.23.2003	Placement of deposits in the amount of 300 million roubles
07.23.2003	Placement of deposits in the amount of 500 million roubles
07.23.2003	Placement of deposits in the amount of 500 million roubles
07.25.2003	Signing a bank guarantee agreement No. BG/-256/03 totalling USD 289,775.
07.25.2003	Signing a loan agreement No. VK/091/03 totalling USD 140 million.
07.25.2003	Sale of refined silver bullions
07.28.2003	Signing an Additional Agreement to contract No. 2 for cash settlement services of 12.21.1998 (contract for opening and maintaining a current account in Russian roubles).
07.28.2003	Placement of deposits in the amount of 1,000 million roubles
08.12.2003	Placement of deposits in the amount of USD 36 million
08.12.2003	Signing a Commission agreement for foreign currency sale transactions
09.01.2003	Placement of deposits in the amount of 800 million roubles
09.23.2003	Placement of deposits in the amount of 500 million roubles
10.20.2003	Placement of deposits in the amount of 800 million roubles
10.20.2003	Placement of deposits in the amount of 500 million roubles
11.19.2003	Placement of deposits in the amount of 1,000 million roubles
11.19.2003	Issue of a bank guarantee for USD 17.018,500 till 01.01.04
11.19.2003	Issue of a bank guarantee for USD 17.018,500 from 01.01.04 to 07.30.04
11.19.2003	Issue of a bank guarantee for USD 93.283,600 till 07.30.04
11.20.2003	Approval of Addendum No. 1 of interest rate change for the loan to Loan Agreement No. RK/061/02 dated 10.28.02
11.20.2003	Signing an Agreement on the use of electronic documents
11.25.2003	Placement of deposits in the amount of 4,700 million roubles
12.10.2003	Purchase of an 1.98% interest in OJSC "Krasnoyarskenergo" with the value of 143.739,411 roubles.
12.10.2003	Purchase of 1.01% interest in RAO UES of Russia
12.24.2003	Placement of deposits in the amount of USD 36 million

Other transactions	
02.14.2003	Signing Additional Agreement No. 3 to contract No. 111 dated 01.01.2000 with OJSC "Murmansk Shipping Company" for sea carriage of goods.
02.28.2003	Signing an agency agreement with Kola MMC for supply of resources for the needs of Kola MMC
02.28.2003	Signing a tolling agreement for metallurgical materials with Kola MMC
03.26.2003	Signing a tolling agreement for metallurgical materials with Kola MMC
04.01.2003	Signing Additional Agreement No. 4 to contract No. 111 dated 01.01.2000 with OJSC "Murmansk Shipping Company" for sea carriage of goods.
04.14.2003	Signing an Additional Agreement to commission agreement No. NGK-9 dated 08.03.1998 with OJSC "RAO Norilsk Nickel"
04.30.2003	Signing Additional Agreement No. 5 to contract No. 111 dated 01.01.2000 with OJSC "Murmansk Shipping Company" for sea carriage of goods.
06.16.2003	Sale of precious metal products under commission agreement with OJSC "V.N. Gulidov Krasnoyarsk Precious Metals Plant"
06.25.2003	Transfer of precious metal concentrates for processing under commission agreement with OJSC "V.N. Gulidov Krasnoyarsk Precious Metals Plant"
07.23.2003	Signing of a contract for the supply of a nut coke lot with OJSC "Novolipetsk Metallurgical Plant"
09.23.2003	Signing of indemnity agreements with independent directors: Guy de Selliers, Ronald Freeman and Heinz Schimmelbusch
11.20.2003	Acquisition of computer equipment, office equipment and communication equipment from OJSC "RAO Norilsk Nickel" under a sale and purchase agreement
12.03.2003	Sublease of non-residential premises to OJSC "RAO Norilsk Nickel" under a sublease agreement
12.03.2003	Signing an Additional Agreement to agreement No. NGK-9 dated 08.03.1998 to determine sub-commissioner services.
12.15.2003	Acquisition of office equipment and furniture from OJSC "RAO Norilsk Nickel" under a sale and purchase agreement
12.26.2003	Signing of compensation and expense reimbursement agreements with independent directors: Guy de Selliers, V.I. Dolgikh, V.S. Lisin, Ronald Freeman and Heinz Schimmelbusch



Audited consolidated annual financial statements for the year ended 31 December 2003

AUDITED CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2003

STATEMENT OF MANAGEMENT'S RESPONSIBILITIES FOR THE PREPARATION AND APPROVAL OF THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2003

The following statement, which should be read in conjunction with the independent auditors' responsibilities stated in the report of the independent auditors set out on page 120, is made with a view to distinguishing the respective responsibilities of management and those of the independent auditors in relation to the consolidated annual financial statements of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group").

Management is responsible for the preparation of consolidated annual financial statements that present fairly the financial position of the Group at 31 December 2003, and the results of its operations, and cash flows for the year then ended, in compliance with International Financial Reporting Standards ("IFRS").

In preparing the consolidated annual financial statements, management is responsible for:

- selecting suitable accounting principles and applying them consistently;
- making judgements and estimates that are reasonable and prudent;
- stating whether IFRS have been followed, subject to any material departures disclosed and explained in the consolidated annual financial statements; and
- preparing the consolidated annual financial statements on a going concern basis, unless it is inappropriate to presume that the Group will continue in business for the foreseeable future.

Management is also responsible for:

- designing, implementing and maintaining an effective and sound system of internal controls, throughout the Group;
- maintaining proper accounting records that disclose, with reasonable accuracy at any time, the financial position of the Group, and which enable them to ensure that the consolidated annual financial statements of the Group comply with IFRS;
- maintaining statutory accounting records in compliance with local legislation and accounting standards in the respective jurisdictions in which the Group operates;
- taking such steps as are reasonably available to them to safeguard the assets of the Group; and
- preventing and detecting fraud and other irregularities.

The consolidated annual financial statements for the year ended 31 December 2003 were approved on 31 May 2004 by:

M. D. Prokhorov
General Director

D. A. Glotov
Deputy General Director

Moscow
31 May 2004

REPORT OF THE INDEPENDENT AUDITORS

to the management of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel"

We have audited the consolidated annual financial statements for the year ended 31 December 2003 of Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" and its subsidiaries (the "Group"), set out on pages 121-184. The consolidated annual financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the consolidated annual financial statements based on our audit.

Scope

We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform our audit to obtain reasonable assurance that the consolidated annual financial statements are free of material misstatement.

An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated annual financial statements;
- assessing the accounting principles used in the preparation of the consolidated annual financial statements;
- assessing the significant estimates made by management in the preparation of the consolidated annual financial statements; and
- evaluating the overall presentation of the consolidated annual financial statements.

We believe that our audit provides a reasonable basis for our opinion.

Audit opinion

In our opinion, the consolidated annual financial statements fairly present, in all material respects, the financial position of the Group at 31 December 2003, and the results of its operations and cash flows for the year then ended, in accordance with International Financial Reporting Standards.

Deloitte & Touche
Moscow, Russia
31 May 2004

CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2003

US Dollars million

	Notes	2003	2002
Metal sales revenues	4	**5,196**	**3,094**
Cost of metal sales	5	(2,870)	(1,751)
Gross profit on metal sales		**2,326**	**1,343**
Selling, general and administrative expenses	11	(750)	(561)
Other net operating (expenses)/income	12	(60)	27
Operating profit		**1,516**	**809**
Net (losses)/gains on derivative transactions	13	(44)	215
Net finance costs	14	(10)	(27)
Net income from investments	15	7	12
Other non-operating expenses	16	(131)	(146)
Profit before taxation		**1,338**	**863**
Taxation	17	(493)	(286)
Profit after taxation		**845**	**577**
Minority interest	29	16	7
Net profit for the year		**861**	**584**

RECONCILIATION BETWEEN NET PROFIT FOR THE YEAR AND HEADLINE EARNINGS

	Notes	2003	2002
Net profit for the year		**861**	**584**
Adjusted for:			
Gains on embedded derivative	13	-	(269)
Headline earnings for the year		**861**	**315**
Basic and fully diluted earnings per share (US cents)			
- Attributable	18	**408.7**	**277.2**
- Headline	18	**408.7**	**149.5**
Dividends per share (US cents)	19	**207.9**	**80.2**
Dividend cover (times)			
- Attributable	19	**2.0**	**3.5**
- Headline	19	**2.0**	**1.9**

CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2003

US Dollars million

	Notes	2003	2002
ASSETS			
Non-current assets		**7,578**	**6,462**
Property, plant and equipment	20	6,068	5,266
Capital construction-in-progress	21	1,150	1,084
Investments in associates	22	108	76
Investments in securities and other financial assets	23	162	36
Inventories	24	90	-
Current assets		**3,675**	**3,277**
Inventories	24	1,492	1,836
Trade accounts and other receivables	25	426	347
Other current assets	26	668	576
Investments in securities and other financial assets	23	135	94
Cash and cash equivalents	27	954	424
Total assets		**11,253**	**9,739**
EQUITY AND LIABILITIES			
Share capital and reserves		**8,547**	**7,305**
Share capital	28	9	9
Share premium		737	683
Translation reserve		8	-
Accumulated profits		7,449	6,512
Shareholders' equity		**8,203**	**7,204**
Minority interest	29	**344**	**101**
Non-current liabilities		**1,080**	**958**
Long-term borrowings	30	176	142
Capitalised financial leases	31	5	5
Deferred tax liabilities	32	775	800
Employee benefit obligations	33	64	11
Provision for decommissioning	34	60	-
Current liabilities		**1,626**	**1,476**
Current portion of long-term borrowings	30	140	67
Current portion of capitalised financial leases	31	3	7
Current portion of employee benefit obligations	33	184	150
Short-term borrowings	35	122	382
Derivative financial instruments	36	27	12
Trade accounts and other payables	37	368	323
Taxes payable	38	305	314
Dividends payable	39	304	2
Bank overdrafts	40	173	219
Total equity and liabilities		**11,253**	**9,739**

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2003

US Dollars million

	Notes	2003	2002
Operating activities			
Cash flows from operations	42	2,176	944
Interest paid		(38)	(100)
Taxation paid		(485)	(241)
Net cash inflow from operating activities		**1,653**	**603**
Investing activities			
Acquisition of subsidiaries, net of cash acquired	43	(65)	(273)
Proceeds from disposal of subsidiaries, net of cash disposed	44	5	-
Purchase of property, plant and equipment		(440)	(348)
Proceeds from sale of property, plant and equipment		21	4
Purchase of securities and other financial assets		(142)	(134)
Proceeds from sale of securities and other financial assets		5	287
Net cash outflow from investing activities		**(616)**	**(464)**
Financing activities			
Proceeds from short-term borrowings		531	1,564
Repayments of short-term borrowings		(823)	(2,216)
Proceeds from long-term borrowings		175	225
Repayments of long-term borrowings		(213)	(20)
Payments of capitalised finance leases		(9)	(10)
Dividends paid	39	(147)	(168)
Net cash outflow from financing activities		**(486)**	**(625)**
Effect of translation to presentation currency		25	-
Effect of inflation on cash and cash equivalents		-	(97)
Net increase/(decrease) in cash and cash equivalents		**576**	**(583)**
Net cash and cash equivalents at beginning of year	27	**205**	**788**
Net cash and cash equivalents at end of year	27	**781**	**205**

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEAR ENDED 31 DECEMBER 2003

US Dollars million

	Notes	Share capital	Share premium	Translation reserve	Accumulated profits	Total
Balance at 31 December 2001 – unaudited		**9**	**683**	**-**	**6,097**	**6,789**
Net profit for the year		-	-	-	584	584
Dividends	19	-	-	-	(169)	(169)
Balance at 31 December 2002		**9**	**683**	**-**	**6,512**	**7,204**
Net profit for the year		-	-	-	861	861
Dividends	19	-	-	-	(438)	(438)
Translation of foreign entities		-	-	(9)	-	(9)
Effect of translation to presentation currency		-	54	17	514	585
Balance at 31 December 2003		**9**	**737**	**8**	**7,449**	**8,203**

NOTES TO THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2003

1. GENERAL

Organisation

Open Joint Stock Company "Mining and Metallurgical Company Norilsk Nickel" (the "Company") was incorporated in the Russian Federation on 4 July 1997. The principal activities of the Company and its subsidiaries (the "Group") are the extraction and refining of base and precious metals and their sale in the commodities market. Further details regarding the nature of the business and structure of the Group are presented in note 52.

Basis of presentation

The consolidated annual financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The term "International Financial Reporting Standards" includes standards and interpretations approved by International Accounting Standards Board, including International Accounting Standards ("IAS") and interpretations issued by the International Financial Reporting Interpretations Committee who replaced the Standing Interpretations Committee ("SIC").

The entities of the Group maintain their accounting records in accordance with the laws, accounting and reporting regulations of the jurisdictions in which they are incorporated and registered. Accounting principles and financial reporting procedures in these jurisdictions may differ substantially from those generally accepted under IFRS. Accordingly, such financial statements have been adjusted to ensure that the consolidated annual financial statements are presented in compliance with IFRS.

The consolidated annual financial statements of the Group are prepared on the historical cost basis, except for:

- fair value balance sheets of subsidiaries acquired, in accordance with IAS 22 "Business Combinations" ("IAS 22"), which is more fully described in note 2 (a);
- valuation of property, plant and equipment of the entities incorporated in the Russian Federation, in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" ("IAS 29"), which is more fully described in note 2 (e);
- mark-to-market valuation of by-products, in accordance with IAS 2 "Inventories" ("IAS 2"), which is more fully described in note 2 (i); and
- mark-to-market valuation of financial instruments, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39"), which is more fully described in note 2 (j).

Reclassifications

Certain comparative information, presented in the consolidated annual financial statements for the year ended 31 December 2002, has been reclassified in order to achieve comparability with the presentation used in the consolidated annual financial statements for the year ended 31 December 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

The Group's accounting policies, which are consistent in all material respects with those applied in the prior year, except for the change in the presentation currency which is more fully described in note 2(b), are set out below:

(a) Basis of consolidation

Subsidiaries

The consolidated annual financial statements incorporate the financial statements of the holding company and its subsidiaries, from the date that control effectively commenced until the date that control effectively ceased.

Control is presumed to exist when the holding company:

- owns, directly or indirectly through subsidiaries, more than 50% of the voting equity of an enterprise; or

- owns, directly or indirectly through subsidiaries, less than 50% of the voting equity of an enterprise, but has the ability to:
  - govern the financial and operating polices of the enterprise under a statute or an agreement;
  - appoint or remove the majority of the members of the board of directors, or the equivalent governing body; or
  - cast the majority of votes at meetings of the board of directors or equivalent governing body.

Subsidiaries that meet the definition of control are not consolidated by the Group if:

- control is intended to be temporary because the subsidiary is acquired and held exclusively with a view to its subsequent disposal in the near future; or

- it operates under severe long-term restrictions which significantly impair its ability to transfer funds to the holding company.

Such subsidiaries are accounted for as investments (refer to 2 (j)).

The assets and liabilities of all subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The financial statements of subsidiaries are prepared for the same reporting period as those of the holding company; where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used by them into line with those of the Group.

All intra-group balances, transactions, and any unrealised profits or losses arising from intra-group transactions, are eliminated on consolidation.

Associates

An associate is an entity over which the Group exercises significant influence, but not control, through participation in financing and operating policy decisions, in which it normally owns between 20% and 50% of the voting equity. Associates are equity accounted from the date significant influence commenced until the date that significant influence effectively ceased.

The results of associates are equity accounted based on their most recent financial statements. Any losses of associates are recorded in the consolidated financial statements until the investment in such associates is written down to a nil value. Thereafter losses are only accounted for insofar as the Group is committed to providing financial support to such associates.

The carrying value of investments in associates represents the cost of each investment, including unamortised goodwill, the share of post-acquisition retained earnings and any other movements in reserves. The carrying value of investments in associates is reviewed on a regular basis and if any impairment in value has occurred, it is written down in the period in which these circumstances are identified.

Unrealised gains and losses resulting from transactions with associates are eliminated to the extent of the Group's interest in these associates.

Acquisitions and goodwill arising thereon

Where an investment in a subsidiary or an associate is made, any excess of the purchase consideration over the fair value of the net identifiable assets at the date of acquisition is recognised by the Group as goodwill.

Goodwill relating to subsidiaries is disclosed as goodwill and goodwill relating to associates is included within the carrying value of the investment in associates.

The unamortised balance of goodwill is reviewed on a regular basis, and if impairment has occurred, it is written down in the period in which the circumstances are identified.

On disposal of a subsidiary or an associate the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Negative goodwill

Where an investment in a subsidiary or an associate is made, any excess of the Group's share of the fair value of the net identifiable assets acquired at the date of the acquisition over the purchase consideration is recognised as negative goodwill.

Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate.

Foreign entities

Monetary and non-monetary assets and liabilities of foreign entities are translated at the closing exchange rate. Income statement items are translated at an average exchange rate for the year. Exchange differences arising on translation are charged to the translation reserve, included in shareholders' equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

Foreign operations

Monetary assets and liabilities of foreign operations are translated at the closing exchange rate. Non-monetary items carried at historical cost are translated at the exchange rate prevailing at the date of the transaction. Non-monetary items carried at fair value are translated at the exchange rate prevailing at the date on which the most recent fair value was determined. Income statement items are translated at average exchange rate for the year. Exchange differences arising on translation are recognised in the income statement in the period when they occur.

(b) Measurement and presentation currency

The measurement currency of the consolidated annual financial statements, which reflects the economic substance of the underlying events and transactions of the Group's operations, is the Russian Rouble ("RUR").

During 2003 the Group has elected to change its presentation currency from the RUR to the United States of America Dollar (USD or US Dollars). Using USD as a presentation currency is common practice for global mining companies. In addition, USD is a more acceptable currency for international users of the consolidated annual financial statements of the Group.

The translation from RUR (measurement currency) into USD (presentation currency) is made in accordance with the requirements of SIC 30 "Reporting Currency – Translation from Measurement Currency to Presentation Currency" ("SIC 30"), using exchange rates as quoted by the Central Bank of the Russian Federation, as follows:

- all assets and liabilities, both monetary and non-monetary, have been translated at closing exchange rate, USD 1 = RUR 29.4545;
- all items included in shareholders' equity, other than net profit for the reporting period, have been translated at closing exchange rate, USD 1 = RUR 29.4545;
- all income and expense items for the year have been translated at the average exchange rate, USD 1 = RUR 30.6884; and
- all resulting exchange differences are included in shareholders' equity.

The use of USD as a presentation currency in 2003 is not consistent with the prior year, in which the RUR was the Group's measurement and presentation currency. In the consolidated annual financial statements for the year ended 31 December 2002 the USD figures have been presented as a translation of convenience from RUR into USD at the closing exchange rate as at 31 December 2002. The relevant exchange rate, as quoted by the Central Bank of the Russian Federation, was USD 1 = RUR 31.7844. Due to the fact that prior to 1 January 2003, the Group reported in a hyperinflationary economy the results of the translation of convenience are the same as if the translation had been performed in accordance with SIC 30. Hence the change in the accounting policy with regards to the presentation currency has not resulted in any adjustments to comparative figures.

The RUR is not a freely convertible currency outside the Russian Federation and, accordingly, any translation of RUR denominated assets and liabilities into USD for the purpose of these consolidated annual financial statements does not imply that Group could or will in the future realise or settle in USD the translated values of these assets and liabilities.

(c) Hyperinflation in the Russian Federation

Hyperinflationary accounting for the year ended 31 December 2002

The principal operations of the Group take place in the Russian Federation, where the accounting records are maintained in RUR. The economy of the Russian Federation was considered to be hyperinflationary from 1991 to 2002. The Group's consolidated annual financial statements include comparative figures as of and for the year ended 31 December 2002, which, were re-measured in accordance with IAS 29 as of that date.

Cessation of hyperinflation

The characteristics of the economic environment of the Russian Federation indicate that it has ceased to be hyperinflationary. Accordingly, with effect from 1 January 2003 the Group discontinued application of the requirements of IAS 29, and the carrying amount of all non-monetary assets, liabilities and shareholders' equity stated in measurement units as of 31 December 2002 have thereafter been treated as cost.

(d) Foreign currency transactions and balances

Transactions in foreign currencies are recorded at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to RUR at the exchange rate at balance sheet date. Exchange differences arising from changes in exchange rates are recognised in the income statement.

(e) Property, plant and equipment

Basis of carrying value of property, plant and equipment

Property, plant and equipment of entities incorporated in the Russian Federation were valued by independent, professionally qualified valuers. The effective date of the valuation was 31 December 2001. The basis of valuation was fair value, which is defined as the amount for which an asset could be exchanged between knowledgeable willing parties in an arm's length transaction. The fair value of marketable assets was determined as their market value.

However, a significant part of property, plant and equipment, which is of a specialised nature, was valued at depreciated replacement cost. For each item of property, plant and equipment, the new replacement cost was estimated as the current cost to replace the asset with a functionally equivalent asset. The new replacement cost was then adjusted for accrued depreciation, including both physical depreciation and functional and economic obsolescence, to arrive at the fair value of the asset. The valued amounts have subsequently been recognised as cost in accordance with the requirements of IAS 29.

Mining assets

Mining assets are recorded at cost less accumulated amortisation. Mining assets include the cost of acquiring and developing mining properties, pre-production expenditure, mine infrastructure, mineral rights and exploration licenses, and the present value of future decommissioning costs.

Mineral rights, mineral resources and ore reserves

Mineral rights, mineral resources and ore reserves are recorded as assets when acquired as part of a business combination and are then amortised on a systematic basis when physically mined, using the life of mine method based on estimated proven and probable mineral reserves.

Estimated proven and probable mineral reserves reflect the economically recoverable quantities which can be legally recovered in the future from known mineral deposits, in accordance with local geological engineering reserve standards.

Mine development costs

Mine development costs are recorded as capital construction-in-progress and transferred to mining property, plant and equipment when a new mine reaches commercial production quantities.

Capitalised mine development costs include expenditure incurred in:
- acquiring mineral rights and exploration licenses;
- developing new mining operations;
- *defining further mineralization in existing ore bodies; and*
- expanding the capacity of a mine.

Mine development costs include interest capitalised during the construction period, when financed by borrowings and the present value of future decommissioning cost.

Mine development costs are amortised on a straight-line basis using the life of mine method, based on estimated proven and probable mineral reserves, over a period of 7 to 70 years.

Mine infrastructure

Processing plant and equipment are recorded at cost and amortised on a straight-line basis over the lesser of their economic useful lives or the life of mine method, based on estimated proven and probable mineral reserves, varying from 5 to 30 years.

Amortisation

Amortisation on mining assets is charged from the date on which a new mine reaches commercial production quantities and is included in the cost of production.

The Group regularly assesses the remaining life of its mines for the purpose of amortisation calculations, and considers, amongst other things, the following:

- the volume of remaining recoverable mineral reserves or the remaining mining lease period; and
- potential changes in technology, demand and product substitution.

Because of the uncertainty of these estimates the Group uses a straight-line basis of amortisation.

Non-mining assets

Non-mining assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the economic useful lives of these assets at the following annual rates:

• Buildings, plant and equipment	2% to 10%
• Motor vehicles	9% to 25%
• Office equipment	10% to 20%

Leased assets

Leases under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Assets subject to finance leases are capitalised as property, plant and equipment at the lower of fair value or present value of future minimum lease payments at the date of acquisition, with the related lease obligation recognised at the same value. Capitalised leased assets are depreciated over the lesser of:

- their estimated useful lives, or
- the term of the lease.

Finance lease payments are allocated using the effective interest rate method, between:

- the lease finance cost, which is included in interest paid; and
- the capital repayment, which reduces the related lease obligation to the lessor.

(f) Capital construction-in-progress

Capital construction-in-progress comprises costs directly related to mine development, construction of buildings, infrastructure, processing plant, machinery and equipment. Cost also includes finance charges capitalised during the development and construction periods where such costs are financed by borrowings. Amortisation or depreciation of these assets commences when the assets are put into production. Capital construction-in-progress is reviewed regularly to determine whether its carrying value is fairly stated.

(g) Impairment

An impairment review of assets is carried out, when impairment indicators exist in relation to a cash generating unit, by comparing the carrying amount of the assets to their respective recoverable amount. The recoverable amount is the greater of the assets' value-in-use or net selling price.

An impairment loss is recognised when the carrying amount of an asset or cash-generating unit exceeds its recoverable amount. All impairment losses are recognised in the income statement.

Recoverable amounts of mining and processing assets are determined on the basis of the present values of net future cash flows. Changes in the present value of these future cash flows occur mostly from:

- fluctuating long-term metal prices;
- revised estimates of the grade or extent of the mineral reserve; and
- changes in future expected operating costs.

The recoverable amount of the Group's investments is their fair value.

The recoverable amount of other assets is the amount, which the Group expects to recover from the future use of an asset, including its residual value on disposal.

An impairment loss in respect of an investment or receivable is reversed if the subsequent increase in recoverable amount can be related objectively to an event occurring after the impairment loss was recognised.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimate used to determine the recoverable amount.

Impairment losses are only reversed to the extent that the asset's carrying amount does not exceed the original carrying amount that would have been determined, net of amortisation or depreciation, had no impairment loss been recognised.

(h) Research and exploration expenditure

Research and exploration (including geophysical, topographical, geological and similar types of expenditure) is expensed in the period in which it is incurred, unless it is deemed that such an expenditure will lead to an economically viable capital project. In this case the expenditure is capitalised and amortised over the life of mine, when a mine reaches commercial production quantities.

Research and exploration expenditure written-off before development and construction starts is not subsequently capitalised, even if a commercial discovery subsequently occurs.

(i) Inventories

Refined metals

Joint products, i.e. nickel, copper, palladium, platinum and gold, are measured at the lower of net production cost on the weighted average basis, or net realisable value. The net cost of production per unit of a joint product is determined by dividing total production cost, less net revenue from sales of by-products and valuation of by-product inventories on hand, allocated in the ratio of the contribution of these joint products to total relative sales value, by the saleable mine output of a joint product.

Production costs include on-mine and concentrating costs, smelting, treatment and refining costs, other cash costs and amortisation and depreciation of operating assets.

By-products, i.e. cobalt, ruthenium, rhodium, iridium, silver and other minor metals, are measured at net realisable value, through a mark-to-market valuation.

Work-in-process

Work-in-process is valued at the net unit cost of production based on the percentage of completion method.

Stores and materials

Stores and materials consist of consumable stores and are valued at the weighted average cost less a provision for obsolete items.

(j) Financial instruments

Financial instruments recognised on the Group's balance sheet include investments, loans receivable, trade and other receivables, cash and cash equivalents, borrowings, trade and other payables and derivative financial instruments. Financial instruments are initially measured at cost, including transaction costs, when the Group has become a party to the contractual arrangement of the instrument. The subsequent measurement of financial instruments is dealt with below.

A financial instrument or a portion of a financial instrument is derecognised, when the Group loses its contractual rights or extinguishes the obligation associated with such an instrument. On derecognition of a financial asset, the difference between the proceeds received or receivable and the carrying amount of the asset is included in the income statement. On derecognition of a financial liability the difference between the carrying amount of the liability extinguished or transferred to another party and the amount paid is included in the income statement.

Investments

Investments, other than investments in subsidiaries and associates, are initially measured at cost on a trade date basis, which is the fair value of the consideration given including transaction costs.

Investments are classified into the following categories:

- held-to-maturity;
- held-for-trading; and
- available-for-sale.

Investments with fixed or determinable payments and fixed maturity, which the Group has the positive intent and ability to hold to maturity, other than loans and receivables originated by the Group, are classified as held-to-maturity investments. Held-to-maturity investments are carried at amortised cost less any allowance for impairment. Amortisation of discount or premium on the acquisition of a held-to-maturity investment is recognised in interest income over the term of the investment. Held-to-maturity investments are included in non-current assets, unless they mature within twelve months of the balance sheet date.

Investments acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held-for-trading investments. Held-for-trading investments are included in current assets.

All investments, other than loans and receivables originated by the Group, are classified as available-for-sale. Available-for-sale investments are included in current assets if management intends to realise them within twelve months of the balance sheet date.

Available-for-sale and held-for-trading investments are subsequently carried at fair value by reference to their quoted market price at the balance sheet date, without any deduction for transaction costs that the Group may incur on their sale or other disposal. Gains or losses on measurement of fair value of investments are recognised in the income statement for the period. Where a quoted market price does not exist, these instruments are measured at management's estimate of fair value.

Loans receivable

Loans receivable are measured at amortised cost using the effective interest rate method.

Trade and other receivables

Trade and other receivables originated by the Group are measured at gross invoice value less provision for doubtful debts where considered appropriate.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances, cash deposits and highly liquid investments with maturities of three months or less, that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

Borrowings

Loans and borrowings are initially measured at proceeds received, net of direct transaction costs. Subsequently loans and borrowing are measured at amortised cost, which is calculated by taking into account any discount or premium on settlement. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade and other payables

Trade and other payables are stated at their nominal value.

Commodity derivatives

The Group engages in activities using derivatives related to metal prices; these activities are not formally designated as hedges, and, as such, are accounted for as financial instruments held-for-trading.

Derivatives are initially measured at cost including associated transaction costs. Subsequently, these instruments are remeasured to their fair value.

Commodity derivative contracts are marked-to-market at financial reporting intervals, and any changes in their fair values are included in gains/losses on derivative financial instruments.

Gains and losses arising on all contracts not spanning a reporting interval or being closed out within a reporting period are recognised and included in gains/losses on derivative financial instruments at such time as the contract expires.

Interest rate derivatives

The Group, from time to time, enters into interest rate swap agreements to hedge its cash flow activities and assesses the effectiveness of these hedging activities at reporting intervals. To the extent that the hedge is effective, the gain or loss on the interest rate swap is recognised directly in equity, in other comprehensive income. Subsequently, that amount is included in the income statement in the period during which the hedged items affects the net profit or loss for the period. Should the hedge be deemed to be ineffective, the profit or loss is recognised in the income statement.

(k) Metal leases and sale-and-repurchase agreements

The Group enters into metal lease transactions in terms of which it leases out portions of its refined metal stock to participants in the financial markets. Under these transactions, the Group leases refined metal, and the loan counterparty returns the physical refined metal back to the Group at the end of the term of the contract, plus interest.

Since the Group retains the risks and rewards of ownership associated with the refined metal on these transactions, these transactions are not reflected as stock movements in the financial statements, and there is no recognition of the loans in the balance sheet. The interest earned is included in interest received.

The Group enters into refined metal sale-and-repurchase agreements as a source of short-term funding. The substance of these transactions is similar to that of secured borrowings, and accordingly the relevant liability is recognised at inception based on the consideration received and is subsequently measured at amortised cost. Interest on these transactions is included in interest paid.

(l) Borrowing costs

Borrowing costs relating to major qualifying capital projects under construction are capitalised during the construction period during which they are incurred. Once a qualifying capital project has been fully commissioned, the associated borrowing costs are expensed in the income statement as and when incurred.

Foreign exchange differences from foreign currency borrowings used to fund major qualifying capital projects are expensed as incurred, except for cases where such foreign exchange differences result from severe currency devaluation against which no hedge is possible, or to the extent that the differences represent borrowing costs. Hedging costs on such borrowings relating directly to qualifying mine development or construction are capitalised.

Borrowing costs relating to operating activities are expensed in the income statement as and when incurred.

(m) Provisions

Provisions are recognised when the Group has legal or constructive obligations, as a result of a past event for which it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

(n) Employee benefit obligations

Remuneration to employees in respect of services rendered during a reporting period are recognised as an expense in that reporting period.

Defined contribution plans

The Group contributes to the following defined contribution plans:

- Pension fund of the Russian Federation;
- Joint corporate pension fund; and
- Stillwater Mining Company savings plan.

The only obligation of the Group with respect to these defined contribution plans is to make the specified contributions in the period in which they arise. These contributions are expensed as incurred.

Defined benefit plans

The Group operates a number of defined benefit plans for its employees. At management's discretion and within established annual budgets, the Group admits employees, who have met certain criteria, into one of the following retirement benefit plans:

- *Six pensions plan,* whereby a retired employee receives a monthly allowance equal to 600% of the Russian Federation state pension for the immediate two years subsequent to retirement; or
- *Lifelong professional pension plan,* whereby a retired employee receives a monthly allowance equal to 200% of the Russian Federation state pension for the rest of his/her life.

In addition, the Group operates the *Mother's rights program,* whereby a mother with a child between the ages of three and seven receives a monthly benefit, limited to 150% of her basic salary.

The Group's obligation in respect of these defined benefit plans relating to post employment benefits is recognised in full at the date when the Group's management admits an employee to any of these plans.

The post employment benefits are valued on an annual basis, and any adjustments are recorded in the income statement during the period in which they arise. The principal assumptions used in valuing these benefits relate to:

- discount rates used in determining the present value of post employment benefits; and
- life expectancy of members (or period of the benefit as defined).

(o) Treasury shares

Treasury shares are recorded at cost and disclosed as a deduction from equity.

(p) Taxation

Income tax on the profit or loss for the year comprises current and deferred taxation.

Current tax is the tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and includes any adjustment to tax payable in respect of previous years.

Deferred taxation is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used in the computation of taxable income.

Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilised. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Deferred taxation is calculated at rates that are expected to apply to the period when the asset is realised or the liability is settled. It is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case deferred taxation is also dealt with in equity.

(q) Revenue recognition

Revenue consists of the sales of joint product metals, and is recognised when the risks and rewards of ownership are transferred to the buyer. Metal sales revenue represents the net invoiced value for all joint product metals supplied to customers, excluding sales and value-added taxes. Revenues from the sale of by-products are netted-off against production costs.

(r) Commodity sales contracts

Revenue from contracts that are entered into and continue to meet the Group's expected sale requirements designated for that purpose at their inception, and are expected to be settled by physical delivery, are recognised in the financial statements as and when they are delivered into.

(s) Operating lease payments

Payments made under operating leases are recognised in the income statement in the period in which they are due in accordance with lease terms. Lease of assets under which all the risks and benefits of ownership are retained by the lessor are classified as operating leases.

(t) Dividends declared

Dividends and related taxation thereon are recognised as a liability in the period in which they have been declared and become legally payable.

Accumulated profits legally distributable by the Group are based on the amounts available for distribution in accordance with the applicable legislation and as reflected in the statutory financial statements of the individual entities that make up the Group. These amounts may differ significantly from the amounts calculated on the basis of IFRS.

(u) Segmental information

The Group predominantly operates in a single business segment, being mining, refining and marketing of base and precious metals.

Reportable segments are based on the geographic location of the Group's operations, which are the Russian Federation, United States of America and Europe.

(v) Government grants

Government grants related to assets are deducted from the cost of the asset in arriving at the carrying amount of the asset. Such grants are effectively recognised as income over the life of the depreciated asset through a reduced depreciation charge.

(w) Decommissioning costs

Future decommissioning costs, discounted to net present value, are capitalised and corresponding decommissioning obligations raised as soon as the constructive obligation to incur such costs arises and the future decommissiong cost can be reliably estimated. Decommissioning assets are amortised on a straight-line basis over the life of mine. The unwinding of the decommissioning obligation is included in the income statement.

The adequacies of the decommissioning obligations are periodically reviewed in the light of current laws and regulations, and adjustments made as necessary.

(x) Ongoing rehabilitation

Expenditure on ongoing rehabilitation costs is accounted for when incurred.

US Dollars million

3. SEGMENTAL INFORMATION

Financial information relating to the Group's consolidated segments are as follows:

2003	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-eniseysk	Subtotal Russian Federation	North America[1]	Europe	Total
Metal sales revenue	-	4,250	368	299	4,917	116	163	5,196
Third party transactions	-	337	124	299	760	116	4,320	5,196
Intra-segment transactions	-	3,913	244	-	4,157	-	(4,157)	-
Operating (loss)/profit	(134)	1,414	133	144	1,557	7	(48)	1,516
Profit/(loss) before taxation	(239)	1,452	81	142	1,436	(1)	(97)	1,338
Interest income	18	10	-	-	28	-	2	30
Interest expense	(20)	(4)	(1)	-	(25)	(8)	(7)	(40)
Loss on financial derivatives	-	-	-	-	-	-	(44)	(44)
Significant non-cash items								
Amortisation and depreciation	(5)	(360)	(59)	(27)	(451)	(6)	-	(457)
Other non-cash expenses	(24)	(85)	(47)	-	(156)	(2)	(25)	(183)
Capital expenditures	(23)	(339)	(30)	(42)	(434)	(8)	(4)	(446)
Carrying amount of assets/(liabilities)								
Property, plant and equipment including construction-in-progress	182	5,636	633	291	6,742	472	4	7,218
Net operating assets	188	1,219	57	17	1,481	69	499	2,049
Total assets	1,161	7,420	815	339	9,735	745	773	11,253
Total liabilities	(663)	(1,278)	(195)	(78)	(2,214)	(222)	(270)	(2,706)
Average number of employees	8,543	66,169	17,401	2,838	94,951	1,535	34	96,520

[1] Stillwater Mining Company, a palladium and platinum producer, was acquired with effect from 23 June 2003. Results have been included from the date of acquisition.

US Dollars million

2002	Corporate and other	Taimyr Peninsula	Kola Peninsula	Severo-eniseysk[1]	Subtotal Russian Federation	Europe	Total
Metal sales revenue		2,624	245	31	2,900	194	3,094
Third party transactions	-	550	153	31	734	2,360	3,094
Intra-segment transactions	-	2,074	92	-	2,166	(2,166)	-
Operating (loss)/profit	(37)	741	10	12	726	83	809
(Loss)/profit before taxation	(54)	815	4	11	776	87	863
Interest income	5	59	1	-	65	3	68
Interest expense	(1)	(92)	(4)	-	(97)	(10)	(107)
Loss on financial derivatives	-	-	-	-	-	(54)	(54)
Significant non-cash items							
Amortisation and depreciation	(3)	(348)	(63)	(3)	(417)	-	(417)
Other non-cash expenses	(17)	(11)	(4)	-	(32)	-	(32)
Capital expenditures	(60)	(268)	(18)	(5)	(351)	-	(351)
Carrying amount of assets/ (liabilities)							
Property, plant and equipment including construction-in-progress	229	5,175	626	256	6,286	64	6,350
Net operating assets	(4)	1,587	88	38	1,709	92	1,801
Total assets	260	7,820	818	339	9,237	502	9,739
Total liabilities	(39)	(1,967)	(162)	(4)	(2,172)	(262)	(2,434)
Average number of employees	6,830	68,081	18,710	2,755	96,376	34	96,410

1 CJSC "Polus", a gold producer, was acquired with effect from 1 November 2002. Results have been included from the date of acquisition.

US Dollars million

4. METAL SALES REVENUES

2003	Total	Nickel	Copper	Palladium	Platinum	Gold
By origin						
Russian Federation						
Taimyr Peninsula	4,250	2,443	805	547	406	49
Kola Peninsula	368	332	23	1	4	8
Severoeniseysk	299	-	-	-	-	299
United States of America						
Montana[1]	116	-	-	77	39	-
Europe	163	49	-	15	88	11
Total	**5,196**	**2,824**	**828**	**640**	**537**	**367**
By destination						
Europe	3,202	1,989	631	228	343	11
Russian Federation	664	133	171	1	3	356
Asia	623	457	2	146	18	-
North America	697	235	24	265	173	-
Other	10	10	-	-	-	-
Total	**5,196**	**2,824**	**828**	**640**	**537**	**367**

2002	Total	Nickel	Copper	Palladium	Platinum	Gold
By origin						
Russian Federation						
Taimyr Peninsula	2,624	1,342	686	134	383	79
Kola Peninsula	245	203	32	3	4	3
Severoeniseysk[2]	31	-	-	-	-	31
Europe	194	144	-	50	-	-
Total	**3,094**	**1,689**	**718**	**187**	**387**	**113**
By destination						
Europe	2,246	1,230	531	120	365	-
Russian Federation	312	68	131	-	-	113
Asia	253	198	-	43	12	-
North America	265	175	56	24	10	-
Other	18	18	-	-	-	-
Total	**3,094**	**1,689**	**718**	**187**	**387**	**113**

[1] Stillwater Mining Company, a palladium and platinum producer, was acquired with effect from 23 June 2003. Revenues have been included from the date of acquisition.

[2] CJSC "Polus", a gold producer, was acquired with effect from 1 November 2002. Revenues have been included from the date of acquisition.

US Dollars million

	2003	2002
5. COST OF METAL SALES		
Cash operating costs	2,261	1,720
On-mine and concentrating costs (refer to note 6)	913	714
Smelting costs (refer to note 7)	588	414
Treatment and refining costs (refer to note 8)	352	290
Other costs (refer to note 9)	408	302
Amortisation and depreciation of operating assets (refer to note 10)	422	386
Decrease in metal inventories	187	52
Production cost of metal delivered to settle loan from the Ministry of Finance (refer to note 41)	-	(407)
Total	**2,870**	**1,751**

6. ON-MINE AND CONCENTRATING COSTS

	2003	2002
Labour	431	294
Consumables and spares	347	322
Repairs and maintenance	47	16
Utilities	23	27
Insurance	23	24
Tailing pipe maintenance and relocation	16	24
Sundry on-mine costs	26	7
Total (refer to note 5)	**913**	**714**

7. SMELTING COSTS

	2003	2002
Consumables and spares	207	130
Labour	193	150
Scrap copper metals purchased	81	38
Insurance	44	25
Utilities	31	33
Repairs and maintenance	25	21
Tailing pipe maintenance and relocation	-	12
Sundry smelting costs	7	5
Total (refer to note 5)	**588**	**414**

8. TREATMENT AND REFINING COSTS

	2003	2002
Consumables and spares	140	113
Labour	132	101
Platinum group metals toll refining cost	45	47
Utilities	16	17
Repairs and maintenance	9	8
Insurance	4	2
Sundry treatment and refining costs	6	2
Total (refer to note 5)	**352**	**290**

US Dollars million

	2003	2002
9. OTHER COSTS		
Cost of refined metals purchased from third parties	163	195
Transportation of metals	117	63
Tax on mining	117	42
Other	11	2
Total (refer to note 5)	**408**	**302**

10. AMORTISATION AND DEPRECIATION OF OPERATING ASSETS

	2003	2002
Mining and concentrating	242	212
Smelting	128	126
Treatment and refining	52	48
Total (refer to note 5)	**422**	**386**

11. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	2003	2002
Export customs duties	258	146
Salaries	129	79
Taxes other than mining and income tax	95	141
Transportation expenses	51	31
Advertising	50	33
Consulting and other professional services	45	21
Legal and audit services	20	14
Insurance	11	2
Repairs and maintenance	10	11
Bank charges	9	12
Commission paid	8	5
Other	64	66
Total	**750**	**561**

12. OTHER NET OPERATING (EXPENSES)/INCOME

	2003	2002
Change in provision for tax penalties	29	(12)
Doubtful debts recovered	21	32
Foreign exchange gains	15	17
Net operating profit from non-mining entities	11	7
Loss on disposal of property, plant and equipment	(60)	(12)
Impairment of construction-in-progress (refer to note 21)	(73)	-
Other expenses	(3)	(5)
Total	**(60)**	**27**

US Dollars million

13. NET (LOSSES)/GAINS ON DERIVATIVE TRANSACTIONS

	2003	2002
Gains on embedded derivative Ministry of Finance loan (refer to note 41)		
Gain on settlement	-	188
Change in fair value	-	81
	-	269
Loss on financial derivatives		
Realised	(19)	(37)
Unrealised	(25)	(17)
	(44)	(54)
Total	**(44)**	**215**

14. NET FINANCE COSTS

	2003	2002
Interest income	30	68
Interest expense	(40)	(107)
Net monetary gain	-	12
Total	**(10)**	**(27)**

15. NET INCOME FROM INVESTMENTS

	2003	2002
Income/(loss) from associates (refer to note 22)	29	(1)
Dividends received	1	19
Profit on disposal of investments and other financial assets	1	4
Change in fair value of investments and other financial assets	(24)	(5)
Other	-	(5)
Total	**7**	**12**

16. OTHER NON-OPERATING EXPENSES

	2003	2002
Expenses on maintenance of social sphere facilities	(75)	(61)
Donations	(47)	(89)
Other	(9)	4
Total	**(131)**	**(146)**

17. TAXATION

	2003	2002
Current taxation	(592)	(193)
Deferred taxation	99	(93)
Total	**(493)**	**(286)**

US Dollars million

	2003	2002
The income tax rates in countries where the Group has a taxable presence are as follows:		
Russian Federation	24%	24%
Belgium	34%	40%
Switzerland	12%	12%
United Kingdom	30%	30%
United States of America	39%	39%

A reconciliation of theoretical income tax, calculated at the rate effective in the Russian Federation, the primary location of the Group's production entities, to the amount of actual income tax expense recorded in the income statement is as follows:

	2003	2002
Profit before tax	**1,338**	**863**
Theoretical income tax at 24%	(321)	(207)
Adjustments to previous periods	(3)	(7)
Impact of specific tax rates	(7)	(2)
Tax effect of permanent differences	(122)	(91)
Change in valuation allowance	(40)	-
Income tax concessions	-	21
Total income tax expense	**(493)**	**(286)**

18. BASIC AND FULLY DILUTED EARNINGS PER SHARE

	2003	2002
The calculation of basic and fully diluted earnings per share is based on the net profit for the year of	861	584
and on headline earnings for the year of	861	315
and basic and fully diluted weighted average number of ordinary shares in issue during the year, calculated as follows:		
Ordinary shares at beginning of the year, net of treasury shares	210,642,516	208,098,239
Ordinary shares reissued from treasury shares	-	2,544,277
Basic and fully diluted weighted average number of ordinary shares	**210,642,516**	**210,642,516**
Basic and fully diluted earnings per share		
– Attributable	408.7	277.2
– Headline	408.7	149.5

US Dollars million

	2003	2002
19. DIVIDENDS		
Dividends declared		
On 13 November 2003 the Company declared an interim dividend of RUR 42.1 (USD 1.37) per share in respect of the year ended 31 December 2003. The dividend was paid to shareholders on 28 February 2004. This amount is net of USD 4 million paid to other Group companies.	289	-
On 30 June 2003 the Company declared a dividend of RUR 21.7 (USD 0.71) per share in respect of the year ended 31 December 2002. The dividend was paid to shareholders during the year. This amount is net of USD 2 million paid to other Group companies.	149	-
On 30 June 2002 the Company declared a dividend of RUR 23.4 (USD 0.74) per share in respect of the year ended 31 December 2001. The dividend was paid to shareholders during 2002. This amount is net of USD 3 million paid to other Group companies.	-	169
Total	**438**	**169**
Dividend per share		
The calculation of dividend per share is based on dividends declared and ordinary shares in issue at the end of the year of	210,642,516	210,642,516
Dividend per share (US cents)	207.9	80.2
Dividend cover		
The calculation of dividend cover is based on attributable earnings for the year of	861	584
and headline earnings for the year of	861	315
and dividends declared of	438	169
giving a dividend cover of times.	2.0	1.9

US Dollars million

20. PROPERTY, PLANT AND EQUIPMENT

	Buildings, structures and utilities	Machinery, equipment and transport	Other	Total
Cost/valuation				
Balance at 31 December 2001 at valuation – unaudited	3,368	1,534	49	4,951
Acquired on acquisition of subsidiaries	294	78	1	373
Transfers from capital construction-in-progress (refer to note 21)	95	249	27	371
Disposals	(8)	(3)	(1)	(12)
Balance at 31 December 2002	3,749	1,858	76	5,683
Acquired on acquisition of subsidiaries	360	103	17	480
Disposed on disposal of subsidiaries	-	-	(2)	(2)
Transfers from capital construction-in-progress (refer to note 21)	132	265	2	399
Decommissioning asset raised (refer to note 34)	41	-	-	41
Disposals	(16)	(60)	(6)	(82)
Effect of translation to presentation currency	306	148	8	462
Balance at 31 December 2003	4,572	2,314	95	6,981
Accumulated amortisation and depreciation				
Balance at 31 December 2001 – unaudited	-	-	-	-
Amortisation and depreciation charge for the year	(214)	(198)	(5)	(417)
Balance at 31 December 2002	(214)	(198)	(5)	(417)
Amortisation and depreciation charge for the year	(224)	(227)	(6)	(457)
Eliminated on disposal	1	10	2	13
Effect of translation to presentation currency	(26)	(26)	-	(52)
Balance at 31 December 2003	(463)	(441)	(9)	(913)
Net book value				
31 December 2002	3,535	1,660	71	5,266
31 December 2003	4,109	1,873	86	6,068

Included in property, plant and equipment are non-mining assets with a carrying value of USD 269 million (2002: USD 234 million).

US Dollars million

	2003	2002
Leased assets		
The Group leases production equipment under a number of finance lease agreements. At the end of the term of the lease the Group takes automatic ownership of the assets.		
Leased production equipment with a carrying value of secures financial lease obligations (refer to note 31).	26	31

21. CAPITAL CONSTRUCTION-IN-PROGRESS

	2003	2002
Balance at the beginning of the year	1,084	1,099
Additions	446	351
Acquired on acquisition of subsidiaries	-	9
Transfers to property, plant and equipment (refer to note 20)	(399)	(371)
Capital projects cancelled	(12)	(4)
Impairment (refer to note 12)	(73)	-
Effect of translation to presentation currency	104	-
Balance at the end of the year	**1,150**	**1,084**

Assets under construction in the amount of USD 5 million were financed through the grant from the Government of Norway (refer to note 46). Carrying value of these assets is zero.

Included above are non-mining assets under construction with a carrying value of USD 73 million (2002: USD 60 million).

US Dollars million

	2003	2002
22. INVESTMENTS IN ASSOCIATES		
Cost of investment	73	77
Share of post acquisition profits/(losses) (refer to note 15)	29	(1)
Effect of translation to presentation currency	6	-
Balance at the end of the year	**108**	**76**

Details of the Group's associates at 31 December 2003 are as follows:

Name of associate	Principal activity	Date acquired	Share-holding	Voting power held
OJSC "Krasnoyarskenergo"[1]	Electricity utilities	27 December 2002	23.5%	23.5%
CJSC "Metallurgtrans"[1]	Consulting	30 April 1998	21.9%	21.9%
OJSC "Norilskgazprom"[1]	Gas extraction	31 October 1998	29.4%	29.4%

[1] Incorporated in the Russian Federation.

During 2003 the Group increased its shareholding in OJSC "Arkhangelsk Sea Commercial Port" from 35.1% to 53.1%. This increase resulted in the company now being classified as a subsidiary and thus the investment was eliminated on consolidation.

	2003	2002
23. INVESTMENTS IN SECURITIES AND OTHER FINANCIAL ASSETS		
Non-current		
Equity securities available-for-sale	115	24
Promissory notes receivable	29	2
Other	8	10
	162	**36**
Current		
Bank deposits	80	16
Promissory notes receivable	52	47
Loans advanced	1	15
Other	2	16
	135	**94**
Total	**297**	**130**

Bank deposits in 2003 are held by a related party commercial bank and bear interest of 5-7% per annum.

US Dollars million

	2003	2002
24. INVENTORIES		
Non-current		
Refined metals		
Joint products at net production cost	90	-
Total non-current metal inventories	90	-

Refined metal inventory includes 877,169 ounces of palladium subject to a sales contract concluded by Stillwater Mining Company in March 2004. This contract requires approximately 37,000 ounces of palladium to be delivered on a monthly basis until January 2006. Non-current refined metal inventory represents the carrying cost of those palladium ounces to be delivered after 31 December 2004 (refer to note 30).

	2003	2002
Current		
Refined metals		
Joint products at net production cost	571	822
By-products at net realisable value	51	37
Work-in-process, at production cost	319	266
Total current metal inventories	**941**	**1,125**
Stores and materials at cost	664	733
Less: Provision for obsolescence	(113)	(22)
Total stores and materials – net	**551**	**771**
Total	**1,492**	**1,836**

Certain refined metals at cost stated below are pledged as security for:

	2003	2002
Joint products		
Long-term borrowings (refer to note 30)	157	173
Bank overdraft facilities (refer to note 40)	124	221
By-products		
Bank overdraft facility (refer to note 40)	19	20
Total	**300**	**414**

	2003	2002
25. TRADE ACCOUNTS AND OTHER RECEIVABLES		
Trade accounts receivable	358	213
Advances to suppliers	60	145
Promissory notes receivable	5	2
Other	97	155
	540	515
Less: Provision for doubtful debts	(114)	(168)
Total	**426**	**347**

US Dollars million

26. OTHER CURRENT ASSETS

	2003	2002
VAT recoverable	574	438
Prepaid insurance	59	26
Prepaid taxes	12	83
Other	23	29
Total	**668**	**576**

27. CASH AND CASH EQUIVALENTS

		2003	2002
Restricted cash (see below)	- RUR	-	161
	- foreign currency	3	-
Current accounts	- RUR	119	32
	- foreign currency	314	34
Bank deposits	- RUR	250	24
	- foreign currency	89	123
Cash on broker current account	- foreign currency	125	43
Cash in hand		15	6
Other cash equivalents		39	1
Total cash and cash equivalents		**954**	**424**
Less: Bank overdrafts (refer to note 40)		(173)	(219)
Net cash and cash equivalents		**781**	**205**

During 2002 cash deposits were held with a related party commercial bank, which in return provided back-to-back fiduciary loans to subsidiaries of the Group at an interest rate of 18% per annum. These fiduciary loans were secured by the cash deposits which were restricted from use for the duration of the loan agreements (refer to note 35). The Group earned interest on these deposits of 1-15% per annum. No such arrangements were in operation as at 31 December 2003.

US Dollars million

	2003	2002
28. SHARE CAPITAL		
Authorised		
260,171,000 ordinary shares at par value of RUR 1 each	10	10
Issued and fully paid		
213,905,884 ordinary shares at par value of RUR 1 each	9	9
In 2002, 2,544,277 ordinary shares were re-issued from treasury shares for a total consideration of USD 127,714.		
Treasury shares		
3,263,368 ordinary shares (refer to note 29)	-	-
Treasure shares are recorded as a deduction form issued and fully paid share capital.		
Total	9	9

29. MINORITY INTEREST

	2003	2002
Balance at the beginning of the year	101	71
Minority interest in subsidiaries acquired during the year (refer to note 43)	236	52
Minority interest in subsidiaries disposed of during the year (refer to note 44)	(3)	-
Minority interest in net loss from subsidiaries for the year	(16)	(7)
Decrease in minority interest due to increase of Group's share in subsidiaries	-	(15)
Increase in minority interest due to decrease of Group's share in subsidiaries	11	-
Effect of translation to presentation currency	15	-
Balance at the end of the year	**344**	**101**

Included in minority interest is the interest of shareholders of OJSC "RAO Norilsk Nickel", who elected not to participate in a reorganisation of the Group, which occurred over the period 2000-2002.

The interest of these shareholders represents 1.73% or 3,263,368 ordinary shares in OJSC "RAO Norilsk Nickel" that had not been swapped for 3,263,368 ordinary shares of the Company. Accordingly, 3,263,368 ordinary shares of the Company are recorded as treasury shares (refer to note 28).

The minority interest of the shareholders of OJSC "RAO Norilsk Nickel" in the Group's total minority interests as at 31 December 2003 is USD 30 million (2002: USD 31 million), and their share of the profit for the year is USD 4 million (2002: a minority loss of USD 1 million).

US Dollars million

	2003	2002
30. LONG-TERM BORROWINGS		
Syndicated loan arranged by Citibank N.A., ING Bank N.V. and Societe Generale (refer to note 51)	150	-
A USD-denominated loan at LIBOR plus 3.25% per annum repayable in seven equal instalments, every three months commencing in August 2004, with the final instalment due on 28 February 2006. The loan is secured by export sales proceeds of the Group.		
Syndicated loan arranged by Toronto Dominion	129	-
A USD-denominated loan at LIBOR (but not less than 2.5%) plus 4.75% per annum or an alternate base rate plus 3.75%. Repayment commences in 2004, with the final instalment due on 31 December 2007. The loan is secured by 877,169 ounces of palladium with a carrying value of USD 157 million (refer to note 24).		
The loan agreement requires that 50% of the net proceeds on disposal of 877,169 ounces of palladium, held by Stillwater Mining Company, be offered to repay this loan. This inventory was received by Stillwater Mining Company as part settlement of the acquisition of Stillwater Mining Company by the Group.		
Exempt Facility Reversal Bonds Series 2000 issued through the State of Montana Investment Board	29	-
USD-denominated bonds with an effective interest rate of 8.57% issued on July 6, 2000 and maturing on 1 July 2020.		
Syndicated loan arranged by Credit Swiss First Boston International, The ING Bank, Standard Bank London Limited and Natexis Banques Popularies	-	200
A USD-denominated loan at LIBOR plus 2% per annum was repayable in nine equal instalments, every three months commencing in June 2003, with the final instalment due on 30 June 2005. The loan was secured by 60,000 tons of nickel with a carrying value of USD 173 million and was fully repaid in 2003 (refer to note 24).		
Other long-term borrowings	8	9
Total	**316**	**209**
Less: Current portion repayable in 12 months and shown under current liabilities	(140)	(67)
Net long-term borrowings	**176**	**142**

The long-term borrowings are repayable as follows:

	2003	2002
Due in 12 months	140	67
Due in the second year	93	98
Due thereafter	83	44
	316	**209**

US Dollars million

	2003	2002
31. CAPITALISED FINANCIAL LEASES		
Financial lease liabilities		
Non-current		
Liabilities denominated in RUR	3	3
Liabilities denominated in USD	2	2
	5	5
Current		
Liabilities denominated in RUR	3	6
Liabilities denominated in USD	-	1
	3	7
Total	8	12

The weighted average interest rates implied in calculating the present values of financial leases are as follows:

	2003	2002
RUR-denominated leases	13 %	15 %
USD-denominated leases	7 %	15 %

Future minimum lease payments after 31 December 2003 are as follows:

	Gross value, inclusive of finance changes	Present value
Due in 12 months	4	3
Due in the second year	3	2
Due thereafter	6	3
	13	8
Less: Amount representing interest	(5)	-
Present value of minimum lease payments	8	8

The lease obligations are secured by leased production equipment with a carrying value of USD 26 million (2002: USD 31 million) (refer to note 20).

Operating leases

The Group leases buildings and office space under operating lease agreements.

The land in the Russian Federation on which the Group's buildings, production and other facilities are located is owned by the State. The Group pays land tax based on the total area and location of the land occupied.

The Group's future minimum operating lease payments under non-cancellable operating lease contracts are:

	2003	2002
Due in 12 months	11	6
Due in the second year	10	-
Due thereafter	4	-
Total	25	6

US Dollars million

	2003	2002

32. DEFERRED TAX LIABILITIES

The movement in the Group's deferred taxation position for the year was as follows:

	2003	2002
Net liability at the beginning of the year	800	651
Recognised in income statement for the year	(99)	93
Change in deferred tax liability due to acquisition of subsidiaries (refer note 43)	14	51
Effect of translation to presentation currency	60	-
Inflation adjustment	-	5
Net liability at the end of the year	775	800

Deferred taxation is attributable to the temporary differences that exist between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. The tax effects of temporary differences that give rise to deferred taxation are presented below:

	2003	2002
Property, plant and equipment	762	768
Accrued operating expenses	(48)	(47)
Provision for doubtful debts	(27)	(28)
Unrealised profit on intragroup transactions	(65)	(48)
Inventory valuation	45	100
Accrued revenue	27	14
Other	(9)	(9)
Provision for deferred tax assets	90	50
Total	775	800

The unutilised tax losses of the North American operations as at December 31, 2003, which are available for offset against future taxable income earned in the United States of America, amounted to USD 199 million, has not been recognised as a deferred tax asset.

The Group does not recognise a deferred tax liability for taxable temporary difference associated with investments in subsidiaries of USD 878 million (2002: USD 370 million), because it is able to control the timing of reversal of such differences and has no intention to reverse them in the foreseeable future.

US Dollars million

	2003	2002
33. EMPLOYEE BENEFIT OBLIGATIONS		
Non-current		
Lifelong professional pension plan	31	12
Joint corporate pension plan	29	-
Six pensions plan	4	3
Mothers' rights plan	9	-
	73	15
Less: Current portion of non-current employee benefit obligations	(9)	(4)
Total	64	11
Current		
Accrual for annual leave	171	146
Other	4	-
Current portion of non-current employee benefits	9	4
Total	184	150
The average number of employees for the year	96,520	96,410

US Dollars million

Defined benefit plans

	Lifelong professional pension plan	Six pensions plan	Mothers' rights plan
Number of members			
At 31 December 2001	290	2,317	-
Additions	757	485	-
Retirements	-	(1,868)	-
At 31 December 2002	1,047	934	-
Additions	249	208	1,936
Retirements	(44)	(424)	(824)
At 31 December 2003	1,252	718	1,112
Movements in the liability			
Balance at 31 December 2001	4	3	-
Liability raised	8	3	-
Inflation adjustment	1	-	-
Payments to members	(1)	(3)	-
Balance at 31 December 2002	12	3	-
Liability raised	20	5	17
Payments to members	(2)	(4)	(9)
Effect of translation to presentation currency	1	-	1
Balance at 31 December 2003	31	4	9

Amounts in respect of defined benefit plans recognised in the income statement for the year:

2003			
Liability raised	(20)	(5)	(17)
Total	**(20)**	**(5)**	**(17)**
2002			
Liability raised	(8)	(3)	-
Inflation adjustment	(1)	-	-
Total	**(9)**	**(3)**	**-**

Key assumptions used:

	2003	2002
Discount rates used in determining the present value of post employment benefits	7.3%	17.1%
Average life expectancy of members from date of retirement	19 years	15 years

US Dollars million

Defined contributions plans

In December 2002, the Group created the Joint corporate pension plan to finance non-government pensions for its employees. The Group's contributions to this pension plan are accrued from the date an employee joins the plan and are payable on the employee's retirement.

	Joint corporate pension plan
Number of members	
At 31 December 2002	23
Additions	1,329
At 31 December 2003	1,352
Movements in the liability	
Balance as at 31 December 2002	-
Liability raised	28
Effect of translation to presentation currency	1
Balance as at 31 December 2003	29

Amounts recognised in the income statement in respect of defined contribution plans for the year:

	2003	2002
Pension fund of the Russian Federation	150	137
Joint corporate pension plan	28	-
Stillwater Mining Company savings plan	2	-
Total	180	137

Contributions to the Stillwater Mining Company savings plan are non-cash. The cash equivalent of the contribution is matched by issuing Stillwater Mining Company shares at the ruling market price on the day the contribution is payable.

US Dollars million

	2003	2002
34. PROVISION FOR DECOMMISSIONING		
Acquired on acquisition of subsidiary	19	-
Provision raised (refer to note 20)	41	-
Balance at the end of the year	**60**	**-**

The Group's subsidiary, Stillwater Mining Company, is required to post reclamation surety bonds with the State of Montana (USA), which are jointly held by the Montana Department of Environmental Quality and the United States Forestry Service. Regulatory agencies review bonding requirements and decommissioning estimates on a five year rotation basis, a review by regulatory agencies is expected during 2004.

During 2003 the Group performed an estimate of environmental obligations for its operations in the Russian Federation. The obligations accrued relate mainly to decommissioning of mining assets and bringing mines into a condition that ensure safety of population, protection of environment, buildings and facilities.

35. SHORT-TERM BORROWINGS

	2003	2002
USD-denominated short-term borrowings	108	203
RUR-denominated short-term borrowings	14	179
Total	**122**	**382**

The interest rates on these borrowings vary as follows:

- USD-denominated borrowings for 2003: from LIBOR plus 1.85% to 9.5% (2002: from LIBOR plus 3.3% to 9.5%) per annum
- RUR-denominated borrowings for 2003: from 12% to 18% per annum (2002: from 14% to 18% per annum).

During 2002 fiduciary loans of USD 161 million, included in the above balances, were secured for the duration of the loans by cash deposits, held by the Group with a related party commercial bank (refer to note 27).

US Dollars million

36. DERIVATIVE FINANCIAL INSTRUMENTS

The Group enters into certain transactions with derivative financial instruments for the purpose of fixing prices and price ranges for its products. These transactions do not meet the requirements of IAS 39 to be classified as hedges, and, accordingly are recorded as financial instruments entered into with a trading intent (refer to note 48).

At 31 December the Group had the following outstanding commodity derivative contracts:

	Maturity profile				
2003	1 - 3 months	4 - 6 months	7 - 12 months	Total	Fair value
Nickel (tons thousand)					
Put options purchased [1]	2	2	4	8	(27)
Put options sold [1]	-	-	(1)	(1)	-
Call options sold [1]	-	(1)	(2)	(3)	-
Total	2	1	1	4	(27)

2002	1 - 3 months	4 - 6 months	7 - 12 months	Total	Fair value
Nickel (tons thousand)					
Futures sold [1]	(83)	-	-	(83)	(22)
Futures purchased [1]	55	-	-	55	12
Call options sold [1]	(4)	-	-	(4)	(4)
	(32)	-	-	(32)	(14)
Copper (tons thousand)					
Futures sold [2]	(38)	-	-	(38)	-
Futures purchased [2]	38	-	-	38	2
	-	-	-	-	2
Total					(12)

1 Nickel options and futures are traded in lot sizes of 6 tons.

2 Copper futures are traded in lot sizes of 25 tons.

US Dollars million

37. TRADE ACCOUNTS AND OTHER PAYABLES

	2003	2002
Trade accounts payable	155	212
Wages and salaries	67	40
Promissory notes payable	65	14
Accruals	33	10
Advances from customers	15	7
Interest payable	3	1
Other creditors	30	39
Total	368	323

38. TAXES PAYABLE

	2003	2002
VAT payable	92	124
Income tax	58	22
Provision for fines and penalties	29	57
Property tax	21	47
Unified social taxes	10	39
Other	95	25
Total	305	314

39. DIVIDENDS PAYABLE

	2003	2002
Balance at the beginning of the year	2	1
Dividends declared (refer to note 19)	438	169
Dividends paid	(147)	(168)
Effect of translation to presentation currency	11	-
Balance at the end of the year	304	2

US Dollars million

	2003	2002
40. BANK OVERDRAFTS		
Foreign currency denominated bank overdrafts (refer to note 27)	173	219

Bank overdraft facilities are as follows:

	2003	2002
ING (Belgium and Switzerland)	100	75
West LB AG (UK)	90	90
Banque Cantonale Vaudoise (France)	50	50
Fortis Bank (UK)	50	-
Credit Suisse (UK)	50	-
TD Texas Incorporated (USA)	8	-
Westdeutsche (USA)	8	-
NM Rothchild (USA)	4	-
IIB (USA)	3	-
Standard Bank (USA)	2	-
BNP Paribas Suisse (Switzerland)	-	35
Natexis Banques Populaires (France)	-	35
Total bank overdraft facilities	**365**	**285**

	2003	2002
Bank overdrafts are secured by (refer to note 24):		
Joint products	124	221
By products	19	20
Total	**143**	**241**

	2003	2002
Respective weighted average interest rates for bank overdrafts	LIBOR plus 1.25%	LIBOR plus 1.25%
Under a revolving credit facility, the Group's subsidiary, Stillwater Mining Company, has outstanding letters of credit of USD 7 million bearing interest at	4.0%	-

US Dollars million

41. LOAN FROM THE MINISTRY OF FINANCE

During 1994-1995 the Group received a loan from the Ministry of Finance of the Russian Federation to finance the Summer Purchasing Campaign for the Norilsk production region. The loan was received in US dollars and accrued simple interest at 3% per annum, payable in metal at the maturity of the loan agreement.

In accordance with IAS 39 the Group recognised the embedded derivative contained in the host contract (the cash loan).

The loan was fully settled on 28 August 2002 by physical delivery of metal to the Ministry of Finance of the Russian Federation.

	Total fair value	Host contract	Embedded derivative
Balance at 31 December 2001 – unaudited	**741**	**260**	**481**
Interest charged for the period	10	4	6
Change in fair valuation of the derivative, immediately prior to settlement (refer to note 13)	(81)	-	(81)
Net monetary gain on the loan	(75)	(13)	(62)
Balance at 28 August 2002	**595**	**251**	**344**
Less: Production cost of metal delivered (refer to note 5)	(407)	(251)	(156)
Gain on settlement of the loan (refer to note 13)	**188**	-	**188**

US Dollars million

	2003	2002
42. RECONCILIATION OF PROFIT BEFORE TAXATION TO CASH FLOWS FROM OPERATIONS		
Profit before taxation	1,338	863
Adjustments for:		
Amortisation and depreciation	451	417
Interest expense	40	107
Impairment of capital construction-in-progress	73	-
Loss on disposal of property, plant and equipment	60	12
Change in fair value of investments and other financial assets	24	5
(Income)/loss from associates	(29)	1
Foreign exchange gains	(15)	(17)
Unrealised loss on financial derivatives	25	17
Other	1	(4)
Change in fair value of embedded derivative	-	(81)
Gain on settlement of embedded derivative	-	(188)
Gain on net monetary position on financing and investing activities	-	(62)
Operating profit before working capital changes	**1,968**	**1,070**
Decrease/(increase) in inventories	415	(103)
(Increase)/decrease in trade accounts and other receivables	(195)	251
Increase/(decrease) in trade accounts and other payables	6	(362)
(Increase)/decrease in other current assets	(21)	79
(Increase)/decrease in current financial assets	(22)	103
Increase/(decrease) in employee benefit obligations	73	(45)
Decrease in taxes payable	(48)	(49)
Cash flows from operations	**2,176**	**944**

US Dollars million

43. ACQUISITION OF SUBSIDIARIES

	2003	2002
Net assets acquired		
Property, plant and equipment	480	382
Inventories - refined metals	180	-
Inventories - other	12	27
Trade and other receivables	9	34
Cash and cash equivalents	69	2
Other assets	27	6
Loans and borrowings	(163)	(27)
Provision for decommissioning	(19)	-
Trade and other payables	(50)	(37)
Deferred taxation	(14)	(50)
Net assets at date of acquisition	**531**	**337**
Less: Minority interest (refer to note 29)	(236)	(52)
Groups' share of net assets acquired	**295**	**285**
Less:		
Negative goodwill on acquisition written off	-	(10)
Pre-acquisition amount invested in subsidiary	(4)	-
Total consideration	**291**	**275**
Satisfied by transfer of refined metal	(157)	-
Satisfied by cash	(134)	(275)
Net cash outflow arising on acquisition:		
Cash consideration	(134)	(275)
Cash and cash equivalents acquired	69	2
Net cash outflow on acquisition of subsidiaries	**(65)**	**(273)**

Stillwater Mining Company

On 23 June 2003, the Group acquired 50.5% of the issued share capital of Stillwater Mining Company for a consideration of USD 257 million. The consideration consisted of USD 100 million in cash and 877,169 ounces of palladium at the ruling market price of USD 179 per ounce (USD 157 million). During September 2003 the Group increased its investment in Stillwater Mining Company to 55.5% for a cash consideration of USD 32 million, bringing the Group's total investment in Stillwater Mining Company to USD 289 million.

Stillwater Mining Company contributed USD 116 million of revenue and USD 0.5 million loss before tax during the period from the date of acquisition to 31 December 2003.

US Dollars million

	2003	2002
Other acquisitions		
During 2003 the following entities were acquired or the Group's holding increased for a total consideration of USD 2 million:		
LLC "Hockey Club CSKA"	51.0 %	-
CJSC "PBK CSKA"	100.0 %	-
LLC "Kolabyt"	96.7 %	-
OJSC "Arkhangelsk Sea Commercial Port'	53.1 %	35.1 %

These entities contributed a combined profit before tax of USD 0.3 million from their date of acquisition to 31 December 2003.

44. DISPOSAL OF SUBSIDIARIES

	2003	2002
Net assets disposed		
Property, plant and equipment	2	-
Trade and other receivables	43	-
Cash and cash equivalents	2	-
Other assets	3	-
Trade and other payables	(38)	-
Net assets at date of disposal	12	-
Less: Minority interest (refer to note 29)	(3)	-
Group's share of assets disposed	9	-
Less: Loss on disposal	(2)	-
Proceeds from disposal of subsidiaries	7	-
Less: Cash and cash equivalents disposed	(2)	-
Net cash inflow from disposal of subsidiaries	5	-

During 2003 the following entities were disposed of or the Group's holding decreased for total proceeds of USD 7 million:

	2003	2002
OJSC "Baikal Hotel"	-	65.6 %
AKB "Monchebank"	15.4 %	62.6 %
LLC "Norilskinvest"	-	100.0 %

These entities contributed a combined profit before tax of USD 3 million from 1 January 2003 to their date of disposal.

US Dollars million

45. RELATED PARTIES

Related parties are considered to include the ultimate holding company, affiliates and entities under common ownership and control with the Group. The Company and its subsidiaries, in the ordinary course of their business, enter into various sales, purchases and service transactions with related parties. Material transactions with related parties not dealt with elsewhere in the consolidated annual financial statements were as follows:

	Sale of goods	Purchase of goods	Purchase of services	Investments in related parties	Interest-bearing loans and borrowings	Investments and cash	Trade receivables	Trade payables
2003								
By the Company	5	63	61	-	1	616	39	14
By subsidiaries of the Group	299	-	14	11	-	180	7	2
Total	**304**	**63**	**75**	**11**	**1**	**796**	**46**	**16**
2002								
By the Company	2	61	62	33	160	-	33	13
By subsidiaries of the Group	-	-	-	23	5	161	105	4
Total	**2**	**61**	**62**	**56**	**165**	**161**	**138**	**17**

US Dollars million

46. COMMITMENTS

Capital commitments

The Management Board has approved the following capital expenditure budget for the year ending 31 December 2004:

Maintenance of property, plant and equipment	523
Expansion of property, plant and equipment	240
Information technology	3
Total budgeted capital expenditure for 2004	**766**

2004 budgeted capital expenditure allocated between:	
Contracted	402
Not contracted	364
Total budgeted capital expenditure for 2004	**766**

Planned capital expenditure beyond 2004 is as follows:

For the year ending 31 December 2005	801
For the year ending 31 December 2006	794

Long-term program for Kola Peninsula ore base development

The Group has taken a strategic decision to develop the Centralny underground mine, which will ensure an ore base on the Kola Peninsula until 2015 and thereafter. A 10 year development program, requiring an investment of USD 103 million over that period, will commence in 2005.

Claim by the Government of Norway

In 2001 the Government of Norway lodged a claim with the Government of the Russian Federation concerning pollution of the Norwegian environment as a result of the operation of the Group's metallurgical facilities located on Kola Peninsula. In response to the claim the Government of the Russian Federation initiated the Grant Facility agreement between the Group, the Government of Norway and Nordic Investment Bank, which was signed in December 2002. According to the terms of this agreement the Group must undertake reconstruction of the above metallurgical facilities.

The key components of the reconstruction are as follows:

- replacement of pellet roasting with cold briquette technology;
- replacement of five electric furnaces and eight rotary Pierce-Smith type converters with one two-zoned Vanyukov furnace; and
- renovation of the gas cleaning and sulphuric acid plant.

Total investment in reconstruction of production facilities is expected to be USD 103 million, financed as follows:

Grants from the Government of Norway	31
Loan from The Nordic Investment Bank	30
Contribution by the Group	42
Total	**103**

During 2002 and 2003 the Group received USD 5 million in grants from the Government of Norway (refer to note 21) and a loan from The Nordic Investment Bank in the amount of USD 0.5 million. The received cash was invested in the reconstruction of the equipment in accordance with the terms of the Grant Facility Agreement.

Social commitments

The Group contributes to mandatory and voluntary social programs and maintains social assets in the locations where it has its main operating facilities. The Group's social assets, as well as local social programs, benefit the community at large and are not normally restricted to the Group's employees. These contributions are recorded in the year in which they are incurred.

The Group's commitments will be funded from own cash resources and borrowings.

US Dollars million

47. CONTINGENCIES

Insurance

The insurance industry in the Russian Federation is in the process of development, and many forms of insurance protection common in developed markets are not yet generally available. The Group does not have full coverage for its mining, processing and transportation facilities, for business interruption, or for third party liabilities in respect of property or environmental damage arising from accidents on the Group's property or relating to the Group's operations. Management understands that until the Group obtains adequate insurance coverage there is a risk that the loss or destruction of certain assets could have a material adverse effect on the Group's operations and financial position.

Litigation

Dispute with the Federal Commission for the Securities Market of the Russian Federation ("FCSM of Russia")

In the course of its reorganisation, that took place in 2000-2002, the Group acquired 100% of the issued share capital of LLC "Interros-Prom" in exchange for 37,900 share of OJSC "Norilskaya Gornaya Kompaniya". Subsequently the FCSM of Russia commenced a legal challenge to this transaction which sought to have it declared null and void.

On 20 June 2003 the Moscow City Arbitration Court ruled in favour of the Group. The FCSM of Russia appealed the decision and on 4 November 2003 the Federal Arbitration Court of the Moscow Region ruled that the case be reconsidered by the Moscow City Arbitration Court.

On 6 February 2004 the Moscow City Arbitration Court suspended proceedings pending an examination of the case.

Management of the Group believes that the possibility of the FCSM of Russia's claim being upheld is remote.

Other litigation

Unresolved claims and litigation as at 31 December 2003 total USD 130 million. Management believes that the majority of these claims and litigation will be resolved in favour of the Group.

In addition the Group has a large number of small claims and litigation relating to sales and purchases of goods and services from suppliers. Management believes that none of these claims, individually or in aggregate, will have a material adverse impact on the Group.

Taxation contingencies in the Russian Federation

The taxation system in the Russian Federation is at a relatively early stage of development, and is characterised by numerous taxes, frequent changes and inconsistent enforcement at federal, regional and local levels.

The Government of the Russian Federation has recently commenced a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and overall tax burden on businesses and simplify tax laws. However, these new tax laws continue to rely heavily on the interpretation of local tax officials and fail to address many existing problems. Many issues associated with practical implication of new legislation are unclear and complicate the Group's tax planning and related business decisions.

In terms of Russian tax legislation, authorities have a period of up to three years to re-open tax declarations for further inspection. Changes in the tax system, that may be applied retrospectively by authorities, could affect the Group's previously submitted and assessed tax declarations.

While management believes that it has adequately provided for tax liabilities based on its interpretation of current and previous legislation, the risk remains that tax authorities in the Russian Federation could take differing positions with regard to interpretive issues. This uncertainty may expose the Group to additional taxation, fines and penalties, that could be significant.

Environmental matters

The Group is subject to extensive federal, state and local environmental controls and regulations in the countries in which it operates. The Group's operations involve the discharge of materials and contaminants into the environment, disturbance of land, potential to impact flora and fauna, and other environmental concerns.

The Group's management believes that it is in compliance with all current existing environmental laws and regulations in the countries in which it operates. However, environmental laws and regulations continue to evolve. The Group is unable to predict the timing or extent to which those environmental laws and regulations may change. Such a change, if it occurs, may require that the Group modernise technology meet more stringent standards.

The Group is obliged in terms of various laws, mining licenses and 'use of mineral rights' agreements to decommission mine facilities on cessation of its mining operations, restore and rehabilitate the environment. During 2003 the Group performed an internal estimate of environmental obligations for its Russian operations. This estimate was based on management's understanding of the current legal requirements in the Russian Federation and the terms of license agreements. Management believes that Group's environmental obligations in the Russian Federation mainly include:

- ongoing rehabilitation of land and other types of ongoing rehabilitation, which is accounted for when incurred; and
- decommissioning of mining assets and bringing mine sites into a condition that ensures the safety of population, protection of environment, buildings and facilities. These obligations were provided for in accordance with the Group accounting policies.

Management of the Group believes that due to the specific geographic location of majority of Russian operations, being remote areas of the Arctic Circle, the Group has no other liabilities for land restoration that should be recorded in the financial statements. Accordingly, no provision has been raised for these obligations.

It is the Group's intention to conduct a more detailed evaluation of its environmental obligations. Should the requirements of applicable environmental legislation change or be clarified, the Group may incur additional environmental obligations.

Russian Federation risk

Over the past decade the Russian Federation has undergone substantial political, economic and social changes. As an emerging market, the Russian Federation does not possess a fully developed business and regulatory infrastructure including stable banking and judicial systems, which would generally exist in a more mature market economy. The economy of the Russian Federation is characterised by a currency that is not freely convertible outside of the country, various currency controls, low liquidity levels for debt and equity markets, and continuing inflation. As a result operations in the Russian Federation involve risks that are not typically associated with those in more developed markets. Furthermore, substantially all privatisations in the Russian Federation in the early 1990's were flawed in some manner, and with the result that even minor administrative flaws in the privatisation documents may be invoked as a basis for challenging the validity of the privatisation process as a whole and thus the title to assets acquired as a result of privatisation. The environment is such that the state, local authorities and administration, the former owners of property and other interested parties can attempt to obstruct normal business operations of a company. Accordingly, the stability and success of the Russian, and the Group's business, will depend upon the Government's ability to institute supervisory, judicial and other regulatory reforms.

48. RISK MANAGEMENT ACTIVITIES

In the normal course of its operations, the Group is exposed to commodity price, currency, liquidity, interest rate and credit risks. The Group has implemented a risk management structure and has adopted a series of risk management and control procedures to facilitate the measurement, evaluation and control of these exposures and related risk management activities.

Risk management structure

The Group's treasury function is responsible for the management of currency, liquidity, interest rate and credit risk. Within the treasury function, there is an independent risk management unit, responsible for monitoring the treasury's adherence to the Group's risk management policies.

Commodity price risk is managed by the sales and distribution function of the Group. An independent risk management unit exists within that function to monitor exposures and ensure they are in line with policies set by senior management of the Group.

Commodity price risk

Commodity price risk is the risk that the Group's current or future earnings will be adversely impacted by changes in the market prices of the Group's joint products, i.e. nickel, copper, palladium, platinum and gold.

The Group is exposed to commodity price risk as a substantial part of its metal sales revenues is derived from long-term contracts with physical off-takers for known volumes of metals, but at prices that will be determined by reference to market prices at the delivery date.

For a certain portion of its metal sales revenues the Group manages its exposure to commodity price risk by entering into:

- derivative contracts;
- fixed price sales contracts; and
- cap and floor arrangements for the sale of refined metal to physical off-takers.

Derivative contracts

The Group entered into certain commodity derivative contracts, namely sold call options and purchase put options for the purpose of fixing prices and price ranges for its products. These instruments are classified as instruments entered into with a trading intent (refer to note 36).

Fixed price sale contracts and cap/floor arrangements with physical off-takers

	2004	2005	2006	2007	2008	2009 - 2011
Nickel						
Volume subject to fixed price ('000 tons)	12	-	-	-	-	-
Average fixed price (USD/ton)	11,383	-	-	-	-	-
Platinum						
Volume subject to floor price ('000 oz)	130	127	129	115	117	229
Average floor price (USD/oz)	448	428	425	425	425	425
Volume subject to ceiling price ('000 oz)	23	25	26	23	23	46
Average ceiling price (USD/oz)	873	860	856	856	850	850
Palladium						
Volume subject to floor price ('000 oz)	487	531	542	550	448	881
Average floor price (USD/oz)	367	351	339	360	385	377
Volume subject to ceiling price ('000 oz)	187	161	130	104	112	220
Average ceiling price (USD/oz)	628	675	801	975	975	975

Currency risk

Currency risk is the risk that the financial results of the Group will be adversely impacted by changes in exchange rates to which the Group is exposed.

The majority of the Group's revenues are denominated in USD, whereas the majority of the Group's expenditures are denominated in RUR, accordingly, operating profits may be adversely impacted by appreciation of the RUR against the USD.

Towards the end of 2003 the Group introduced the use of forward exchange contracts to manage currency risk.

US Dollars million

Liquidity risk

Liquidity risk is the risk that the Group will not be able to settle all liabilities as they fall due. The Group's liquidity position is carefully monitored and managed. The Group has in place a detailed budgeting and cash forecasting process to ensure that it has adequate cash available to meet its payment obligations.

At 31 December 2003 the Group has facilities for the management of its day to day liquidity requirements available with the following banks:

	2003	2002
Short-term borrowing facilities:		
Citibank N.A., ING Bank N.V. and Societe Generale	200	-
CJSC "ING Bank Eurasia"	50	50
CJSC "KB Citibank"	30	30
CJSC "Commerzbank"	15	-
LLC "HSBC Bank (RR)"	15	-
Bank overdraft facilities:		
Total bank overdraft facilities (refer to note 40)	365	285
Total facilities	**675**	**365**
Less:		
Short-term borrowings received related to the above facilities	(100)	(60)
Bank overdrafts received (refer to note 40)	(173)	(219)
Outstanding letters of credit	(24)	(32)
Net facilities available	**378**	**54**

Interest rate risk

Interest rate risk is the risk that changes in interest rates will adversely impact the financial results of the Group.

From time to time the Group enters into interest rate swap arrangements to manage its interest rate risk.

Credit risk

Credit risk is the risk that a counterparty may default or not meet its obligations to the Group on a timely basis, leading to financial loss to the Group. The Group minimises its exposure to this risk by ensuring that credit risk is spread across a number of counterparties.
The Group is not economically dependent on a limited number of customers for the sale of its products because of the existence of liquid commodity markets for all of its products. Metal sales to the Group's top 20 customers are presented below:

	2003				2002			
	Number of customers	%	Turnover USD million	%	Number of customers	%	Turnover USD million	%
Largest customer	1	1	574	11	1	1	154	5
Next 9 largest customers	9	6	1,201	23	9	6	845	27
Total	**10**	**7**	**1,775**	**34**	**10**	**7**	**999**	**32**
Next 10 largest customers	10	6	454	9	10	8	362	12
Total	**20**	**13**	**2,229**	**43**	**20**	**15**	**1,361**	**44**
Remaining customers	133	87	2,967	57	116	85	1,733	56
Total	**153**	**100**	**5,196**	**100**	**136**	**100**	**3,094**	**100**

Trade receivables comprise international companies, and credit is only extended to these customers after rigid credit approval procedures.

The Group has a concentration of cash and bank deposits with a related party commercial bank that represents 70% of such cash and bank deposits (refer to note 45).

The Group believes that there is no other significant concentration of credit risk.

US Dollars million

49. FAIR VALUE OF FINANCIAL INSTRUMENTS

	2003		2002	
	Carrying value	Fair value	Carrying value	Fair value
Investments in securities and other financial assets (refer to note 23)	297	297	130	130
Trade accounts and other receivables (refer to note 25)	426	426	347	347
Other current assets (refer to note 26)	668	668	576	576
Cash and cash equivalents (refer to note 27)	954	954	424	424
Long-term borrowings (refer to note 30)	(316)	(316)	(209)	(209)
Capitalised financial leases (refer to note 31)	(8)	(8)	(12)	(12)
Short-term borrowings (refer to note 35)	(122)	(122)	(382)	(382)
Derivative financial instruments (refer to note 36)	(27)	(27)	(12)	(12)
Trade accounts and other payables (refer to note 37)	(368)	(368)	(323)	(323)
Bank overdrafts (refer to note 40)	(173)	(173)	(219)	(219)

The following methods and assumptions were used to estimate the fair value for each class of financial instrument:

Listed investments in securities are carried at their market values, whereas unlisted investments are carried at management's valuation.

Other financial assets, trade accounts and other receivables, other current assets, cash and cash equivalents, bank overdrafts and trade accounts and other payables are recorded at their carrying values which approximate the fair values of these instruments as a result of their short-term duration.

Interest rates on long and short-term borrowings and capitalised finance leases are market related, with the majority of debt at floating rates. Consequently the carrying values of these financial instruments approximate their fair values.

The fair values of derivative financial instruments are estimated using ruling market prices as at the balance sheet date, the carrying values approximate the fair values of these items.

The fair values of financial instruments are estimates and do not necessarily reflect the amount of cash that would have been realised had these instruments been liquidated at the date of valuation.

US Dollars million

	2003	2002
50. EXCHANGE RATES – RUSSIAN ROUBLE		
Year-end rates		
1 US dollar	29.4545	31.7844
1 Euro	36.8240	33.1098
1 British pound	52.2847	50.9377
Average rates for the year		
1 US dollar	30.6884	31.3474
1 Euro	34.6654	29.6465
1 British pound	50.1415	47.1271

51. EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

Early repayment of long-term syndicated loan

On 10 March 2004 the Group repaid in full the syndicated loan arranged by The Citibank N.A., The ING Bank N.V. and Societe Generale of USD 150 million (refer to note 30).

Acquisition of a 20% interest in Gold Fields Limited

Norimet Limited, a subsidiary of the Group, acquired 98,467,758 ordinary shares in the issued share capital of Gold Fields Limited, a company organised under the laws of the Republic of South Africa, for a total consideration of USD 1,160 million. The settlement of the full consideration occurred on 5 April 2004, through approximately USD 360 million of the Group's own cash and a loan of USD 800 million from Citibank International Plc. The loan is unsecured, bears interest at LIBOR plus 1.5% per annum and final repayment in the form of a bullet repayment is six months after the date of signing of the loan agreement.

Acquisition of shares in Russian gold mining companies

During 2003, companies representing the interests of the Group announced the purchase of the following shareholdings:

- 44.9% and 5.6% of the ordinary shares in issue of OJSC "Lenzoloto" owned by the State and Irkutsk Region Administration, respectively, were acquired at auctions for USD 174 million; and
- 38% of the ordinary shares in issue of OJSC "Matrosov Mine" owned by the State were acquired at an auction for USD 34.5 million.

On 6 April 2004 these acquisitions were legalised and the consolidation of the aforesaid shareholdings into the Group completed. As a result, CJSC "Polus", a wholly owned subsidiary of the Group, became the owner of a 50.5% shareholding in OJSC "Lenzoloto" and a 38% shareholding in OJSC "Matrosov Mine".

On 19 May 2004 an additional 5.2% of the ordinary shares in issue and 2.2% of the preference shares in issue of OJSC "Matrsov Mine" were acquired by the Group from individuals for USD 1.5 million.

52. INVESTMENTS IN SIGNIFICANT SUBSIDIARIES

Subsidiaries by country of incorporation	Nature of business	Shares held '000		% held		Net asset position		Net loan account	
		2003	2002	2003	2002	2003	2002	2003	2002
Russian Federation									
OJSC "RAO Norilsk Nickel"	Market agent	185,787	185,787	98.3	98.3	77	78	69	62
OJSC "Taimyrgaz"	Gas extraction	1,983	1,983	94.4	94.4	90	89	(38)	(27)
CJSC "Polus"	Mining	-	-	100.0	100.0	75	130	114	-
OJSC "Yenisey River Shipping Compay"	River shipping operations	181	181	43.9	43.9	50	59	-	(3)
OJSC "PromEstate"	Property holding	6	6	99.1	99.1	21	2	-	-
CJSC "NORIMETIMPEX"	*Marketing intermediary*	5	5	100.0	100.0	4	4	-	(3)
LLC "Norilskinvest"[1]	Investment holding	-	-	-	100.0	-	1	-	-
OJSC "Kolskaya Mining and *Metallurgical Company*"	*Mining*	4,000	4,000	100.0	100.0	650	523	(77)	12
OJSC "Olenegorsky Mekhanichesky Zavod"	Mechanics	149	149	100.0	100.0	4	4	(4)	(3)
CJSC "Alykel"	Airport	-	-	100.0	100.0	(17)	(3)	(38)	(22)
LLC "Norilskiye Metally"	Marketing intermediary	-	-	100.0	100.0	-	1	(3)	(9)
OJSC "Institut Gypronickel"	Science	23	23	100.0	100.0	9	7	3	3
OJSC "Norilsky Kombinat"	Lessor of equipment	14,673	14,673	98.2	98.2	1,566	1,607	947	716
OJSC "Kombinat "Severonickel"	Lessor of equipment	9,860	9,860	98.3	98.3	51	64	39	26
OJSC "Gornometallurgichesky Kombinat Pechenganickel"	Lessor of equipment	1,236	1,236	98.3	98.3	41	89	21	34
JSC "Tuimsky zavod Cvetnykh Metallov"	Non-ferrous metal production	827	827	99.9	99.9	-	2	(1)	-
AKB "Monchebank"[1]	*Banking*	-	58,976	-	62.6	-	5	-	-
CJSC "Kraus-M"	Property holding	6	6	60.0	60.0	45	42	(26)	(23)
LLC "Norilsk telecom"[2]	Telecommunications	-	-	100.0	-	-	-	(20)	-

[1] Subsidiary disposed of or Group's holding significantly decreased (refer to note 44).

[2] Formed by the Group in 2003.

US Dollars million

Subsidiaries	Nature	Shares held '000		% held		Net asset position		Net loan account	
by country of incorporation	of business	2003	2002	2003	2002	2003	2002	2003	2002
Belgium									
Norgem SA Belgium	Market agent	31	31	51.0	51.0	2	2	-	(2)
British Virgin Islands									
Norplat Trading SA	Market agent	-	-	100.0	100.0	9	10	(3)	(24)
Great Britain									
Norimet Limited	Market agent	5,260	500	100.0	100.0	291	4	295	(240)
Norilsk Nickel Europe Limited[1]	Market agent	1	-	100.0	-	-	-	-	-
Switzerland									
Norilsk Nickel Holding SA	Investment holding	-	-	100.0	100.0	4	1	2	1
Norilsk Nickel Metal Trading SA	Market agent	62	62	100.0	100.0	4	2	-	1
Metal Trade Overseas SA[2]	Market agent	-	-	100.0	100.0	(1)	-	-	-
United States of America									
Stillwater Mining Company[3]	Mining	49,813	-	55.5	-	509	-	-	-
Norimet USA[2]	Market agent	1	-	100.0	-	2	-	6	-

[1] Formed by the Group in 2003.

[2] Previously dormant, trading operations commenced in 2003.

[3] Acquired during 2003 (refer to note 43).

US Dollars million

The following companies were not consolidated in the Group's consolidated annual financial statements:

	% held	
	2003	**2002**
OJSC "Rosso"	51.0	51.0
CJSC "Interrosproduct"	51.0	51.0
CJSC "IRSD"	100.0	100.0
DKHO "TKO Zapolyarye"	100.0	100.0
OJSC "Yacht-club Admiral"	100.0	100.0
LLC "Torgoviy Dom Forvater-95"	-	56.0
CJSC "Sam-holding"	-	63.9
CJSC "Pechenegskiy molokozavod"	-	90.0
CJSC "Sadko"	-	100.0
DKHO "Norilsktorg"	-	100.0

These subsidiaries operate under severe long-term restrictions, which significantly impair their ability to transfer funds to their parent companies. In the preparation of the consolidated annual financial statements the investments in these entities have been written off.